     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2000


                                                      REGISTRATION NO. 333-95093
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                       CABOT MICROELECTRONICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              3291                             36-4324765
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                            870 NORTH COMMONS DRIVE
                             AURORA, ILLINOIS 60504
                                 (630) 375-6631
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MATTHEW NEVILLE
                       CABOT MICROELECTRONICS CORPORATION
                            CHIEF EXECUTIVE OFFICER
                            870 NORTH COMMONS DRIVE
                             AURORA, ILLINOIS 60504
                                 (630) 375-6631
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            THOMAS W. CHRISTOPHER, ESQ.                           DUNCAN C. MCCURRACH, ESQ.
      FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                       SULLIVAN & CROMWELL
                 ONE NEW YORK PLAZA                                    125 BROAD STREET
              NEW YORK, NEW YORK 10004                             NEW YORK, NEW YORK 10004
                   (212) 859-8000                                       (212) 558-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------


    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [ ] ----------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] ----------
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                              NUMBER OF         PROPOSED MAXIMUM       PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               SECURITIES        AGGREGATE OFFERING         AGGREGATE              AMOUNT OF
      SECURITIES TO BE REGISTERED         TO BE REGISTERED     PRICE PER SHARE(1)     OFFERING PRICE(1)     REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
  share................................       4,600,000              $17.00              $78,200,000              $20,645
---------------------------------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights(3).....       4,600,000                --                     --                     --
---------------------------------------------------------------------------------------------------------------------------------
Total..................................       9,200,000                --                $78,200,000              $20,645
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.



(2) The Registrant previously paid a fee of $19,800 in connection with the initial filing of the Registration Statement and an additional fee of $845 in connection with the filing of Amendment No. 2.



(3) The rights will initially trade together with the common stock. The value attributable to the rights, if any, is reflected in the market price of the common stock.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED MARCH 27, 2000.



                                4,000,000 Shares

                       CABOT MICROELECTRONICS CORPORATION
                                  Common Stock
[CABOT MICROELECTRONICS LOGO]
                            ------------------------


     This is an initial public offering of shares of common stock of Cabot Microelectronics Corporation. All of the 4,000,000 shares of common stock are being sold by Cabot Microelectronics. We expect that all or substantially all of the net proceeds of this offering will be paid to Cabot Corporation, our parent corporation, in the form of a dividend.



     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. We have applied to list our common stock on the Nasdaq National Market under the symbol "CCMP".


     Upon completion of this offering, Cabot Corporation will directly own at least 80% of our outstanding common stock and will continue to control us.


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                            PER SHARE       TOTAL
                                                            ---------       -----
Initial public offering price.............................  $             $
Underwriting discount.....................................  $             $
Proceeds, before expenses, to Cabot Microelectronics......  $             $


     To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from us at the initial public offering price less the underwriting discount.


                            ------------------------

     The underwriters expect to deliver the shares on               , 2000.

GOLDMAN, SACHS & CO.

                               MERRILL LYNCH & CO.
                                                   ROBERTSON STEPHENS

                            ------------------------

                     Prospectus dated               , 2000.

                               INSIDE FRONT COVER

OUTSIDE PORTION OF GATEFOLD:

[Graphical depiction of the role of our CMP products in the microchip manufacturing process and the applications in which microchips are used.]

Our products are an increasingly important part of the microchip manufacturing process.

Our products play an important part in the manufacture of advanced integrated circuit (IC) devices, which have become critical components in a wide variety of products and applications -- computers, wireless communications, telecommunications switches, personal data assistants, internet servers and many more.

While we do not make the electronic products shown above, our CMP slurries play a key role in manufacturing the IC devices used in those products.

LEFT-HAND PAGE OF GATEFOLD:


[Graphical depiction of cross-sections of IC devices, as taken from a silicon wafer, with, and without, the chemical mechanical planarization process.]


We supply sophisticated polishing slurries that play a critical role in our customers' manufacturing processes. Our products enable:

     -- IC manufacturers to make smaller, faster and more complex devices and improve their production processes

     -- Hard disk drive manufacturers to significantly increase the storage capacity and improve the speed and reliability of information exchange

CHEMICAL MECHANICAL PLANARIZATION -

Our polishing slurries are used in a process known as chemical mechanical planarization (CMP). Using our slurries, manufacturers planarize, or level and smooth, many of the multiple layers that are built upon silicon wafers to produce IC devices. CMP is also used to remove excess materials that are deposited on layers. Hard disk drive manufacturers use a similar process to smooth the surface of the coatings on hard disks before depositing magnetic media.

RIGHT-HAND PAGE OF GATEFOLD:

[Graphical depiction of CMP polishing process and example of Epic polishing pad.]

CMP SLURRY -


CMP slurries are liquid compounds composed of high-purity deionized water, chemical additives and abrasive agents that chemically interact with the surface material at an atomic level. Our Semi-Sperse(R) and Lustra(TM) slurries are formulated specifically for the particular surface to be polished.


CMP POLISHING PAD -

While we have not yet commenced commercial production, our Epic(TM) pads have been designed to be used in conjunction with a CMP slurry to optimize the polishing process. These pads play a critical role in achieving planarity and in providing highly consistent and reliable CMP process results.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about our company and common stock and our financial statements and the notes to those statements appearing elsewhere in this prospectus.


     The information in this prospectus assumes that the initial public offering price will be $16.00 per share, the midpoint of the range disclosed on the cover of this prospectus.



     Unless otherwise indicated, all references in this prospectus to us are to Cabot Microelectronics, to Cabot Corporation are to Cabot and its subsidiaries other than us, and to years are to our fiscal years ended September 30 of the year indicated.



     Unless otherwise indicated, all references in this prospectus to the number of outstanding shares of our common stock give effect to an increase in the number of our authorized shares of common stock from 5,000 shares to 200,000,000 shares and an 18,989.744 to 1 stock split, both of which will be effected prior to the completion of this offering.


     Unless otherwise indicated, all information in this prospectus assumes the underwriters' option to purchase additional shares in this offering will not be exercised.

                                  OUR BUSINESS


     We are the leading supplier of slurries used in chemical mechanical planarization, or CMP, a polishing process used in the manufacturing of integrated circuit, or IC, devices. CMP is an increasingly important part of the IC device manufacturing process because it helps manufacturers make smaller, faster and more complex IC devices and improves their production efficiency. CMP slurries are liquids containing abrasives and chemicals that facilitate and enhance the CMP polishing process. We believe that our products account for approximately 80% of all CMP slurry revenue from IC device manufacturers worldwide.



     For the fiscal year ended September 30, 1999, our sales increased 68% over the prior year to approximately $98.7 million and our net income increased 190% over the prior year to approximately $12.3 million. On a pro forma basis, for the fiscal year ended September 30, 1999, our sales would have been approximately $97.7 million and our net income would have been approximately $7.9 million. For the three months ended December 31, 1999, our sales increased 68% over the same period in the prior year to approximately $35.0 million and our net income increased 142% over the same period in the prior year to approximately $5.7 million. On a pro forma basis, for the three months ended December 31, 1999, our sales would have been approximately $34.8 million and our net income would have been approximately $4.7 million. For a discussion of the pro forma adjustments, see "Unaudited Pro Forma Combined Statements of Income".



     Since the first significant commercial sales of CMP slurries to the semiconductor industry in the early 1990s, use of CMP in the production of IC devices has grown rapidly. We estimate that sales of CMP slurries have grown at an average annual compound rate of 60% since 1997 and increased to a total of approximately $120 million for 1999.



     CMP is used in the production of a wide variety of IC devices, including logic devices, such as microprocessors, and memory chips that store computer data. The benefits of CMP become increasingly important to IC device manufacturers as the size of the devices shrink and their complexity increases. By reducing the size of IC devices, manufacturers increase their throughput, or the number of IC devices that they manufacture in a given time period. CMP also helps reduce the number of defective or substandard IC devices produced, which increases the device yield. Improvements in throughput and yield reduce an IC device manufacturer's total production costs. Based on existing technology, we believe that CMP is required for the efficient manufacturing of today's advanced IC devices.



     We have developed several different types and generations of slurries for polishing the insulating layers of IC devices, historically the most common use of CMP. We developed and introduced in 1994 a CMP slurry for polishing the tungsten plugs used to connect the multiple wiring layers of IC devices. In 1999, sales of CMP slurries for polishing insulating layers represented approximately two-thirds of our total sales and sales of CMP slurries for polishing tungsten plugs represented almost all of the balance.



     We have also begun selling new slurries for CMP polishing of the magnetic heads and the coating on hard disks in hard disk drives. In addition, we recently began limited production of CMP polishing pads for customer evaluation and qualification.



                                INDUSTRY TRENDS



     The rapid growth of the CMP slurry market has been driven in large part by the significant growth and technological advances the semiconductor industry has experienced over the past decade. IC devices have become critical components in an increasingly wide variety of products and applications and the use of IC devices in these products and applications has grown significantly in recent years. According to industry sources, the worldwide semiconductor market as measured by total sales grew at an average annual compound rate of 11% in the period from 1988 through 1998. We believe that worldwide revenues from the sale of CMP slurries to IC device manufacturers grew to approximately $120 million in 1999. Industry surveys project that annual worldwide revenues in this market will grow to between approximately $300 and $400 million by 2003.



                                    STRATEGY



     Our objective is to maximize our profitability and stockholder value by maintaining and leveraging our leading position in the CMP slurry market. We will pursue the following strategies to achieve our objective:



- remain the technology leader in CMP slurries;



- build and maintain customer intimacy;



- expand globally;



- attract and retain top quality personnel;


- maintain top quality products and supply; and



- expand into new applications and products.


                      RELATIONSHIP WITH CABOT CORPORATION


     We are a wholly owned subsidiary of Cabot Corporation, a global chemical manufacturing company based in Boston, Massachusetts. Prior to the transfer to us of the assets and liabilities relating to our business, our business was operated as a division of Cabot. After this offering, we will continue to be controlled by Cabot, which will own at least 80% of the outstanding shares of our common stock. As our controlling stockholder, Cabot will be able to approve or reject major corporate transactions without the support of any other stockholder, including a merger, consolidation or sale of substantially all our assets.



     Cabot has indicated that, following this offering, it intends to divest its remaining equity interest in us by means of a distribution to its stockholders within six to twelve months after the date of a private letter ruling from the IRS confirming that the spin-off is tax-free to Cabot. This transaction is sometimes referred to in this prospectus as the spin-off. Cabot may not complete its divestiture of its remaining equity interest in us in this time frame or at all.



     We have entered or will enter into agreements with Cabot governing various interim and ongoing relationships between us and Cabot. For a further discussion of these agreements, see "Relationships Between Our Company and Cabot Corporation".

                                  THE OFFERING


Common stock offered by us...................  4,000,000 shares
Common stock to be outstanding after this
  offering...................................  22,989,744 shares or 23,589,744 shares if the underwriters exercise their over-allotment option in
                                               full. These shares do not include 3,500,000 shares
                                               reserved for issuance pursuant to options that we may
                                               issue in the future pursuant to our stock option
                                               plan. In addition, these shares do not include
                                               475,000 shares available for purchase under our
                                               employee stock purchase plan.
Use of proceeds..............................  We expect that all or substantially all of the net proceeds of this offering will be paid to Cabot in
                                               the form of a dividend.
Proposed Nasdaq symbol.......................  CCMP


                             ----------------------

     We were incorporated in Delaware in October 1999. Our principal executive offices are located at 870 North Commons Drive, Aurora, Illinois, 60504. Our telephone number at that location is (630) 375-6631.

                      SUMMARY AND PRO FORMA FINANCIAL DATA


     The following table presents our summary and pro forma condensed combined financial data and has been derived from our audited financial statements for the fiscal years ended September 30, 1997, 1998 and 1999 and from our unaudited financial statements for the three months ended December 31, 1998 and 1999, each of which are included elsewhere in this prospectus, and from our unaudited financial statements for the fiscal years ended September 30, 1995 and 1996. The unaudited interim financial information for the three month periods ended December 31, 1998 and 1999 has been prepared on the same basis as the annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of that financial information. The unaudited results for interim periods are not necessarily indicative of results to be expected for any other interim period or the full year. The unaudited pro forma combined statement of operations data give effect to our new fumed metal oxide supply agreement and new dispersion services agreement with Cabot, each of which will become effective upon completion of this offering, as if they had been in effect since October 1, 1998 and do not purport to represent our results of operations for any future period. Because we began to operate as a separate division of Cabot in July 1995, the statement of operations data for 1995 include only three months of activity. As adjusted balance sheet data give effect to the proceeds from the sale of 4,000,000 shares of common stock in this offering, the dividends to Cabot and the transfer of our business from Cabot to us. The data below should be read in conjunction with "Selected Financial Data", "Unaudited Pro Forma Combined Statements of Income", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes to our combined financial statements, each of which is included elsewhere in this prospectus.


     An income tax benefit was recorded in 1997 as a result of a tax credit for research and development activities that exceeded our statutory taxes for that period.


                                                                                                 THREE MONTHS ENDED
                                                    YEAR ENDED SEPTEMBER 30,                        DECEMBER 31,
                       THREE MONTHS    ---------------------------------------------------   ---------------------------
                           ENDED                                                   PRO                             PRO
                       SEPTEMBER 30,                                              FORMA                           FORMA
                           1995         1996      1997      1998      1999        1999        1998      1999      1999
                       -------------    ----      ----      ----      ----        -----       ----      ----      -----
                                                                (in thousands)
COMBINED STATEMENT OF
  OPERATIONS DATA:
Total revenue........     $5,003       $24,334   $35,211   $58,831   $98,690     $97,695     $20,875   $35,046   $34,804
Gross profit.........      1,978        10,987    15,290    29,176    50,799      45,223      10,839    18,858    17,554
Income (loss) before
  income taxes.......        577        (1,513)      663     6,448    19,076      12,287       3,690     9,048     7,428
Net income (loss)....        355          (866)      708     4,237    12,280       7,910       2,377     5,748     4,719



                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                   (in thousands)
COMBINED BALANCE SHEET DATA:
Cash........................................................  $   103       $ 3,103
Working capital.............................................   25,293        27,280
Total assets................................................   82,986        84,386
Current liabilities.........................................    7,402         8,415
Total liabilities...........................................    7,930        24,930
Division equity.............................................   75,056        59,456
Total liabilities and division equity.......................   82,986        84,386

                                  RISK FACTORS

     You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, as more fully described below and elsewhere in this prospectus.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE NEVER OPERATED AS A STAND-ALONE ENTITY AND OUR BUSINESS COULD SUFFER IF WE FAIL TO DEVELOP THE SYSTEMS AND INFRASTRUCTURE NECESSARY TO SUPPORT OUR BUSINESS AS A STAND-ALONE ENTITY


     Following this offering, we will operate as a stand-alone entity and, accordingly, must develop and implement the systems and infrastructure necessary to support our current and future business. If we fail to develop these systems and infrastructure, our business will suffer. We have been a part of Cabot since we began developing CMP slurries in 1985. We were organized as a separate division of Cabot in July 1995. Cabot has historically provided us with operational, financial and other support. Although Cabot will provide us with the various interim and ongoing services described in "Relationships Between Our Company and Cabot Corporation", these arrangements will terminate upon the spin-off. After the expiration of these various arrangements, we may not be able to replace the interim and ongoing services on terms and conditions, including costs, as favorable as those that we had as a division of Cabot or pursuant to these arrangements. We also may not be able to develop the necessary systems and infrastructure to operate as a stand-alone entity. Any failure to do so could seriously harm our business, results of operations and financial condition.



BECAUSE OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY, YOU HAVE LIMITED FINANCIAL INFORMATION ON WHICH TO EVALUATE OUR BUSINESS AND YOUR INVESTMENT DECISION



     The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented and may not be indicative of what our results of operations, financial position and cash flows will be in the future. As a result, you have limited information on which to evaluate our business and your investment decision. This is because:


- as a division of Cabot, Cabot provided us with various services and allocated expenses for these services to us in amounts that may not have been the same as the expenses we would have incurred had we performed or acquired these services ourselves;


- we are changing our fumed metal oxide supply and dispersion services arrangements with Cabot and the prices that we will pay under our new agreements will be higher than the prices we paid in the past; and


- the information does not reflect other events and changes that will occur as a result of our separation from Cabot, including the establishment of our capital structure, the incurrence of debt and changes in our expenses as a result of new employee, tax and other structures and matters.

WE HAVE A NARROW PRODUCT RANGE AND OUR PRODUCTS MAY BECOME OBSOLETE, OR TECHNOLOGICAL CHANGES MAY REDUCE OR LIMIT INCREASES IN CMP CONSUMPTION


     Our business is substantially dependent on a single class of products, CMP slurries, which accounted for almost all of our revenue in 1999. Our business would suffer if these products became obsolete or if consumption of these products decreased. Our success depends on our ability to keep pace with technological changes and advances in the semiconductor industry and to adapt and improve our products in response to evolving customer needs and industry trends. Since its inception the semiconductor industry has experienced rapid technological changes and advances in the design, manufacture, performance and application of IC devices and these changes and advances are expected to continue in the future. One or more developments in the semiconductor industry may render our products obsolete or less important to the IC device manufacturing process, including:

- increased competition from new or existing producers of CMP slurries, including the introduction of new or substitute products;

- a shift toward recycling slurries;


- the adoption of a new process to create the wiring in IC devices, known as dual damascene, which may reduce the number of CMP steps required to produce an IC device and which we expect will become predominant in IC device manufacturing in the next five to ten years; and


- advances in CMP technology that make it possible to perform CMP without a slurry.


There may also be physical and other limits on the ability of IC device manufacturers to continue to shrink the size and increase the density of IC devices, which are trends currently driving the growth in CMP. Any of the foregoing developments could cause a decline in the CMP slurry market in general or seriously harm our business, financial condition and results of operations in particular.



A SIGNIFICANT AMOUNT OF OUR BUSINESS COMES FROM A LIMITED NUMBER OF LARGE CUSTOMERS AND OUR REVENUE AND PROFITS COULD DECREASE SIGNIFICANTLY IF WE LOST ONE OR MORE OF THEM AS CUSTOMERS



     Our customer base is concentrated among a limited number of large customers. One or more of these principal customers may stop buying CMP slurries from us or may substantially reduce the quantity of CMP slurries they purchase from us. Any cancellation, deferral or significant reduction in CMP slurries sold to these principal customers or a significant number of smaller customers could seriously harm our business, financial condition and results of operations.



     For 1999, our five largest customers accounted for approximately 58% of our revenue, with Intel accounting for approximately 22% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 10% of our revenue. Marketech and Takasago are distributors. We believe that in the same year sales of our products to our five largest end user customers accounted for approximately 45% of our revenue. For the three months ended December 31, 1999, our five largest customers accounted for approximately 53% of our revenue, with Intel accounting for approximately 14% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 11% of our revenue. The decline in the percentage of our total revenue attributable to sales to Intel resulted from, among other things, Intel's decision to significantly reduce purchases of one type of CMP slurry from us. See "Business -- Customers, Sales and Marketing" for more information relating to our customers.



IF WE LOSE PENDING OR FUTURE INTELLECTUAL PROPERTY LAWSUITS RELATING TO OUR BUSINESS, WE COULD BE LIABLE FOR SIGNIFICANT DAMAGES AND LEGAL EXPENSES AND COULD BE ENJOINED FROM MANUFACTURING OUR SLURRY PRODUCTS



     Cabot is currently the subject of two lawsuits against it involving infringement claims relating to our business. If Cabot or we were to lose these or future lawsuits, we could be liable for significant damages and legal expenses and could be enjoined from manufacturing our slurry products. Although Cabot is the only named defendant in these lawsuits, we will agree to indemnify Cabot for any and all losses and expenses arising out of this litigation as well as any other litigation arising out of our business.


     In June 1998, Rodel, Inc. commenced a lawsuit against Cabot in the United States District Court for the District of Delaware seeking injunctive relief and damages relating to allegations that Cabot is infringing a United

States patent owned by an affiliate of Rodel that relates to polishing metal surfaces. In April 1999, Rodel commenced a second lawsuit against Cabot in the same court seeking injunctive relief and damages relating to allegations that Cabot is infringing two other United States patents owned by an affiliate of Rodel. Rodel may claim that many of our products infringe its patents. The defense of these claims may not be successful. If Rodel wins either of these cases, we may have to pay damages and, in the future, may be prohibited from producing any products found to infringe those patents or required to pay Rodel royalty and licensing fees with respect to sales of those products. For a further description of these lawsuits, see "Business -- Legal Proceedings".



     In addition, we may be subject to future infringement claims by Rodel or others with respect to our products and processes. These claims, even if they are without merit, could be expensive and time consuming to defend and if we were to lose any future infringement claims we could be subject to injunctions, damages and/or royalty or licensing agreements. Royalty or licensing agreements, if required as a result of any pending or future claims, may not be available to us on acceptable terms or at all.


ANY PROBLEM OR INTERRUPTION IN OUR SUPPLY FROM CABOT OF FUMED METAL OXIDES, OUR MOST IMPORTANT RAW MATERIALS, COULD DELAY OUR SLURRY PRODUCTION AND ADVERSELY AFFECT OUR SALES


     Fumed metal oxides are the primary raw materials we use in many of our CMP slurries. Our business would suffer from any problem or interruption in our supply of fumed metal oxides.



     Cabot is currently our exclusive supplier of fumed metal oxides. We have entered into a fumed metal oxide supply agreement with Cabot, which will be effective upon completion of this offering and under which Cabot will continue to be our exclusive supplier of fumed metal oxides for our current slurry products. We also expect that Cabot will be our primary supplier of fumed metal oxides for products that we develop in the future. Our continued supply of fumed metal oxides from Cabot is subject to a number of risks, including:


- the destruction of one of Cabot's fumed metal oxides manufacturing facilities, particularly its Tuscola facility, or its distribution infrastructure;

- a work stoppage or strike by Cabot employees who manufacture fumed metal oxides;

- the failure of Cabot to provide fumed metal oxides of the requisite quality for production of our various CMP slurries;

- the failure of essential fumed metal oxides manufacturing equipment at a Cabot plant;

- the failure or shortage of supply of raw materials to Cabot; and

- contractual amendments and disputes with Cabot, including those relating to the fumed metal oxide supply agreement.


     Any of these factors could interfere with our ability to produce our CMP slurries in the quantities and of the quality required by our customers and in accordance with their delivery schedules. It may also be difficult to secure alternative sources of fumed metal oxides in the event Cabot encounters supply problems.



     In addition, if we changed the supplier or type of fumed metal oxides that we use to make our CMP slurries or were required to purchase them from a different Cabot manufacturing facility, our customers might be forced to requalify our CMP slurries for their manufacturing processes and products. The requalification process would likely take a significant amount of time to complete, during which our sales of CMP slurries to these customers could be interrupted or reduced. For a further discussion of the qualification and requalification process for CMP slurries, see "Business -- CMP slurries".


     We have also specifically engineered our slurry chemistries with the fumed metal oxides currently used in the production of our CMP products. A change in the fumed metal oxides we use to make our slurry products could require us to modify our chemistries.

This modification may involve a significant amount of time and cost to complete, and therefore, have an adverse effect on our business and sales.



OUR BUSINESS COULD BE SERIOUSLY HARMED IF OUR EXISTING OR FUTURE COMPETITORS DEVELOP SUPERIOR SLURRY PRODUCTS OR OFFER BETTER PRICING TERMS OR SERVICE, OR IF ANY OF OUR MAJOR CUSTOMERS DEVELOP IN-HOUSE SLURRY MANUFACTURING CAPABILITY



     Increased competition from current CMP slurry manufacturers, new entrants to the CMP slurry market or a decision by any of our major customers to produce slurry products in-house could seriously harm our business and results of operations. We are aware of only four other manufacturers of CMP slurries currently selling significant volumes to IC device manufacturers. Opportunities exist for companies with sufficient financial or technological resources to emerge as potential competitors by developing their own CMP slurry products. Some of our major customers, and some potential customers, currently manufacture slurries in-house and others have the financial and technological capability to do so. The existence or threat of increased competition and in-house production could limit or reduce the prices we are able to charge for our slurry products. In addition, our competitors may have or obtain intellectual property rights which may restrict our ability to market our existing products and/or to innovate and develop new products.


OUR INABILITY TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL OR TECHNICAL EMPLOYEES COULD CAUSE OUR BUSINESS TO SUFFER


     If we fail to recruit and retain the necessary management personnel, our business and our ability to maintain existing and obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is also heavily dependent on the leadership of our key management personnel, all of whom are employees-at-will. We have no key man insurance on any of our personnel. The loss of any number of our key management personnel could harm our business and results of operations.



     Our success also depends on our ability to recruit, retain and motivate technical personnel for our research and development activities. Competition for qualified personnel, particularly those with significant experience in the CMP and IC device industries, is intense, and we may not be able to successfully recruit, train or retain these employees. The loss of the services of any key technical employee could harm our business generally as well as our ability to research and develop new and existing products and to provide technical support and service to our customers.



     After indicating his desire to leave our company in January 2000, Chris Yu, our former Director of Research and Technology, decided to resign from that position but to remain with our company and focus on product development of CMP slurries for copper-based applications and technology-based applications for customers.



BECAUSE WE HAVE LIMITED EXPERIENCE IN MANUFACTURING AND SELLING CMP POLISHING PADS AND SLURRIES FOR CMP POLISHING OF THE MAGNETIC HEADS AND THE COATING ON HARD DISKS IN HARD DISK DRIVES, EXPANSION OF OUR BUSINESS INTO THESE AREAS AND APPLICATIONS MAY NOT BE SUCCESSFUL



     An element of our strategy is to leverage our current customer relationships and technological expertise to expand our business into new product areas and applications, including manufacturing CMP polishing pads and slurries for CMP polishing of the magnetic heads and the coating on hard disks in hard disk drives. We have had limited experience in developing and marketing these products, particularly polishing pads, which involve technologies and production processes that are new to us. For these reasons, the expansion of our business into these new product areas or applications may not be successful. For a more detailed discussion of the risks we might encounter in entering the market for polishing pads, see "Business -- Polishing Pads".

BECAUSE WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY, OUR FAILURE TO ADEQUATELY PROTECT IT COULD SERIOUSLY HARM OUR BUSINESS



     Protection of intellectual property is particularly important in our industry because CMP slurry manufacturers develop complex and technical formulas for CMP slurries which are proprietary in nature and differentiate their products from those of competitors. Our intellectual property is important to our success and ability to compete. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as employee and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could seriously harm our business.



     Policing the unauthorized use of our intellectual property is difficult, and the steps we have taken may not detect or prevent the misappropriation or unauthorized use of our technologies. In addition, other parties may independently develop or otherwise acquire the same or substantially equivalent technologies to ours.


WE ARE SUBJECT TO SOME RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS


     We currently have operations and a large customer base outside the United States. For 1999, approximately 46% of our revenue was generated by sales to customers outside the United States. For the three months ended December 31, 1999, approximately 50% of our revenue was generated by sales to customers outside the United States. We encounter potential risks in doing business in foreign countries, including:


- the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

- foreign customers may have longer payment cycles than customers in the United States;

- tax rates in some foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

- general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries;

- the difficulties associated with managing a large organization spread throughout various countries; and

- the potential difficulty in enforcing intellectual property rights in some foreign countries.


As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks.


EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS


     As a result of our international operations, we expect to generate an increasing portion of our revenue and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any foreign currency could have a negative impact on our financial condition or results of operations.



     The financial condition and results of operations of some of our operating entities are reported in various foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies will have a negative impact on our reported revenue and operating profits. For information about the impact of foreign currency translation on our financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Currency Exchange Rate and Exchange Rate Risk Management" and "-- Market Risk and Sensitivity Analysis".

OUR ABILITY TO RAISE CAPITAL IN THE FUTURE MAY BE LIMITED AND THIS MAY LIMIT OUR ABILITY TO EXPAND OUR BUSINESS AND IMPROVE OUR TECHNOLOGY



     We plan to expand our business and continue to improve our technology. To do so we may be required to raise additional funds in the future through public or private equity or debt financing, strategic relationships or other arrangements. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our financial condition or results of operations. Because we have agreed with Cabot that we will not issue any securities if doing so would reduce Cabot's ownership of us to less than 80.5% prior to the spin-off, our ability to raise capital through further sales of equity securities is limited until the spin-off occurs. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve restrictive covenants. For a discussion of our liquidity and capital resources, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".



                  RISKS RELATING TO OUR SEPARATION FROM CABOT


WE WILL BE CONTROLLED BY CABOT AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING THAT TIME


     After the completion of this offering, Cabot will beneficially own approximately 82.6% of our outstanding shares of common stock, or 80.5% if the underwriters exercise their over-allotment option in full. Under the initial public offering and distribution agreement, Cabot will have the right to maintain an 80.5% ownership of our common stock until the spin-off. As long as Cabot owns a majority of our outstanding common stock, Cabot will continue to be able to elect our entire board of directors and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, Cabot will be in a position to continue to control all matters affecting our company. For a discussion of these matters, see "Relationships between Our Company and Cabot Corporation -- Cabot as Our Controlling Stockholder".



     Cabot has indicated that it intends to divest its remaining equity interest in us within six to twelve months after the date of a private letter ruling from the IRS confirming that the spin-off is tax-free to Cabot. However, Cabot may not complete a divestiture of its remaining equity interest in us in this time frame or at all.


A NUMBER OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS OR EXECUTIVE OFFICERS OF CABOT OR OWN CABOT STOCK


     Three members of our board of directors are directors and executive officers of Cabot. Our directors who are also directors or executive officers of Cabot will have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both us and Cabot. In addition, after this offering and the spin-off, a number of our directors and executive officers will continue to own Cabot stock and options on Cabot stock they acquired as employees of Cabot. This ownership could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and Cabot. While there are provisions in our certificate of incorporation designed to resolve these conflicts between us and Cabot fairly, these conflicts may not ultimately be resolved in a fair manner to both parties. See "Description of Capital Stock -- Corporate Opportunities".



WE MAY HAVE CONFLICTS WITH CABOT WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS



     We may have conflicts with Cabot after this offering that we cannot resolve and, even if we are able to do so, the resolution of these conflicts may not be as favorable as if we were dealing with an unaffiliated party. Upon the completion of this offering, Cabot will continue to be our exclusive supplier of fumed metal oxides for our existing slurries under a fumed metal oxide supply agreement between Cabot and our company. While we are not required to do so under the terms of that agreement, we expect we also will purchase from Cabot most of the fumed metal oxides we require for any new slurries we develop. Furthermore, we currently have and, after this offering and the spin-off will continue to have, contractual arrangements with Cabot requiring Cabot and its affiliates to provide us with various interim, ongoing and other services. As a result, conflicts of interest may arise between Cabot and us in a number of areas relating to our past and ongoing relationships, including:


- the terms of our fumed metal oxide supply agreement and other interim and ongoing agreements with Cabot;

- Cabot's ability to control our management and affairs;

- the nature, quality and pricing of transitional services Cabot has agreed to provide us;

- business opportunities that may be attractive to both Cabot and us;

- litigation, labor, tax, employee benefit and other matters arising from our separation from Cabot;

- the incurrence of debt and major business combinations by us; and

- sales or distributions by Cabot of all or any portion of its ownership interest in us.


     In addition, the contractual agreements we have with Cabot may be amended from time to time upon agreement between the parties and, as long as Cabot is our controlling stockholder, it will have the ability to require us to agree to any such amendments. These agreements were made in the context of an affiliated relationship and were negotiated in the overall context of our separation from Cabot. The prices and other terms under these agreements may be less favorable to us than what we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar leases. It is particularly difficult to assess whether the price for fumed metal oxides provided for under our fumed metal oxide supply agreement with Cabot is the same as or different than the price we could have obtained in arm's-length negotiations with an unaffiliated third party in light of the long-term nature of the contract, the volumes provided for under the agreement and our particular quality requirements. For more information about these arrangements, see "Business -- Cabot as Our Raw Materials Supplier", "Business -- Dispersion Services Agreement with Cabot" and "Relationships Between Our Company and Cabot Corporation".


WE FACE RISKS ASSOCIATED WITH BEING A MEMBER OF CABOT'S CONSOLIDATED GROUP FOR FEDERAL INCOME TAX PURPOSES


     For so long as Cabot continues to own 80% of the vote and value of our capital stock, we will be included in Cabot's consolidated group for federal income tax purposes. Under a tax sharing agreement with Cabot that will become effective upon completion of this offering, we will pay Cabot the amount of federal, state and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in Cabot's consolidated or combined returns. In addition, by virtue of its controlling ownership and the tax sharing agreement, Cabot will effectively control substantially all of our tax decisions. Under the tax sharing agreement, Cabot will have sole authority to respond to and conduct all tax proceedings including tax audits relating to Cabot consolidated or combined income tax returns in which we are included. Moreover, notwithstanding the tax sharing agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Cabot or other members of the group fail to make any federal income tax payments required of them by law, we could be liable for the shortfall. Similar principles may apply for state income tax purposes in many states.



IF THE ANTICIPATED SPIN-OFF IS NOT TAX-FREE, WE COULD BE LIABLE TO CABOT FOR THE RESULTING TAXES


     As described above under "Prospectus Summary -- Relationship with Cabot Corporation", we will, after this offering, continue to be controlled by Cabot and Cabot intends to divest itself of its remaining equity interest in us by means of a tax-free spin-off. We will agree to indemnify Cabot in the event that the spin-off is not tax-free to Cabot as a result of various actions taken by or with respect to us or our failure to take various actions, all as to be set forth in our tax sharing agreement with Cabot. We may not be able to control some of the events that could trigger this liability. In particular, any acquisition of us by a third party within two years of the spin-off could result in the spin-off becoming a taxable transaction and give rise to our obligation to indemnify Cabot for any resulting tax liability. For a discussion of the other actions which could give rise to our obligation to indemnify Cabot if the spin-off is not tax-free to Cabot, see "Relationships between Our Company and Cabot Corporation -- Tax Sharing Agreement".


                        RISKS RELATING TO THIS OFFERING

SINCE OUR COMMON STOCK HAS NOT TRADED PUBLICLY, THE INITIAL PUBLIC OFFERING PRICE MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING, AND THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE WIDELY AND RAPIDLY


     There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price has been determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering.


     The market price of our common stock could fluctuate significantly as a result of:

- economic and stock market conditions generally and specifically as they may impact participants in the semiconductor industry;

- changes in financial estimates and recommendations by securities analysts following our stock;

- earnings and other announcements by, and changes in market evaluations of, participants in the semiconductor industry;

- changes in business or regulatory conditions affecting participants in the semiconductor industry;

- announcements or implementation by us or our competitors of technological innovations or new products; and

- trading volume of our common stock.


     The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. Specifically, market prices for securities of technology related companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted securities class action litigation against the company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a negative impact on our business, results of operations and financial condition.



THE ACTUAL OR POSSIBLE SALE OF OUR SHARES BY CABOT, WHICH WILL OWN MORE THAN 80% OF OUR OUTSTANDING SHARES, COULD DEPRESS OR REDUCE THE MARKET PRICE OF OUR COMMON STOCK OR CAUSE OUR SHARES TO TRADE BELOW THE PRICES AT WHICH THEY WOULD OTHERWISE TRADE


     The market price of our common stock could drop as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.


     Upon the completion of this offering, there will be 22,989,744 shares of our common stock outstanding, assuming the underwriters do not exercise their option to purchase additional shares from us. Based on the same assumption, after this offering

Cabot will beneficially own 82.6% of our outstanding common stock. The shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company (which can be sold under Rule 144 under the Securities Act, subject to various volume and other limitations). Cabot is not obligated to retain these shares, except that subject to limited exceptions, it has agreed not to sell or otherwise dispose of any shares of common stock for 180 days after the completion of this offering without the consent of our underwriters. After the expiration of this 180 day period, Cabot could dispose of its shares of our common stock through a public offering, spin-off or other transaction and has indicated its intention to do so through a spin-off.



ANTI-TAKEOVER PROVISIONS UNDER OUR CERTIFICATE OF INCORPORATION AND BYLAWS, OUR RIGHTS PLAN AND DELAWARE GENERAL CORPORATION LAW MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK, DISCOURAGE THIRD PARTIES FROM MAKING A BID FOR OUR COMPANY OR REDUCE ANY PREMIUMS PAID TO OUR STOCKHOLDERS FOR THEIR COMMON STOCK



     Amendments we intend to make to our certificate of incorporation and our bylaws, our rights plan and various provisions of the Delaware General Corporation Law may make it more difficult to effect a change in control of our company. These amendments, our rights plan and the various provisions of Delaware General Corporation Law may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their common stock. For example, we intend to amend our certificate of incorporation to authorize our board of directors to issue up to 20 million shares of blank check preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. We also intend to amend our certificate of incorporation to provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of our board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company. In addition, the rights issued to our stockholders under our rights plan may make it more difficult or expensive for another person or entity to acquire control of us without the consent of our board of directors. See "Description of Capital Stock -- Preferred Stock", "-- Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Provisions of Delaware Law" and "-- Rights Plan" for a more complete description of our capital stock, our certificate of incorporation, our rights plan and the effects of the Delaware General Corporation Law that could hinder a third party's attempts to acquire control of us.



INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION



     If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by Cabot for its shares. As a result, you will experience immediate and substantial dilution of approximately $13.58 per share, representing the difference between the assumed initial public offering price of $16.00 per share and our net tangible book value per share as of December 31, 1999 after giving effect to this offering. In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of stock options or under our employee stock purchase plan. The shares initially issuable under our employee stock purchase plan will be issued at a purchase price less than the public offering price per share in this offering. In addition, some of the stock options we may issue in the future may have exercise prices below the initial public offering price. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

                                USE OF PROCEEDS


     We estimate the net proceeds from our sale of 4,000,000 shares of common stock will be $57.2 million, after deducting the underwriting discount and estimated expenses of this offering and of the asset transfer. If the underwriters' over-allotment option is exercised in full, we estimate the net proceeds will be $66.1 million.



     We intend to use all of the net proceeds from this offering to pay a dividend to Cabot in an amount equal to the lesser of the amount of the net proceeds and Cabot's tax basis in us as of the completion of this offering. Any net proceeds not used for this purpose will be used for general working capital purposes. See "Capitalization" for a further discussion of Cabot's tax basis in US.


                                DIVIDEND POLICY


     Except for the $17.0 million dividend that we expect to pay to Cabot prior to the completion of this offering using borrowings under our term credit facility and the dividend that we expect to pay to Cabot immediately following the completion of this offering, we have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION


     Prior to the completion of this offering, we expect to borrow $17.0 million under our new term credit facility and to pay the proceeds of this borrowing to Cabot as a dividend. We also intend to pay a subsequent dividend to Cabot at the completion of this offering in an amount equal to the lesser of the net proceeds of this offering and Cabot's estimated tax basis in us as of the completion date.



     Cabot's estimated tax basis in us was approximately $71.2 million at December 31, 1999. This estimated tax basis is expected to increase as a result of our earnings and any capital contributions made by Cabot after December 31, 1999 and will decrease by the $17.0 million that we will pay to Cabot as a dividend from borrowings under our term credit facility. After payment of this dividend, Cabot estimates that its tax basis in us as of the completion date will be approximately $66.2 million.



     The following table sets forth, as of December 31, 1999, our capitalization on an actual basis and on a pro forma as adjusted basis to give effect to:



- our borrowing of $17.0 million under our term credit facility;



- our payment to Cabot of a cash dividend of $17.0 million from the borrowing under our term credit facility;



- our receipt of net proceeds from this offering equal to $57.2 million, which is based on an assumed initial public offering price of $16.00 per share, estimated underwriting discounts and expenses of $6.8 million and the assumption that the underwriters do not exercise their option to acquire additional shares from us;



- our payment to Cabot of a cash dividend of $54.2 million, which represents Cabot's estimated tax basis in us at December 31, 1999 ($71.2 million) minus the $17.0 million dividend we intend to pay to Cabot from the borrowing under our term credit facility; and


- the retention by Cabot of the fumed alumina plant in Tuscola, Illinois and the land and building in Barry, Wales (the total value of all of these assets was approximately $1.6 million at December 31, 1999).



     The foregoing adjustments are based on Cabot's estimated tax basis in us at December 31, 1999 of $71.2 million. While we expect that Cabot's estimated tax basis in us will increase prior to the completion date of this offering as a result of our earnings and any capital contributions made by Cabot after December 31, 1999, these earnings and capital contributions will increase our Division equity by about the same amount. As noted above, Cabot estimates that its tax basis in us as of the completion date after payment of the $17.0 million dividend referred to above will be approximately $66.2 million. If we had used this estimated tax basis in the foregoing adjustments, then the amount of the second dividend to Cabot would have been $57.2 million, the total assumed net proceeds of this offering (because they are less than the $66.2 million estimated tax basis).


     This table should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes to our combined financial statements, each of which is included in this prospectus.


                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                   (in thousands)
Total long term debt, less current portion of $1,013........       --        15,987
Division equity.............................................   75,056        59,456
                                                              -------       -------
          Total capitalization..............................  $75,056       $75,443
                                                              =======       =======

                                    DILUTION


     Our net tangible book value as of December 31, 1999 was approximately $71.2 million, or $3.75 per share. Net tangible book value per share is equal to our total tangible assets minus our total liabilities divided by the number of shares of our common stock outstanding. Assuming we had sold the 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $16.00 per share, and after deducting discounts and commissions and estimated offering expenses payable by us and the two dividend payments to Cabot referred to above under "Capitalization" totaling $71.2 million, our pro forma net tangible book value at December 31, 1999 would have been approximately $55.6 million, or $2.42 per share. This represents an immediate decrease in net tangible book value of $1.33 per share to Cabot and an immediate dilution of $13.58 per share to new investors. Dilution is determined by subtracting net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of common stock. The following table illustrates the substantial and immediate per share dilution to new investors:



                                                                 PER SHARE
                                                              ----------------
Assumed initial public offering price.......................            $16.00
  Net tangible book value as of December 31, 1999...........  $ 3.75
  Dividend payments to Cabot................................   (3.63)
  Increase in pro forma net tangible book value attributable
     to new investors.......................................    2.30
                                                              ------
Pro forma net tangible book value after this offering.......              2.42
                                                                        ------
Dilution to new investors...................................            $13.58
                                                                        ======



     The following table summarizes as of December 31, 1999 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by Cabot and by new investors at an assumed initial public offering price of $16.00 per share and without giving effect to the underwriting discount and assumed offering expenses:



                                  SHARES PURCHASED        TOTAL CONSIDERATION
                                ---------------------    ----------------------    AVERAGE PRICE
                                  NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                  ------      -------      ------       -------    -------------
Existing stockholders.........  18,989,744      82.6%    $ 4,870,000       7.1%       $ 0.26
New investors.................   4,000,000      17.4      64,000,000      92.9         16.00
                                ----------     -----     -----------    ------
  Total.......................  22,989,744     100.0%    $68,870,000     100.0%
                                ==========     =====     ===========    ======



     If the underwriters exercise their over-allotment option in full, the net tangible book value per share of common stock as of December 31, 1999 would have been $2.73 per share, which would result in dilution to the new investors of $13.27 per share, and the number of shares held by the new investors will increase to 4,600,000, or 19.5% of the total number of shares to be outstanding after this offering, and the number of shares held by Cabot will be 18,989,744 shares, or 80.5% of the total number of shares to be outstanding after this offering.

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes to our combined financial statements, each of which is included elsewhere in this prospectus. The selected financial data presented is for the five-year period ended September 30, 1999 and for the three months ended December 31, 1998 and 1999. The statement of operations data for the fiscal years ended September 30, 1997, 1998 and 1999 and the balance sheet data as of September 30, 1998 and 1999 are derived from our combined financial statements, which have been audited by PricewaterhouseCoopers LLP, independent public accountants, and are included elsewhere in this prospectus. The statement of operations data for the fiscal years ended September 30, 1995 and 1996 and the balance sheet information as of September 30, 1995, 1996 and 1997 are derived from our unaudited combined financial statements, which are not included in this prospectus. The statements of operations data for the three months ended December 31, 1998 and 1999 and the balance sheet information as of December 31, 1999 are derived from our unaudited financial statements, which are included elsewhere in this prospectus. Because we began to operate as a separate division of Cabot in July 1995, the statement of operations data for 1995 includes only three months of activity.



     The unaudited interim financial information for the three months ended December 31, 1998 and 1999 has been prepared on the same basis as the annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of that financial information. The unaudited results for interim periods are not necessarily indicative of results to be expected for any other interim period or the full year.



     Unaudited pro forma net income per share has been calculated using the 18,989,744 shares that will be owned by Cabot at the completion of this offering and the number of shares that we would have been required to issue to fund a dividend to Cabot in an amount equal to Cabot's tax basis in us at each period end minus the earnings from that period at an issue price per share equal to $14.30, which is the assumed initial public offering price of $16.00 per share less the estimated underwriting discounts and offering expenses.


     An income tax benefit was recorded in 1997 as a result of a tax credit for research and development activities that exceeded our statutory taxes for that period.

                                                                                                 THREE MONTHS
                                     THREE MONTHS                                                    ENDED
                                         ENDED              YEAR ENDED SEPTEMBER 30,             DECEMBER 31,
                                     SEPTEMBER 30,   ---------------------------------------   -----------------
                                         1995         1996        1997      1998      1999      1998      1999
                                     -------------   -------     -------   -------   -------   -------   -------
                                                        (in thousands, except per share data)
COMBINED STATEMENT OF OPERATIONS
  DATA:
Revenue -- external................     $4,242       $23,373     $33,851   $56,862   $95,701   $20,325   $34,230
Revenue -- related party...........        761           961       1,360     1,969     2,989       550       816
                                        ------       -------     -------   -------   -------   -------   -------
Total revenue......................      5,003        24,334      35,211    58,831    98,690    20,875    35,046
                                        ------       -------     -------   -------   -------   -------   -------
Cost of goods sold -- external.....      2,264        12,386      18,561    27,686    44,902     9,486    15,372
Cost of goods sold -- related
  party............................        761           961       1,360     1,969     2,989       550       816
                                        ------       -------     -------   -------   -------   -------   -------
Total cost of goods sold...........      3,025        13,347      19,921    29,655    47,891    10,036    16,188
                                        ------       -------     -------   -------   -------   -------   -------
    Gross profit...................      1,978        10,987      15,290    29,176    50,799    10,839    18,858
Operating expenses:
  Research and development.........         27         6,984       8,411    10,139    14,551     3,445     4,484
  Selling and marketing............        591           674       1,028     3,293     4,572       954     1,250
  General and administrative.......        604         4,122       4,468     8,576    11,880     2,570     3,896
  Amortization of goodwill and
    other intangibles..............        179           720         720       720       720       180       180
                                        ------       -------     -------   -------   -------   -------   -------
    Total operating expenses.......      1,401        12,500      14,627    22,728    31,723     7,149     9,810
                                        ------       -------     -------   -------   -------   -------   -------
Income (loss) before income
  taxes............................        577        (1,513)        663     6,448    19,076     3,690     9,048
Provision for (benefit from) income
  taxes............................        222          (647)        (45)    2,211     6,796     1,313     3,300
                                        ------       -------     -------   -------   -------   -------   -------
    Net income (loss)..............     $  355       $  (866)    $   708   $ 4,237   $12,280   $ 2,377   $ 5,748
                                        ======       =======     =======   =======   =======   =======   =======
Unaudited pro forma net income per
  share............................                                                  $  0.58             $  0.26
                                                                                     =======             =======
Unaudited pro forma shares
  outstanding......................                                                   21,054              22,378
                                                                                     =======             =======



                                                                                      AS OF DECEMBER 31,
                                                AS OF SEPTEMBER 30,                 -----------------------
                                  -----------------------------------------------                 PRO FORMA
                                   1995      1996      1997      1998      1999        1999         1999
                                   ----      ----      ----      ----      ----        ----       ---------
                                                               (in thousands)
COMBINED BALANCE SHEET DATA:
Current assets..................  $ 3,957   $ 5,817   $ 8,781   $15,581   $26,120     $32,695      $32,695
Property, plant and equipment,
  net...........................    4,045    16,797    17,195    24,713    40,031      46,400       44,800
Other assets....................    6,928     6,284     5,547     4,837     4,123       3,891        3,891
                                  -------   -------   -------   -------   -------     -------      -------
Total assets....................  $14,930   $28,898   $31,523   $45,131   $70,274     $82,986      $81,386
                                  =======   =======   =======   =======   =======     =======      =======
Current liabilities.............  $   651   $ 2,649   $ 2,980   $ 4,870   $ 7,775     $ 7,402      $78,602
Long-term liabilities...........       61        40       119       233       422         528          528
                                  -------   -------   -------   -------   -------     -------      -------
Total liabilities...............      712     2,689     3,099     5,103     8,197       7,930       79,130
Division equity.................   14,218    26,209    28,424    40,028    62,077      75,056        2,256
                                  -------   -------   -------   -------   -------     -------      -------
Total liabilities and division
  equity........................  $14,930   $28,898   $31,523   $45,131   $70,274     $82,986      $81,386
                                  =======   =======   =======   =======   =======     =======      =======

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME



     The following unaudited pro forma combined statements of income have been prepared to reflect adjustments to our historical results of operations to give effect to various transactions as if those transactions had been consummated at earlier dates, as described in this prospectus.



     We historically sold various dispersion products to Cabot at our cost of manufacturing. We have entered into a new dispersion services agreement with Cabot, which will become effective upon the completion of this offering, under which we will provide dispersion products to Cabot at our cost plus a standard margin. Under the new agreement, Cabot will supply us with the fumed metal oxide raw materials for these dispersions at no cost to us, which will reduce both our cost of goods sold and revenue for these dispersions. The unaudited pro forma combined statements of income have been adjusted to reflect the reduction in revenue and related cost of goods sold which would have resulted had the dispersion services agreement been in effect for the year ended September 30, 1999.



     We historically purchased fumed metal oxides, critical raw materials for our slurries, from Cabot at Cabot's budgeted standard cost. We have entered into a new fumed metal oxide supply agreement with Cabot which will become effective upon the completion of this offering under which we will purchase fumed metal oxides at a contractually agreed upon price. The agreement provides for fixed price increases each year and other price increases if Cabot's cost of producing fumed metal oxides increases. The unaudited pro forma combined statements of income have been adjusted to reflect the additional costs that we would have incurred based on the initial contractual price if the fumed metal oxide supply agreement had been in effect for the year ended September 30, 1999.



     The unaudited pro forma combined statements of income should be read in connection with, and are qualified by reference to, our combined financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", included elsewhere in this prospectus. We believe that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the transactions discussed above. The unaudited pro forma combined statements of income are not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor are they indicative of our future results.

                                                              FOR THE THREE MONTHS ENDED
                                                                  DECEMBER 31, 1999
                                                       ----------------------------------------
                                                                      PRO FORMA
                                                       HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                       ----------    -----------      ---------
                                                        (in thousands, except per share data)
                                                                     (unaudited)
Revenue -- external..................................   $34,230        $    --         $34,230
Revenue -- related party.............................       816           (242)(a)         574
                                                        -------        -------         -------
Total revenue........................................    35,046           (242)         34,804
                                                        -------        -------         -------

Cost of goods sold -- external.......................    15,372          1,388(b)       16,760
Cost of goods sold -- related party..................       816           (326)(a)         490
                                                        -------        -------         -------
Total cost of goods sold.............................    16,188          1,062          17,250
                                                        -------        -------         -------
     Gross profit....................................    18,858         (1,304)         17,554
Operating expenses:
  Research and development...........................     4,484                          4,484
  Selling and marketing..............................     1,250                          1,250
  General and administrative.........................     3,896             --(c)        3,896
  Amortization of goodwill and other intangibles.....       180                            180
                                                        -------                        -------
     Total operating expenses........................     9,810                          9,810
                                                        -------        -------         -------
Operating income.....................................     9,048         (1,304)          7,744
Interest expense.....................................        --           (316)(d)        (316)
                                                        -------        -------         =======
Income before income taxes...........................     9,048        (1,620)           7,428
Provision for income taxes...........................     3,300           (591)(e)       2,709
                                                        -------        -------         -------
     Net income......................................   $ 5,748        (1,029)         $ 4,719
                                                        =======        =======         =======
Pro forma net income per share(f)....................   $  0.26                        $  0.21
                                                        =======                        =======
Pro forma weighted average shares outstanding(f).....    22,378                         22,378
                                                        =======                        =======

                                                  FOR THE YEAR ENDED SEPTEMBER 30, 1999
                                                 ----------------------------------------
                                                                PRO FORMA
                                                 HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                 ----------    -----------      ---------
                                                  (in thousands, except per share data)
                                                               (unaudited)
Revenue -- external............................   $95,701       $     --         $95,701
Revenue -- related party.......................     2,989           (995)(a)       1,994
                                                  -------       --------         -------
Total revenue..................................    98,690           (995)         97,695
                                                  -------       --------         -------
Cost of goods sold -- external.................    44,902          5,925(b)       50,827
Cost of goods sold -- related party............     2,989         (1,344)(a)       1,645
                                                  -------       --------         -------
Total cost of goods sold.......................    47,891          4,581          52,472
                                                  -------       --------         -------
     Gross profit..............................    50,799         (5,576)         45,223
Operating expenses:
  Research and development.....................    14,551                         14,551
  Selling and marketing........................     4,572                          4,572
  General and administrative...................    11,880             --(c)       11,880
  Amortization of goodwill and other
     intangibles...............................       720                            720
                                                  -------                        -------
     Total operating expenses..................    31,723                         31,723
                                                  -------       --------         -------
Operating income...............................    19,076         (5,576)         13,500
Interest expense...............................        --         (1,213)(d)      (1,213)
                                                  -------       --------         -------
Income before income taxes.....................    19,076         (6,789)         12,287
Provision for income taxes.....................     6,796         (2,419)(e)       4,377
                                                  -------       --------         -------
     Net income................................   $12,280       $ (4,370)        $ 7,910
                                                  =======       ========         =======
Pro forma net income per share(f)..............   $  0.58                        $  0.38
                                                  =======                        =======
Pro forma weighted average shares
  outstanding(f)...............................    21,054                         21,054
                                                  =======                        =======

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME


                 (dollars in thousands, except per share data)



(a) Reflects the reduction in revenue and related cost of goods sold which would have resulted if our new dispersion services agreement had been in effect for the year ended September 30, 1999 and the three months ended December 31, 1999. Upon completion of this offering, a new dispersion services agreement will be in effect under which we will sell various dispersion products to Cabot at our cost plus an agreed upon margin. We have historically sold these dispersion products to Cabot at cost. In addition, we have historically purchased from Cabot the fumed metal oxide raw materials we use to produce these dispersion products. Under the new agreement, Cabot will supply us with these fumed metal oxide raw materials at no cost to us. The pro forma effect of receiving these fumed metal oxide raw materials at no cost to us decreases related party revenue and related party cost of goods sold by $1,344 for the year ended September 30, 1999 and $326 for the three months ended December 31, 1999. The pro forma effect of selling products at our cost plus an agreed upon margin increases related party revenue and gross profit by $349 for the year ended September 30, 1999 and $84 for the three months ended December 31, 1999.



(b) Reflects the additional costs that would have been incurred if our new fumed metal oxide supply agreement with Cabot had been in effect for the year ended September 30, 1999 and the three months ended December 31, 1999. We have historically purchased fumed metal oxides, our primary raw materials for CMP slurries, from Cabot at Cabot's budgeted standard cost. Upon the completion of this offering, a new fumed metal oxide supply agreement will be in effect with Cabot under which we will purchase fumed metal oxides at contractually agreed upon prices, which are higher than prices we historically paid and which will increase over the term of this agreement.



(c) We have operated as a wholly owned subsidiary of Cabot and as a result have not incurred all costs necessary to operate on a stand-alone basis. While we believe that our general and administrative costs could increase as a result of being a stand-alone entity primarily for incremental legal, audit, risk management and administrative costs, we are unable to quantify the potential increase but do not expect it to be material.



(d) Reflects the interest expense associated with $17,000 in borrowings we expect to incur to finance the dividend to Cabot.



(e) The effective tax rate derived from our income tax expense for the year ended September 30, 1999 and three months ended December 31, 1999 were applied to the pro forma adjustments to determine the income tax expense or benefit associated with pro forma adjustments.



(f) Unaudited pro forma net income per share has been calculated using the 18,989,744 shares that will be owned by Cabot at the completion of this offering and the number of shares that we would have been required to issue to fund a dividend to Cabot in an amount equal to Cabot's tax basis in us at each period end minus the earnings from that period at an issue price per share equal to $14.30, which is the assumed initial public offering price of $16.00 per share less the estimated underwriting discounts and offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with our historical combined financial statements and the notes to those financial statements and our unaudited pro forma combined statement of income, which are included in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those set forth in the section entitled "Risk Factors".


                                    OVERVIEW


     We develop, manufacture and supply CMP slurries to the semiconductor industry. Our revenue consists of:



-  external sales of CMP slurries; and



-  related party revenue from fumed metal oxide dispersions sold to Cabot.



We derive substantially all of our revenue from external sales of CMP slurries. These sales accounted for more than 96% of our total revenue in each of the three years ended September 30, 1999 and for the three months ended December 31, 1999. We recognize revenue and accrue for anticipated warranty costs upon delivery of products.



     The primary factors affecting our revenue are sales volumes, average selling prices and foreign currency effects. In recent years, sales volumes have been positively impacted by the growth of the semiconductor industry, increased demand for smaller, faster and more complex IC devices, pressure on IC device manufacturers to reduce costs and successful new product introductions.



     For 1999, our five largest customers accounted for approximately 58% of our revenue, with Intel accounting for approximately 22% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 10% of our revenue. Marketech and Takasago are distributors. For the three months ended December 31, 1999, our five largest customers accounted for approximately 53% of our revenue, with Intel accounting for approximately 14% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 11% of our revenue. The decline in the percentage of our total revenue attributable to sales to Intel resulted from, among other things, Intel's decision to significantly reduce purchases of one type of CMP slurry from us. We believe that in the same year sales of our products to our five largest end user customers accounted for approximately 45% of our revenue.



     A portion of our revenue is derived from sales in international markets. Revenue from sales in Europe was 10% of our total revenue for the three months ended December 31, 1999, 10% of our total revenue in 1999, 8% of our total revenue in 1998 and 6% of our total revenue in 1997. Revenue from sales in Asia was 40% of our total revenue for the three months ended December 31, 1999, 35% of our total revenue in 1999, 23% of our total revenue in 1998 and 17% of our total revenue in 1997. We expect our sales in Asia to continue to increase significantly in the future as IC device manufacturers increase production in Asia and we increase our marketing and distribution capabilities there. We intend to use our Geino, Japan facility to support these sales.



     Our revenue from Cabot was $0.8 million for the three months ended December 31, 1999, $3.0 million in 1999, $2.0 million in 1998 and $1.4 million in 1997.
In the past we sold fumed metal oxide dispersions to Cabot on a cost basis which included the cost of the fumed metal oxide raw materials we purchased from Cabot. We have entered into a new dispersion services agreement with Cabot which will be effective upon the completion of this offering. Under the new agreement with Cabot, Cabot will supply the fumed metal oxide raw materials for these dispersions to us at no cost. Because the cost of the fumed metal oxide raw materials will not be included in our cost of goods sold, it will also not be included in the price we charge to Cabot for our dispersion services. Conse-quently, we expect our revenue from Cabot and our cost of goods sold attributable to this revenue to decrease in the future.


     Fumed metal oxides are the primary raw materials used in the manufacture of most of our CMP slurries and account for a significant portion of our cost of goods sold. We have entered into a fumed metal oxide supply agreement with Cabot, effective as of the completion of this offering, pursuant to which Cabot will continue to be our exclusive supplier of fumed metal oxides for our currently existing CMP slurries. Although the agreement does not require us to purchase from Cabot fumed metal oxides for CMP slurries that we develop in the future, we expect that Cabot will be our primary supplier of fumed metal oxides for these products as well. Under the new agreement, the prices we will pay to Cabot in the future for fumed metal oxides will be higher than we have paid in the past and will increase each year. See "Business -- Cabot as Our Raw Materials Supplier".



     We currently pay a royalty to Rippey Corporation in connection with our acquisition of selected assets from Rippey in July 1995. This royalty is equal to approximately 2.5% of all revenue derived from the sale of our CMP slurries. This obligation will expire in the third quarter of 2002.



     We have entered into a management services agreement with Cabot, which will be effective upon completion of this offering, pursuant to which Cabot will provide administrative and corporate support services to us on an interim or transitional basis. These services will be similar in scope to what Cabot provided to us prior to this offering. Cabot will charge us for these services at a price that reflects its cost to provide these services. We expect that the cost to us will be similar to what our corporate charges were prior to this offering.



     We are, and, after this offering but prior to the spin-off, will continue to be, included in Cabot's consolidated federal income tax group, and our federal income tax liability will be included in the consolidated federal income tax liability of Cabot. We have entered into a tax sharing agreement with Cabot, which will become effective upon the completion of this offering, under which we will pay Cabot an amount equal to our income tax liability calculated as if we were an independent company. Under the terms of the tax sharing agreement, Cabot will not be required to make any payment to us for the use of our tax attributes that come into existence prior to the spin-off until the time that we would otherwise be able to utilize those attributes.


     We have been a part of Cabot since we began developing CMP slurries in 1985. We were organized as a separate division of Cabot in July 1995. Our financial statements reflect our historical results of operations, financial position and cash flows. These financial statements have been carved out from the financial statements and records of Cabot using the historical results of operations and cash flows and historical basis of the assets and liabilities of our business, as adjusted to reflect allocations of certain corporate charges that our management believes are reasonable. Our historical financial information may not necessarily reflect the results of our operations, financial position and cash flows in the future or what the results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during those periods.

                             RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, the percentage of revenue of certain line items included in our combined statement of operations data and our unaudited pro forma combined statements of income:



                                                YEAR ENDED             THREE MONTHS ENDED
                                              SEPTEMBER 30,               DECEMBER 31,
                                        --------------------------   -----------------------
                                                              PRO                       PRO
                                                             FORMA                     FORMA
                                        1997   1998   1999   1999     1998     1999    1999
                                        ----   ----   ----   -----    ----     ----    -----
Total revenue.........................  100%   100%   100%    100%    100%     100%     100%
Cost of goods sold....................   56     50     49      54      48       46       50
                                        ---    ---    ---     ---     ---      ---      ---
Gross profit..........................   44     50     51      46      52       54       50
  Research and development............   24     17     15      15      17       13       13
  Selling and marketing...............    3      6      4       4       5        3        3
  General and administrative..........   13     15     12      12      12       11       11
  Amortization of goodwill and other
     intangibles......................    2      1      1       1       1        1        1
                                        ---    ---    ---     ---     ---      ---      ---
Operating income......................    2     11     19      14      17       26       22
Interest expense......................    0      0      0       1       0        0        1
                                        ---    ---    ---     ---     ---      ---      ---
Income before income taxes............    2     11     19      13      17       26       21
Provision for income taxes............    0      4      7       5       6       10        8
                                        ---    ---    ---     ---     ---      ---      ---
Net income............................    2%     7%    12%      8%     11%      16%      13%
                                        ===    ===    ===     ===     ===      ===      ===



THREE MONTHS ENDED DECEMBER 31, 1999 VERSUS THREE MONTHS ENDED DECEMBER 31, 1998



REVENUE





     Total revenue was $35.0 million for the three months ended December 31, 1999, which represented a 68%, or $14.2 million, increase from the three months ended December 31, 1998. Revenue from external sales was $34.2 million for the three months ended December 31, 1999, which represented an increase of 68%, or $13.9 million, from the three months ended December 31, 1998. Of this increase, $9.8 million was due to a 48% increase in volume and $4.1 million was due to increased weighted average selling prices. The volume growth was driven by the increased use of CMP slurries in the manufacture of IC devices, and temporary inventory build-up by some customers for year 2000 rollover concerns. The growth was especially strong with respect to sales of CMP slurries for polishing tungsten, which increased 77% in volume terms. Sales of slurries for hard disk drives contributed $2.0 million to the growth as compared to the three months ended December 31, 1998. Weighted average selling prices rose due to the sale of higher performance products which had higher average selling prices. Also, we shifted some of our sales in Japan from sales to distributors to sales directly to customers, which resulted in an increased weighted average selling price.



     Related party revenue was $0.8 million for the three months ended December 31, 1999, which represented an increase of 48%, or $0.3 million, from the three months ended December 31, 1998. This increase was due to higher volumes sold. On a pro forma basis, for the three months ended December 31, 1999, related party revenue would have been $0.6 million. This decrease reflects the fact that under our existing arrangement with Cabot, we purchase from Cabot the fumed metal oxide raw materials required to make the dispersions that we sell to Cabot and the cost of these raw materials is included in the price we charge to Cabot, while under our new dispersion services agreement Cabot will provide these raw materials to us at no cost. As a result, our revenue and cost of goods sold will decrease as a result of the new arrangements.



COST OF GOODS SOLD



     Total cost of goods sold was $16.2 million for the three months ended December 31, 1999, which represented an increase of 61% or $6.2 million from the three months ended December 31, 1998. Cost of goods sold related to external sales was $15.4 million for the three months ended December 31, 1999, which represented an increase of 62%, or $5.9 million, from the three months ended December 31, 1998. Of this increase, $4.6 million was due to higher sales volume and $1.3 million was due to higher weighted average costs per gallon. These higher costs resulted from higher distribution costs resulting from the shift of some sales to distributors to sales directly to customers in Japan and for raw materials shipped to our manufacturing plant in Japan. Higher manufacturing costs associated with improved quality requirements also contributed to this increase. Because we sell products to Cabot at cost, our cost of goods sold for these sales is equal to our related party revenue. On a pro forma basis, total cost of goods sold would have been $17.3 million, which reflects a $1.4 million increase for the fumed metal oxides we purchase from Cabot to produce our slurries, partially offset by a $0.3 million decrease in the cost of goods sold attributable to our new dispersion services agreement with Cabot, in each case for the reasons described above.



GROSS PROFIT



     Our gross profit as a percentage of net revenue was 54% for the three months ended December 31, 1999 as compared to 52% for the three months ended December 31, 1998. Higher weighted average margins for new products, a higher percentage of direct sales to customers and higher utilization of manufacturing capacity contributed to the margin improvement. On a pro forma basis, for the three months ended December 31, 1999, gross profit as a percentage of revenue was 50%.



RESEARCH AND DEVELOPMENT



     Research and development expenses were $4.5 million in the three months ended December 31, 1999, which represented an increase of 30%, or $1.0 million, from the three months ended December 31, 1998. Of this increase, $0.6 million was due to higher laboratory supply costs and other operating expenses associated with the clean room. Increased staffing in other research and development activities added $0.4 million to the increase in expenses.



     Key activities during the three months ended December 31, 1999 involved the development of advanced particle technology, new and enhanced slurry products and new CMP polishing pad technology.



SELLING AND MARKETING



     Selling and marketing expenses were $1.3 million in the three months ended December 31, 1999, which represented an increase of 31%, or $0.3 million, for the three months ended December 31, 1998. The increase was primarily due to the hiring of additional customer support personnel in our North America, Japan and Taiwan offices.



GENERAL AND ADMINISTRATIVE



     General and administrative expenses were $3.9 million in the three months ended December 31, 1999, which represented an increase of 52%, or $1.3 million, from the three months ended December 31, 1998. The increase was primarily due to $0.7 million of additional personnel costs needed to support the general growth of our business and a $0.3 million increase in legal costs incurred in connection with patent litigation.



AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES



     Amortization of goodwill and other intangibles was $0.2 million in the three months ended December 31, 1999 and the three months ended December 31, 1998 and related to goodwill and other intangible assets associated with the acquisition of selected distributor assets from a third party in 1995.

PROVISION FOR INCOME TAXES



     The effective tax rate on income from operations was 36% in the three months ended December 31, 1999 and the three months ended December 31, 1998.



NET INCOME



     Net income was $5.7 million in the three months ended December 31, 1999, which represented an increase of 142%, or $3.4 million, from the three months ended December 31, 1998 as a result of the factors discussed above.



YEAR ENDED SEPTEMBER 30, 1999 VERSUS YEAR ENDED SEPTEMBER 30, 1998


REVENUE


     Total revenue was $98.7 million in 1999, which represented an increase of 68%, or $39.9 million, over 1998. Revenue from external sales was $95.7 million in 1999, which represented an increase of 68%, or $38.8 million, from 1998. The increase in external revenue was primarily due to a 53% increase in volume and, to a lesser extent, a 10% increase in weighted average selling prices. The volume growth was driven by the increased use of CMP slurries in the manufacture of IC devices. This growth was especially strong in Asia, where volumes across all slurry product lines increased by 114% and we began to recognize revenue from the sale of CMP slurries used to polish the magnetic heads and the coating on hard disks in hard disk drives. Weighted average selling prices rose from 1998 to 1999 due to the sale of higher performance products which had higher weighted average selling prices, particularly our CMP slurries for polishing tungsten.



     Related party revenue was $3.0 million in 1999, which represented an increase of 52%, or $1.0 million, from 1998. This increase was due to higher volumes sold. On a pro forma basis, for the fiscal year ended September 30, 1999, related party revenue would have been $2.0 million. This decrease reflects the fact that under our existing arrangement with Cabot, we purchase from Cabot the fumed metal oxide raw materials required to make the dispersions that we sell to Cabot and the cost of these raw materials is included in the price we charge to Cabot, while under our new dispersion services agreement Cabot will provide these raw materials to us at no cost. As a result, our revenue and cost of goods sold will decrease as a result of the new arrangements.


COST OF GOODS SOLD


     Total cost of goods sold was $47.9 million in 1999, which represented an increase of 61%, or $18.2 million, from 1998. Cost of goods sold related to external sales was $44.9 million in 1999, which represented an increase of 62%, or $17.2 million, from 1998. Of that increase, $14.6 million was due to higher sales volume and the remainder was primarily due to higher manufacturing costs associated with improved quality requirements and start up costs of our Geino, Japan facility. On a pro forma basis, for the year ended September 30, 1999, total cost of goods sold would have been $52.5 million, which reflects a $5.9 million increase for the fumed metal oxides we purchase from Cabot to produce our slurries, partially offset by a $1.3 million decrease in the cost of goods sold attributable to our new dispersion services agreement with Cabot, in each case for the reasons described above.


GROSS PROFIT

     Our gross profit as a percentage of revenue was 51% for 1999 and 50% for 1998. Higher margins from new products in 1999 were offset by increased spending for expanded capacity and support capabilities. On a pro forma basis, for the year ended September 30, 1999, gross profit as a percentage of revenue was 46%.

RESEARCH AND DEVELOPMENT


     Research and development expenses were $14.6 million in 1999, which represented an increase of 44%, or $4.4 million, from 1998. Of this increase, $2.3 million was due to higher laboratory supply costs and other operating expenses associated with the clean room. Increased staffing related to other research and development activities accounted for an additional $1.5 million of the increase and consumption of supplies in research and development activities contributed the rest of the increase. Key activities during 1999 involved the development of advanced particle technology, new or enhanced slurry products and new CMP polishing pad products.

SELLING AND MARKETING


     Selling and marketing expenses were $4.6 million in 1999, which represented an increase of 39%, or $1.3 million, from 1998. Of this increase, $0.4 million was due to the hiring of additional customer support personnel in the United States, $0.4 million was due to increased selling costs in Japan and the rest was due to increased production of product literature, costs relating to industry trade shows and marketing consulting costs.


GENERAL AND ADMINISTRATIVE


     General and administrative expenses were $11.9 million in 1999, which represented an increase of 39%, or $3.3 million, from 1998. Charges for corporate services provided by Cabot increased $1.8 million from 1998 to 1999 to keep pace with the growth of our business. Of the remaining increase, $1.2 million was due to additional administrative personnel as a result of general business growth and $0.3 million was due to outside legal fees incurred in connection with patent litigation.


AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES


     Amortization of goodwill and other intangibles was $0.7 million in 1999 and 1998 and related to goodwill and other intangible assets associated with the acquisition of selected assets from a third party in 1995.


PROVISION FOR INCOME TAXES

     The effective tax rate on income from operations was 36% in 1999 and 34% in 1998.

NET INCOME

     Net income was $12.3 million in 1999, which represented an increase of 190%, or $8.0 million, from 1998 as a result of the factors discussed above.


YEAR ENDED SEPTEMBER 30, 1998 VERSUS YEAR ENDED SEPTEMBER 30, 1997


REVENUE


     Total revenue was $58.8 million in 1998, which represented an increase of 67%, or $23.6 million, over 1997. Revenue from external sales was $56.9 million in 1998, which represented an increase of 68%, or $23.0 million, from 1997. The increase in external revenue was primarily due to a 61% increase in volume and, to a lesser extent, a 4% increase in weighted average selling prices. The volume growth was driven by the increased use of CMP slurries in the manufacture of IC devices. Weighted average selling prices rose due to the sale of higher performance products which had higher weighted average selling prices, particularly our CMP slurries for polishing tungsten plugs.


     Related party revenue was $2.0 million in 1998, an increase of 45% from $1.4 million in 1997, and increased due to higher volumes sold.

COST OF GOODS SOLD


     Total cost of goods sold was $29.7 million in 1998, which represented an increase of 49%, or $9.7 million, from 1997. Cost of goods sold related to external sales was $27.7 million, which represented an increase of 49%, or $9.1 million, from 1997. This increase was primarily due to higher sales volume.


GROSS PROFIT


     Our gross profit as a percentage of revenue increased to 50% in 1998 from 44% in 1997. The improvement was primarily the result of higher volumes and improved operating efficiencies, as well as a greater percentage of higher margin new products, particularly our CMP slurries for polishing tungsten plugs.


RESEARCH AND DEVELOPMENT


     Research and development expenses were $10.1 million in 1998, which represented an increase of 21%, or $1.7 million, from 1997. The increase was due to approximately $0.7 million of increased personnel costs, including increased salary, fringe benefit, travel, recruiting and relocation expenses relating to our development program teams. Approximately $0.4 million of the increase was due to higher laboratory supply costs due to the increased size of the development staff. Key activities during 1998 involved the development of new CMP slurry and polishing pad products.

SELLING AND MARKETING


     Selling and marketing expenses were $3.3 million in 1998, which represented an increase of 220%, or $2.3 million, from 1997. Approximately $1.9 million of the $2.3 million increase was due to increased staffing and travel expenses for global customer support, including in North America, Asia and Europe. The increase was also due to increased spending to perform market research and conduct promotional activities such as participation in trade shows and creation and distribution of product literature.


GENERAL AND ADMINISTRATIVE


     General and administrative expenses were $8.6 million in 1998, which represented an increase of 92%, or $4.1 million, from 1997. The increase in 1998 was primarily due to $2.0 million of increased legal expenses relating to patent litigation. Approximately $0.8 million of the increase related to higher charges for corporate services provided by Cabot and $0.4 million of the increase was due to increased staffing expenses to support our overall business growth.


AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES


     Amortization of goodwill and other intangibles was $0.7 million in 1998 and 1997 related to goodwill and other intangible assets associated with the acquisition of selected assets from a third party in 1995.

PROVISION FOR INCOME TAXES

     The effective tax rate on income from operations was 34% in 1998 as compared to a tax benefit of 7% in 1997. An income tax benefit was recorded in 1997 as a result of a tax credit for research and development activities that exceeded our statutory taxes for that period.

NET INCOME
     Net income was $4.2 million in 1998, which represented an increase of 498%, or $3.5 million, from 1997 as a result of the factors discussed above.

                      SELECTED QUARTERLY OPERATING RESULTS


     The following table presents our unaudited financial information for the eight quarters ended December 31, 1999. This unaudited financial information has been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the annual audited financial statements and in the opinion of management, they include all necessary adjustments, which consist only of normal recurring adjustments necessary to present fairly the financial results for the periods. The results for any quarter are not necessarily indicative of results for any future period.



                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                          1998        1998       1998        1998       1999        1999       1999        1999
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                   (in thousands, except percentages)
Total revenue.........................   $14,001    $15,120     $17,620    $20,875     $21,867    $22,864     $33,084    $35,046
Cost of goods sold....................     7,343      7,554       8,435     10,036      10,177     11,007      16,671     16,188
                                         -------    -------     -------    -------     -------    -------     -------    -------
Gross profit..........................     6,658      7,566       9,185     10,839      11,690     11,857      16,413     18,858
                                            47.5%      50.0%       52.1%      51.9%       53.5%      51.9%       49.6%      53.8%
Operating expenses:
  Research and development............     2,501      2,455       2,900      3,445       3,067      3,669       4,370      4,484
  Selling and marketing...............     1,077      1,013         554        954       1,083      1,108       1,427      1,250
  General and administrative..........     1,869      2,106       2,832      2,570       2,989      3,232       3,089      3,896
  Amortization of goodwill and other
    intangible assets.................       180        180         180        180         180        180         180        180
                                         -------    -------     -------    -------     -------    -------     -------    -------
Total operating expenses..............     5,627      5,754       6,466      7,149       7,319      8,189       9,066      9,810
                                         -------    -------     -------    -------     -------    -------     -------    -------
Income before income taxes............     1,031      1,812       2,719      3,690       4,371      3,668       7,347      9,048
Provision for income taxes............       353        622         932      1,313       1,559      1,307       2,617      3,300
                                         -------    -------     -------    -------     -------    -------     -------    -------
Net income............................   $   678    $ 1,190     $ 1,787    $ 2,377     $ 2,812    $ 2,361     $ 4,730    $ 5,748
                                         =======    =======     =======    =======     =======    =======     =======    =======

                        LIQUIDITY AND CAPITAL RESOURCES


     We had cash flows from operating activities of $0.3 million in the three months ended December 31, 1999 and $2.1 million in the three months ended December 31, 1998. We had cash flows from operating activities of $9.0 million in 1999, $2.3 million in 1998 and $0.4 million in 1997. Our principal capital requirements have been to fund working capital needs that support the expansion of our business. For the three months ended December 31, 1999, inventory was also increased to prepare for any supply chain interruptions that might have occurred due to the year 2000 date change.



     In the three months ended December 31, 1999, cash flows used in investing activities were $7.2 million, primarily due to the construction of our Aurora, Illinois manufacturing building, the purchase of land in Korea for a new distribution facility and the purchase of research and development equipment. In the three months ended December 31, 1998, cash flows used in investing activities were $6.8 million due to manufacturing capacity increases, the acquisition of research and development equipment and land and construction of our new headquarters building in Aurora, Illinois.



     In 1999, cash flows used in investing activities were $17.1 million, primarily due to the completion of our Geino, Japan facility and construction of our Aurora, Illinois headquarters building. In 1998, cash flows used in investing activities were $9.3 million due to manufacturing capacity increases and the acquisition of research and development equipment. In 1997, cash flows used in investing activities were $1.7 million, primarily related to additions for the purchase of machinery and equipment used in production and research and development.



     We had cash flows from financing activities of $6.9 million for the three months ended December 31, 1999 and $4.8 million for the three months ended December 31, 1998, resulting from capital contributions from Cabot. We had cash flows from financing activities of $8.1 million in 1999, $6.8 million in 1998, and $1.2 million in 1997 resulting from capital contributions from Cabot.



     Upon completion of this offering, we will have a $25 million unsecured revolving credit facility with Fleet National Bank. Loans under this facility will be used primarily for general corporate purposes, including working capital and capital expenditures. There is a sublimit for letters of credit of $5 million. We may elect to borrow at either:



- the higher of Fleet National Bank's base rate as announced from time to time or the federal funds rate plus a margin of up to 0.50%; or


- the LIBOR rate plus a margin of between 1.5% and 2.0%, determined quarterly.


     Interest on base rate loans will be payable at the end of each calendar quarter, and on LIBOR loans at the earlier of the end of each interest period or quarterly.



     All borrowings under our revolving credit facility will become due and payable in April 2003. Borrowings under this credit facility may be prepaid at any time, subject to payment of normal breakage costs, if any, in the case of LIBOR loans.



     We would breach our revolving credit facility if we were to incur losses greater than $7.5 million in a single fiscal quarter or greater than $10 million in two consecutive quarters. In addition to customary covenants, this credit facility contains certain restrictions on our ability to incur additional indebtedness, create liens, make certain investments, pay dividends or make certain distributions on our stock, merge, consolidate, make certain acquisitions or dispositions and enter into transactions with affiliates.



     Upon the completion of this offering, we will also have an unsecured term credit facility, consisting of a $3.5 million term loan and a $13.5 million term loan, with LaSalle Bank National Association. We expect that all $17.0 million of borrowings under this facility will be used to fund a dividend to Cabot.



     The $3.5 million term loan will be funded on the basis of the State of Illinois State Treasurers Economic Program. During the period that we remain eligible for this program and the State of Illinois maintains appropriate funds to cover the $3.5 million term loan, the outstanding amount will bear interest at a rate equal to 1.75% plus:



- until the second anniversary of the closing date of the loan, 70% of the two year treasury rate; and



- after the second anniversary of the closing date and until the termination date of this credit facility, which will be five years from the closing date of the credit facility, 70% of the three year treasury rate.



     During any period in which we are ineligible for this program or the State of Illinois removes funds on deposit with the lender for purposes of funding this loan, the outstanding amount will bear interest at the rate applicable to the $13.5 million term loan described below.



     With respect to the $13.5 million term loan, we may elect to borrow at either LaSalle Bank's base rate or the Eurodollar rate plus an applicable margin, which will vary between 1.5% and 2.0% depending on our ratio of funded debt to EBITDA.



     Interest on the $3.5 million term loan and each base rate loan will be payable quarterly. Interest on each Eurodollar loan will be payable on the last day of the applicable interest period, which will be a one, two or three month period.



     During the existence of any event of default under the term credit facility, the applicable interest rate on each type of loan will be increased 2.0%.



     The total principal amount of the $3.5 million term loan will be payable upon the termination date of the credit facility, which will be five years from the closing date of this credit facility. Principal on the $13.5 million term loan will be payable in quarterly installments of $337,500, with the balance payable upon the termination date. Subject to specified minimum amounts, we can convert base rate loans and Eurodollar loans into loans of the other type.



     During the term of this facility, we will be subject to prepayment provisions, financial ratios, default provisions and restrictive covenants similar to those described with respect to our $25 million revolving credit facility.



     Under both our $25.0 million revolving credit facility and our $17.0 million term credit facility, we will be required to maintain the following financial ratios:



- a ratio of (A) cash plus short-term investments plus net accounts receivable to (B) total current liabilities equal or above 1.25 to 1. The actual ratio as of December 31, 1999 was 3.06 to 1. Assuming the $25.0 million of revolving loans under our revolving credit facility and the $17.0 million of term loans under our term credit facility had been outstanding on December 31, 1999, and we had used all $17.0 million of borrowings under our term credit facility to fund a dividend to Cabot as of that date, the ratio would have been 1.84 to 1;



- a leverage ratio of (A) total funded indebtedness to (B) EBITDA below 2.25 to
  1. This ratio would have been satisfied as of December 31, 1999 because we had no funded indebtedness as of that date. Assuming the $25.0 million of revolving loans under our revolving credit facility and the $17.0 million of term loans under our term credit facility had been outstanding during the three month period ended December 31, 1999, the ratio would have been 1.52 to 1; and



- a minimum coverage ratio of (A) EBIT to (B) interest expense greater than 3.0 to 1. This ratio would have been satisfied as of December 31, 1999 because we had no interest expense as of that date. Assuming the $25.0 million of revolving loans under our revolving credit facility and the $17.0 million of the term loans under our term credit facility had been outstanding during the three month period ended December 31, 1999, the ratio would have been 7.40 to 1.


     EBITDA is our net income before taxes plus interest expense, depreciation and amortization. EBIT would take into account depreciation and amortization.


     We estimate that our total capital expenditures in 2000 will be approximately $32.5 mil-lion, approximately $7.2 million of which we have already spent. Our major capital expenditures in 2000 are expected to be:

- approximately $20.4 million to expand our existing North American manufacturing facilities and build and equip a new slurry manufacturing facility adjacent to our current facility in Aurora, Illinois;


- approximately $8.1 million to expand our existing manufacturing facility in Geino, Japan and establish new distribution facilities in Asia;


- approximately $0.7 million to expand and improve our Barry, Wales facility;
  and

- approximately $3.4 million for polishing and other equipment used in our research and development activities.


     We believe that cash generated by our operations and borrowings under our revolving credit facility will be sufficient to fund our operations and expected capital expenditures for the next 24 months. However, we plan to expand our business and continue to improve our technology and, to do so, we may be required to raise additional funds in the future through public or private equity or debt financing, strategic relationships or other arrangements. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our business, financial condition or results of operations. Because we will agree with Cabot that we will not issue any securities if doing so would reduce Cabot's ownership of us to less than 80% prior to the spin-off, our ability to raise capital through further sales of equity securities is limited until the spin-off occurs. Additional equity financing could be dilutive to the holders of our common stock and debt financing, if available, may involve restrictive covenants. See "Risk Factors -- Risks Relating to Our Business -- Our ability to raise capital in the future may be limited and this may limit our ability to expand our business and improve our technology".



     Cabot is currently a defendant in two lawsuits involving Rodel. We will agree to indemnify Cabot for any liabilities or damages resulting from these lawsuits. See "Business -- Legal Proceedings".


      EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT


     We conduct business operations outside of the United States through our foreign operations. Our foreign operations maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. The primary currencies to which we have exposure are the Japanese Yen and the British Pound. Our exposure to foreign currency exchange risks has not been significant because a significant portion of our foreign sales are denominated in U.S. dollars. As foreign markets become a more significant portion of our business, we may enter into forward contracts in an effort to manage foreign currency exchange exposure.


                      MARKET RISK AND SENSITIVITY ANALYSIS

FOREIGN EXCHANGE RATE RISK


     During 1999, less than 10% of our revenue was transacted in currencies other than the U.S. dollar. We generally do not enter into forward exchange contracts as a hedge against foreign currency exchange risk on transactions denominated in foreign currencies or for speculative or trading purposes. We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates. As of September 30, 1999, the analysis demonstrated that such market movements would not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Actual gains and losses in the future may differ materially from this analysis based on changes in the timing and amount of foreign currency rate movements and our actual exposures. We believe that our exposure to foreign currency exchange rate risk at September 30, 1999 was not material.



     There have been no material changes in market risk exposures through December 31, 1999.

                            NEW ACCOUNTING STANDARDS


     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Statement of Position 98-1 provides guidance regarding whether computer software is internal-use software, the capitalization of costs incurred for computer software developed or obtained for internal use and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. We do not expect the impact of adopting Statement of Position 98-1, which will be effective for us in fiscal 2000, to be material to our financial condition or results of operations.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". Statement of Position 98-5 requires companies to expense start-up and organization costs as incurred. Statement of Position 98-5 broadly defines start-up activities and provides examples to help entities determine costs that are and are not within the scope of Statement of Position 98-5. Statement of Position 98-5 will be effective for us in fiscal 2000, and its initial application is to be reported as the cumulative effect of a change in accounting principle. We do not expect the impact of adopting Statement of Position 98-5 to be material to our financial condition or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement of Financial Accounting Standards No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. Statement of Financial Accounting Standards No. 133 requires all derivatives be recognized at fair value in the statement of financial position, and the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. We do not expect the impact of adopting Statement of Financial Accounting Standards No. 133, which will apply to us in 2001, to be material to our financial condition or results of operations.


     In December 1999, the SEC released Staff Accounting Bulletin No. 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. We are required to be in conformity with the provisions of Staff Accounting Bulletin No. 101 no later than October 1, 2000 and do not expect a material change in our financial condition or results of operations as a result of Staff Accounting Bulletin 101.

                                    BUSINESS

                                  OUR COMPANY


     We are the leading supplier of slurries used in chemical mechanical planarization, or CMP. We believe that we have an approximately 80% share of the slurries sold to IC device manufacturers worldwide. CMP is a polishing process used by IC device manufacturers to planarize many of the multiple layers of material that are built upon silicon wafers to produce advanced IC devices. Planarization is a polishing process that levels and smooths, and removes the excess material from, the surfaces of these layers. CMP slurries are liquids containing abrasives and chemicals that facilitate and enhance this polishing process. CMP assists IC device manufacturers in producing smaller, faster and more complex IC devices with fewer defects. We believe CMP will become increasingly important in the future as manufacturers seek to further shrink the size of these devices and improve their performance. Most of our CMP slurries are used to polish insulating layers and the tungsten plugs that go through the insulating layers and connect the multiple wiring layers of IC devices. We have developed and have begun limited sales of new CMP slurries that our customers use for polishing the coating on the hard disks and the magnetic heads in hard disk drives, although in 1999 revenue from sales of these CMP slurries accounted for less than 2.0% of our total revenue. We continue to develop slurries for additional new applications. In addition, we have recently begun producing and selling polishing pads used in the CMP process.


                            IC DEVICE MANUFACTURING

     Today's advanced IC devices are composed of millions of transistors and other electronic components connected by miles of wiring. The wiring, composed primarily of aluminum and tungsten, carries electric signals through the multiple layers of the IC device. Insulating material is used throughout the IC device to isolate the electronic components and wiring to prevent short circuiting and to improve the efficiency of electric signal travel within the device. To increase performance, IC device manufacturers have progressively increased the number, or density, of transistors and other electronic components in each IC device.

     The manufacturing process for IC devices typically begins with a circular wafer of pure silicon. A large number of identical IC devices are manufactured on each wafer at the same time, and at the end of the process, the wafer is cut into the individual devices. The first step in the manufacturing process is to build transistors and other electronic components on the silicon wafer. These components are then wired together in a particular sequence to produce an IC device with the desired characteristics. Once the transistors and other electronic components are in place on the silicon wafer, they are usually covered with a layer of insulating material, most often silicon dioxide.

     CMP is used to planarize the insulating layers of an IC device and prepare them for a process known as metallization. During metallization, wiring is added to the surface of the insulating layer through a series of steps involving:

- depositing metal, usually aluminum, onto the surface of the layer;

- projecting an image of the desired wiring pattern on the layer using a process known as photolithography; and

- removing the excess deposited metal from the surface of the insulating layer using a process known as etching, which leaves behind the desired wiring pattern.

When the wiring is finished, another layer of insulating material is added and planarized using CMP. This process of alternating insulating and wiring layers is repeated until the IC device is completed. The electronic components and wiring layers are connected by conductive plugs that are formed by making holes in the insulating layers and filling those holes with metal, usually tungsten. After these holes have been filled with tungsten, CMP is used to remove all the excess tungsten above the surface of the insulating layer so that the top of the plug is level with the surface of the
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

insulating layer before the next wiring layer is built. Manufacturing IC devices requires precision processing in ultra clean, controlled environments.

     The semiconductor industry has a generally accepted set of design rules that describe current and projected feature size and spacing of electronic components and wiring in IC devices. The feature size and spacing in these design rules have been progressively decreasing to accommodate the demand for increased circuit density and miniaturization. As the density of IC devices increases, the amount of wiring needed to connect the transistors and other electronic components to each other also increases. As IC devices become smaller, this increase in wiring requires tighter and more precise spacing of the wiring and has led to an increase in the layers of IC devices.


     According to the Semiconductor Industry Association's National Technology Roadmap for Semiconductors (1998 and 1999 Editions), the trends toward increased density and miniaturization of IC devices are expected to continue. While the number of layers varies by IC device type, an advanced logic device built with today's common 0.25 micron feature size has approximately seven insulating and six wiring layers and a typical memory device built with the same feature size has approximately three insulating and two wiring layers. By 2001, the Semiconductor Industry Association predicts that advanced IC devices will be manufactured with a 0.15 micron feature size and that advanced logic devices will have approximately eight insulating and seven wiring layers and advanced memory devices will have approximately four insulating and three wiring layers. CMP is currently used to polish both the insulating layers and the tungsten plugs in IC devices in separate steps. As a result, even though CMP is not currently used to polish the wiring layers, the number of CMP steps used to produce an IC device is typically at least equal to the total number of insulating and wiring layers in the device. While CMP is currently used more in the manufacture of logic devices than memory devices, we believe that the use of CMP in the manufacture of memory devices will increase in the future as the feature size and spacing of these devices decreases and the number of layers in the device increases.


     The increased density and miniaturization of IC devices has also resulted in an increased emphasis on reduction of defects and residue remaining after the CMP process. A defect is any imperfection on a layer of an IC device that causes a short circuit or other problem with the performance of the device. Residue from the CMP process consists of particle and chemical residue left on the layer surface as a result of the CMP process. The likelihood that a defect or residue of a given size will negatively effect the performance of an IC device increases as the density and miniaturization of the device increase. IC device manufacturers are requiring that the number of defects per given area decline and that the residues from the CMP process be reduced.

                       CHEMICAL MECHANICAL PLANARIZATION

     The CMP process involves both chemical reactions and physical means to planarize the insulating layers of an IC device that are built upon a silicon wafer and the conductive tungsten plugs that go through the insulating layers and connect the multiple wiring layers of IC devices. The wafer is typically held on a rotating carrier which is spun at high speeds and pressed against a rotating, polishing table. The portion of the table that comes in contact with the wafer is covered by a textured, polishing pad. A CMP slurry is continuously applied to the polishing pad during the CMP process to facilitate and enhance the polishing process. CMP slurries are liquid compounds composed of high purity deionized water, chemical additives and abrasive agents that chemically interact with the surface material of the IC device at an atomic level.

     The following diagram demonstrates the CMP process as applied to the insulating layers of an IC device:

                    [CMP OF OXIDE INSULATING LAYER GRAPHIC]

     The following diagram demonstrates the CMP process as applied to the conductive tungsten plugs of an IC device:

                     [CMP OF OXIDE TUNGSTEN PLUGS GRAPHIC]

                                BENEFITS OF CMP


     CMP provides IC device manufacturers with a number of advantages. CMP enables IC device manufacturers to produce smaller IC devices with greater density, both of which improve the performance of the device. As IC devices shrink and become more dense, they require smaller feature sizes and tighter spacing between the wiring of the device. If the surface is not level, the smaller feature size and tighter spacing make it more difficult for the photolithography equipment to focus accurately and create the desired wiring pattern. In addition, because today's smaller, denser IC devices have more layers, any uneveness of a layer at or near the bottom of an IC device will get magnified in the additional layers that are added to the device. Defects caused by problems in the photolithography process or uneveness in the layers can lead to:



- short circuits;



- reduced performance; and



- at worst, failure of the IC device.

By using CMP, IC device manufacturers can eliminate or minimize these problems.

     By enabling IC device manufacturers to make smaller IC devices, CMP allows them to increase their throughput, or the number of IC devices that they can manufacture in a given time period. CMP also helps reduce the number of defective or substandard IC devices produced, which increases the device yield. Improvements in throughput and yield reduce an IC device manufacturer's total production costs. Manufacturers can achieve further improvements in throughput and yield through improvements in the CMP process that reduce defectivity rates and decrease the amount of time required for the polishing process.

                                  CMP SLURRIES

     The characteristics that make an effective CMP slurry include:

- high polishing rates, which increase productivity and throughput;

- high selectivity, which means enhancing the polishing of specific materials while inhibiting polishing of other materials;

- uniform polishing of different surface materials at the same time, which avoids problems such as dishing and erosion;

- low levels of chemical and physical impurities, which reduce defects and residues on the polished surface that can adversely affect IC device performance; and

- colloidal stability, which means the abrasive particles within the slurry do not settle, which is important for uniform polishing with minimum defects.

     Most of the foregoing qualities of CMP slurries affect and enhance not only the performance of the IC devices but can also positively impact the cost of ownership of the CMP process. Cost of ownership is a calculation by which IC device manufacturers evaluate the benefits and costs of each production step by analyzing the impact of that step on throughput and yield and the costs of the production inputs of that step. This calculation allows IC device manufacturers to compare competing production processes and inputs. An input that improves throughput and yield may reduce the cost of ownership even though it costs more.

     Prior to introducing a new or different CMP slurry into its manufacturing process, an IC device manufacturer generally requires that the slurry be qualified at each of its plants through a series of tests and evaluations intended to ensure that the slurry will function properly in the manufacturing process and to optimize the slurry's application. These tests may require changes to the CMP process, the CMP slurry and/or the CMP polishing pad. While this qualification process varies depending on numerous factors, it is not unusual for this process to be very expensive and take six months or more to complete. IC device manufacturers must take the cost, time delay and impact on production into account when they consider switching to a new CMP slurry.

                                INDUSTRY TRENDS

     The rapid growth of the CMP slurry market has been driven in large part by the significant growth and technological advances the semiconductor industry has experienced over the past decade. IC devices are critical components in an increasingly wide variety of products and applications, including computers, data processing, communications, telecommunications, the Internet, automobiles and consumer and industrial electronics. As the performance of IC devices has increased and their size and cost have decreased, the use of IC devices in these applications has grown significantly. According to industry sources, the worldwide semiconductor market as measured by total sales grew at an average annual compound rate of 11% in the period from 1988 through 1998. Dataquest and other industry sources project continued growth at similar rates in the future.

     The rapid growth in the semiconductor industry, increasing demand for smaller, higher performance and more complex IC devices and pressure on IC device manufacturers to reduce their costs have led to increased use of CMP and consumption of CMP slurries and polishing pads. We believe that worldwide revenues from the sale of

CMP slurries to IC device manufacturers grew to approximately $120 million in 1999. Industry surveys project that annual worldwide revenues in this market will grow to between approximately $300 and $400 million by 2003. This projected growth assumes increases in the number of IC devices produced, the percentage of IC devices that are produced using CMP and the number of polishing steps used to produce each device.


     Although some sectors of the semiconductor industry have been highly cyclical, sales of CMP slurries and polishing pads have not been adversely affected by these trends. We believe this is because sales of CMP slurries and polishing pads are driven primarily by the number of IC devices sold, which has been much less cyclical than the prices of IC devices. In addition, we believe that IC manufacturers have continued to increase their use of CMP because the CMP process represents only a small percentage of the total production cost of an IC device and is very important to the continued improvement of IC device performance.

                        OTHER APPLICATIONS OF CMP IN THE
                        IC DEVICE MANUFACTURING PROCESS


     CMP is primarily used today for polishing the insulating layers and tungsten plugs in IC devices. However, we believe there are a number of other applications for CMP in the IC device manufacturing process. We have undertaken research, developed and successfully tested slurries for three applications that we expect to be able to commercialize in the next three years. First, we have developed and successfully tested CMP slurries for polishing copper because we believe copper will increasingly be used in the future for both wiring and conductive plugs because it conducts electricity better than aluminum and tungsten. However, there are significant technological challenges and operating issues that must be addressed before IC device manufacturers switch to copper from aluminum and tungsten. To date, only a very limited number of IC device manufacturers have switched to copper and their production using copper is very limited.



     Second, we have developed and successfully tested CMP slurries for use in connection with an IC device manufacturing process known as shallow trench isolation, which is currently being used by some of the leading IC device manufacturers. Shallow trench isolation is a relatively new method of isolating the electronic components built on silicon wafers of an IC device to prevent short circuits and other electrical interference. Shallow trench isolation uses CMP before the first insulating layer is put down on the wafer. Isolation methods used prior to shallow trench isolation did not use CMP. By using CMP in conjunction with shallow trench isolation, IC device manufacturers can achieve greater miniaturization and density of their IC devices.



     Third, we have developed and successfully tested CMP slurries to planarize the polysilicon material often used to build the electronic components on IC devices. As the number of these electronic components per IC device increases, we believe that the use of polysilicon CMP will increase.


                                    STRATEGY


     Our objective is to maximize our profitability and stockholder value by maintaining and leveraging our leading position in the CMP slurry market. Our proven track record increases the propensity for IC device manufacturers to work with us in the early stages of product development for their next generation IC devices. In addition, IC device manufacturers would likely incur significant evaluation and qualification costs if they switch to a new CMP slurry.



     We will pursue the following strategies to achieve our objective:


REMAIN THE TECHNOLOGY LEADER IN CMP SLURRIES

     We believe that technology is key to success in the CMP slurry market and we plan to continue to devote significant resources to research and development. We need to keep pace with the rapid technological advances in the semiconductor industry so we can continue to deliver products that meet our customers' evolving needs. We intend to use our advanced research and development, polishing and metrology capabilities to:

- advance our understanding of our customers' technology, processes, and performance requirements for qualified products;

- further improve the chemical and mechanical qualities of our CMP products; and

- demonstrate and deliver advanced CMP solutions to the semiconductor industry.

BUILD AND MAINTAIN CUSTOMER INTIMACY

     We believe that building close relationships with our customers is another key to success in the CMP slurry market. We work closely with our customers to research and develop new and better CMP slurries, to integrate our slurries into their manufacturing processes and to assist them with supply, warehousing, packaging and inventory management. We plan to continue to devote significant resources to enhancing our close customer relationships.

EXPAND GLOBALLY

     We believe that having production facilities and personnel and other resources in strategic locations around the world is key to the success of our business, particularly in light of increased IC device manufacturing in Asia. Accordingly, we have established a global presence by opening production facilities in Barry, Wales and Geino, Japan. We also have assembled a team of account managers and independent distributors strategically located in Europe, Taiwan, Singapore, Japan and Korea and technical support and sales personnel throughout the United States and in Europe and Asia. We intend to expand our production capacity, technical support and sales in many of the locations around the world where IC device production is concentrated.

ATTRACT AND RETAIN TOP QUALITY PERSONNEL

     We have assembled a highly skilled and dedicated workforce that includes a wide range of scientists and applications specialists, many of whom have significant experience in the semiconductor industry. We plan to continue to attract and retain experienced personnel committed to providing high performance products and strong customer and applications support.

MAINTAIN TOP QUALITY PRODUCTS AND SUPPLY

     Our customers demand consistent high quality products and a reliable source of supply. We will continually advance our strict quality controls to improve the uniformity and consistency of performance of our CMP products. The capacity and location of our production facilities throughout the United States and in Europe and Asia allow us to provide a reliable supply chain to meet our customers' CMP slurry requirements in a consistent, timely manner.

EXPAND INTO NEW APPLICATIONS AND PRODUCTS


     We intend to leverage our CMP experience and technology into new applications and products. Starting from our core CMP slurries designed for polishing the insulating layers of IC devices, we have developed and introduced new slurries for CMP polishing of the tungsten plugs currently used to connect the wiring between multiple layers of IC devices and for CMP polishing of the magnetic heads and the coating on hard disks in hard disk drives. We have also developed CMP slurries for polishing the aluminum and copper wiring layers of IC devices. Additionally, we are using our knowledge of CMP materials to expand into the production of CMP polishing pads so that we can provide our customers with a broader range of applications and materials used in the CMP process.


                                    PRODUCTS

CMP SLURRIES FOR IC DEVICES

     We produce CMP slurries of various formulations for polishing a wide variety of materials. We have developed new, improved generations of each of our slurries as well as new slurries to keep pace with our customers' evolving needs. We currently produce more than ten slurries for polishing the oxide insulating layers of IC devices, which is the most common use of CMP in the IC device manufacturing process. We have introduced new generations of oxide slurries that reduce both defectivity in IC devices and the required polishing time. While our oxide CMP slurries are also used to polish poly-silicon material, we have developed a CMP slurry specifically engineered to polish this material which offers improved selectivity to poly-silicon and fine poly-silicon surface finish.

     We also manufacture more than seven slurry products for polishing tungsten. As with our oxide slurries, we have introduced new generations of slurries for polishing tungsten that offer improvements in polishing performance. These improvements include faster polishing rates, greater polishing uniformity and reduced defectivity.


     The following table shows our primary products and the surfaces polished, primary features and end uses:



PRODUCT            SURFACE POLISHED            PRIMARY FEATURES           END USES
SC112              Oxide                       Original formulation       IC devices
SC1                Oxide                       Concentrate form of SC112  IC devices
Semi-Sperse(R)12   Oxide                       High polishing rate        IC devices
Semi-Sperse(R)25   Oxide                       High polishing rate        IC devices
                                               concentrate
Semi-Sperse(R)AM100 Oxide                      High purity                IC devices
Semi-Sperse(R)AM100C Oxide                     High purity                IC devices
Semi-Sperse(R)D7000 Oxide                      Low defectivity            IC devices
Semi-Sperse(R)P1000 Polysilicon                High selectivity           IC devices
Semi-Sperse(R)FE400* Tungsten                  Low erosion                IC devices
Semi-Sperse(R)WA400* Tungsten                  Low erosion                IC devices
Semi-Sperse(R)W2000 Tungsten                   High performance           IC devices
Semi-Sperse(R)W2585 Tungsten                   Low dishing, erosion       IC devices
Lustra(TM)2090     Coating on hard disks       Low defectivity            Hard disk drives


---------------

* These two products are sold together as a package.


CMP SLURRIES FOR HARD DISK DRIVES


     In 1998 we introduced CMP slurries for CMP polishing of the magnetic heads and the coating on hard disks in hard disk drives. We believe this CMP application can significantly improve the surface finish of these coatings, resulting in greater storage capacity of the substrates. We also believe that this CMP application will improve the speed and reliability of information exchange between the hard disks and the magnetic heads in hard disk drives. In addition, we believe that, as with IC device manufacturers, CMP can also improve the production efficiency of manufacturers of hard disk drives by helping them increase their throughput and yield.


     We developed our CMP slurries for hard disk drives by leveraging our core slurry technology and manufacturing capacity and hiring personnel directly from the industry who understand the needs of hard disk drive manufacturers. We also established a dedicated research and development team and an applications support team who employ a process solution approach similar to what we use for our other slurry products. We believe that these markets offer significant potential and that our products in this area offer superior performance over currently used materials. We began commercial sale of these products in 1999. We have generated more than $1.5 million of sales from these products during 1999.

POLISHING PADS

     CMP polishing pads are consumable materials used in the CMP process that work in conjunction with the CMP slurry to facilitate the polishing process. There are two principal types of CMP polishing pads used with CMP slurries:

- a round pad that is designed to be affixed to a platform which moves in a rotary or orbital motion; and

- a developing technology in which a belt, roll or web polishing pad is affixed to a platform that moves in a linear motion.

Both types of polishing pads are consumed during the CMP process as their surface becomes worn by the polishing action.


     The CMP polishing pad market is currently led by one principal supplier, Rodel, which we believe has an approximately 90% share of the CMP polishing pad market. Based on discussions with our customers as well as our own examination of the CMP polishing pad market, we identified demand for higher quality, more reliable and consistent polishing pads and the opportunity to jointly market our CMP slurries and polishing pads to our existing customers.



     Our first series of polishing pads, which was introduced in July 1999, is designed for tungsten applications. In early 2000, our tungsten pad was qualified by a major semiconductor manufacturer's process and we made our first commercial sales of CMP polishing pads to this customer. We expect to introduce an extended line of polishing pads in 2000. We believe that our CMP polishing pads, which we manufacture using material supplied by a third party, offer advantages over currently available CMP polishing pads. These advantages include higher removal rates, longer life and more uniform polishing. We also believe that our new pad production technology provides fundamental improvements over existing manufacturing methods that will result in increased pad consistency and reliability. We further believe the compatibility of our CMP polishing pads and slurries will enhance our ability to jointly market these products to our existing and future customers.



     We have had limited experience in developing and marketing polishing pads, however. The development and production of polishing pads involve technologies and production processes that are new to us. In addition, our polishing pads are based on new pad production technology. We our suppliers of the raw materials that we used to make our polishing pads may not be able to solve any technological or production problems that we or they may encounter. In addition, if we or our suppliers are unable to keep pace with technological or other developments in the design and production of polishing pads, we will probably not be competitive in the polishing pad market. The expansion of our business into this new product area may not be successful.


                         CUSTOMERS, SALES AND MARKETING

     We primarily market our products directly to IC device manufacturers. For the three months ended December 31, 1999, our five largest customers accounted for approximately 53% of our revenue, with Intel accounting for approximately 14% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 11% of our revenue. For 1999, our five largest customers accounted for approximately 58% of our revenue, with Intel accounting for approximately 22% of our revenue, Marketech accounting for approximately 15% of our revenue, and Takasago accounting for approximately 10% of our revenue. Marketech and Takasago are distributors. We believe that in the same year sales of our products to our five largest end user customers accounted for approximately 45% of our revenue. We currently have a supply contract with Intel for the supply of CMP slurry products over the three year period beginning in January 1999 at specified prices.

     Our marketing begins with development teams who work closely with our customers, using our research and development facilities, to design CMP slurry products tailored to our customers' needs. We then employ our applications teams who work with customers to integrate our slurry products into customers' manufacturing processes. Finally, we utilize our logistics and sales personnel to ensure reliable supply, warehousing, packaging and inventory management. Through our interactive approach, we build close relationships with our customers across a variety of areas.


     We also market our products through independent distributors and other industry suppliers. We currently utilize independent distributors in Europe, Taiwan and Singapore, who add to our global presence by complementing our support personnel already located in those regions. By using our relationships with other suppliers in the CMP industry, such as suppliers of polishing equipment, we obtain client leads and recommendations of our products.

     The IC device manufacturing industry is currently experiencing significant growth in Asia. As a result, we have increased our focus on markets in Asia over the last few years by increasing the number of account managers and applications and customer support personnel present in this region. By building this regional infrastructure, we have demonstrated a commitment to the Asian marketplace and global expansion generally. We intend to make additional concentrated investments in this region over the next few years.

                      CABOT AS OUR RAW MATERIALS SUPPLIER


     The base ingredients for most of our CMP slurries are fumed metal oxides, primarily fumed silica, which is an ultra-fine, high purity silica produced by a flame process, and, to a much lesser extent, fumed alumina. Sales of CMP slurries represented approximately 97% of our revenue in 1999. Cabot is currently our exclusive supplier of fumed metal oxides. Under our new fumed metal oxide supply agreement with Cabot, which will become effective upon completion of this offering, Cabot will continue to be our exclusive supplier of fumed metal oxides, including fumed silica, for our existing slurry products. Although the agreement does not require us to purchase fumed metal oxides from Cabot for slurry products that we develop in the future, we expect that Cabot will be our primary supplier of fumed metal oxides for these products as well. Over 90% of the fumed metal oxides that we currently purchase from Cabot are manufactured at its facility in Tuscola, Illinois.


     It is difficult to assess whether the prices we will pay to Cabot for fumed metal oxides under our new agreement with Cabot are the same as or different than the prices we could have obtained in arm's-length negotiations with an unaffiliated third party in light of the long-term nature of the contract, the volumes provided for under the agreement and our particular quality requirements.

     Our agreement with Cabot contains the following terms with respect to fumed silica:


- provisions for a fixed annual increase in the price of fumed silica of approximately 2% of the initial price and additional increases if Cabot's raw material costs increase;



- provisions requiring Cabot to supply us with fumed silica in volumes specified by us;



- provisions limiting Cabot's obligation to supply us with fumed metal oxides from each of its Tuscola, Illinois and Barry, Wales facilities to specified volumes from each facility;



- provisions requiring us to supply Cabot with quarterly, six-month, annual and 18-month forecasts of our expected fumed silica purchases and limiting Cabot's obligations to provide us with fumed silica to specified percentages in excess of these forecasted volumes;



- provisions that limit the amount we can forecast for any month to an amount no greater than 20% of the forecasted amount for the previous month;



- provisions requiring us to purchase at least 90% of the six-month volume forecast and to pay specified damages to Cabot if we purchase less than that amount;



- provisions obligating us to pay all reasonable costs incurred by Cabot to provide quality control testing at levels greater than Cabot provides to its other customers; and



- provisions that generally prohibit us from reselling any fumed silica purchased from Cabot.


Under the new agreement, Cabot will also supply us with fumed alumina on terms generally similar to those described above, except that the forecast requirements do not apply to fumed alumina. The new agreement prohibits Cabot from selling fumed metal oxides to third parties for use in CMP applications.

     Under the new agreement, Cabot warrants that its products will meet our agreed upon product specifications. We have no right to any consequential, special or incidental damages for breach of that warranty or any other provision of the agreement. Cabot will be obligated to replace noncompliant products with products that meet the agreed upon specifications. The new agreement also provides that any change to product specifications for fumed metal oxides must be by mutual agreement. Any increased costs due to product specification changes will be paid by us. If we require product specification changes that Cabot cannot meet, we will have the right to purchase products meeting those specifications from other suppliers.

     Historically, we did not provide detailed product specifications to Cabot and Cabot permitted us to return some products even if they met our specifications. Under our new agreement, we will provide detailed specifications to Cabot and will have no contractual right to return products that meet these specifications.

     The agreement has an initial term that expires in June 2005. Thereafter, the agreement may be terminated by either party on June 30 or December 31 in any year with at least 18 months prior written notice.


     It may be difficult to secure alternative sources of fumed metal oxides in the event Cabot encounters supply or production problems or terminates or breaches its agreement with us. A significant reduction in the amount of fumed metal oxides supplied by Cabot, a problem with the quality of those fumed metal oxides or a prolonged interruption in their supply by Cabot could interfere with our ability to produce our CMP slurries in the quantities and of the quality required by our customers and in accordance with their delivery schedules.


DISPERSIONS SERVICES AGREEMENT WITH DAVIES

     Cabot has assigned to us a dispersions services agreement with Davies Imperial Coatings, Inc. pursuant to which Davies produces slurries for us. Under this agreement, we provide raw materials, primarily fumed silica, to Davies and it performs dispersion services. The price for these services is set at a negotiated price, subject to increases. We have agreed to purchase minimum amounts of services for each year of the agreement. If Davies fails to supply us with required dispersions services, we have the right to provide these services for ourselves or purchase them from third parties. The agreement provides for renegotiation of the price paid for dispersions services on each two-year anniversary of the agreement in order to reflect changes in Davies' manufacturing costs. We have also agreed to invest during each year $150,000 in capital improvements, capacity expansions and other expenditures to maintain capacity at the Davies dispersions facility in Hammond, Indiana. We own most of the dispersions equipment at the Davies facility.

     Under the agreement, we must give Davies the opportunity to bid to provide dispersion services for some of our products. Davies and its controlling stockholders agree that, during the term of the agreement and for a period after the termination of the agreement, they will not provide, nor assist any other person or entity in providing, metal oxide dispersion services to any of our competitors. Under some circumstances, we must pay these individuals noncompetition payments on the date of the termination of the agreement and on the first anniversary of the termination.

     The agreement has an initial term that expires in October, 2004, and is automatically renewed for one-year periods thereafter, unless either party gives written notice to the other of its intention to terminate the agreement at least 90 days prior to the expiration of the term.

                              DISPERSIONS SERVICES

                              AGREEMENT WITH CABOT



     Dispersions of fumed metal oxides are used in a variety of applications in addition to CMP. These applications include paper applications and coatings such as paints. In the past, Cabot has developed and sold fumed metal oxides dispersions for these non-CMP applications, and intends to continue this business after this offering and the expected spin-off. We performed dispersion services for Cabot prior to our incorporation and Cabot intends to continue to rely on us for these services in the future. Accordingly, we have entered into a dispersions services agreement with Cabot, which will become effective upon completion of this offering, under which we will continue to offer fumed metal oxide dispersions services to Cabot, including the manufacturing, packaging and testing of dispersions. Less than 10% of our current dispersions capacity will be devoted to Cabot. The agreement provides that some dispersion services may be subcontracted by us to Davies but we will remain liable for these services. The dispersions services that we will provide to Cabot must be performed at our facilities in Aurora, Illinois and Barry, Wales or at the Davies facility. Under the agreement, Cabot will supply us with the fumed metal oxide particles necessary for the manufacture of the dispersions.


     Our agreement with Cabot contains the following terms:


- provisions for the pricing of dispersions services to be determined pursuant to a cost-plus formula;



- provisions limiting our obligation to provide Cabot with dispersions to stated maximum annual volumes for each of the three facilities;



- provisions requiring Cabot to supply us with quarterly, six-month, annual and 18-month forecasts of their expected dispersions purchases and limiting our obligation to provide Cabot with dispersions to specified percentages in excess of these forecasted volumes;



- provisions that provide that if we develop any intellectual property in the course of performing dispersion services for Cabot, that intellectual property will be jointly owned by us and Cabot;



- provisions that provide that if we develop any intellectual property outside of performing dispersion services for Cabot and use that intellectual property in performing dispersion services for Cabot, then we are obligated to license Cabot that intellectual property in exchange for a royalty payment;



- provisions that generally prohibit Cabot from engaging a third party to provide dispersion services unless we are unable to supply the requested or agreed upon services, although Cabot retains the right to manufacture fumed metal oxide dispersions itself or have Davies provide these services; and



- provisions that generally prohibit us from performing dispersion services for third parties whose products compete with any Cabot product or from selling dispersion products in applications, other than CMP, that compete with any Cabot product.



     The agreement has an initial term that expires in June, 2005. Thereafter, the agreement may be terminated by either party on June 30 or December 31 in any year with at least 18 months prior written notice. If Cabot terminates the agreement, Cabot cannot purchase fumed metal oxides dispersion services from one of our competitors. If we terminate the agreement, Cabot may purchase fumed metal oxide dispersions services from any party without restriction.



                            NEGOTIATIONS WITH CABOT


                   REGARDING FUMED ALUMINA SUPPLY ARRANGEMENT



     We have experienced increased demand for one of our CMP slurries for polishing tungsten plugs and expect to experience in the future increased demand for our CMP slurries for polishing copper wiring and conductive plugs. Fumed alumina is an essential raw material for these slurries. We currently purchase our fumed alumina from Cabot and expect to continue to do so after this offering and the spin-off. In order to meet our anticipated future needs for fumed alumina, Cabot needs to construct a new facility for the manufacture of fumed alumina. We are currently in negotiations with Cabot regarding changes to our fumed alumina supply arrangements. We have not reached final agreement with Cabot on any of the terms of a new arrangement. Based on our negotiations to date with Cabot, however, we expect that the price Cabot will charge us for fumed alumina will be based on its fixed and variable costs for producing the fumed alumina plus its capital costs for constructing the new facility plus an agreed upon percentage of those costs. The payments in respect of the capital costs will be amortized over a ten year period. Cabot estimates that the new facility will cost between $4.5 million and $6.0 million. In addition, based on our negotiations with Cabot, we would expect that the new plant would be dedicated to satisfying our fumed alumina requirements and that we would have a right of first option on all production and capacity at the plant.


                            RESEARCH AND DEVELOPMENT

     We believe our future competitive position depends in part on our ability to develop CMP applications tailored to our customers' needs. To this end, we have established a technology center at our Aurora facility to provide applications and product support to customers and to develop new products to meet the needs of the semiconductor industry. The technology center is staffed by a team that includes experts from the semiconductor industry and scientists from key disciplines required for the development of high-performance CMP products. The technology center is equipped with an advanced polishing and metrology lab in a Class 10 clean room, a polishing lab in a Class 1000 clean room, laboratories for product development and dispersion technology, and a dispersions pilot plant. In our product development and dispersion technology laboratory, our skilled technical personnel conduct kinetic studies of the chemical reactions on the surface of the wafer. These kinetic data allow us to adjust the composition of our slurries to avoid, among other things, non-uniform polishing patterns. Understanding the chemical processes on the surface of the polished wafer allows us to compose slurries specifically tailored to interact with one element and to slow or essentially stop planarization as soon as this particular element has been polished. We have also assembled dedicated development teams that work closely with customers to identify their specific technology and manufacturing challenges and to translate these challenges into viable CMP process solutions.

     We have historically purchased most of the equipment we use for research and development. In September 1998, we entered into an agreement with a customer under which we lease some CMP equipment in exchange for CMP slurries. This equipment includes five IC polishing machines, one hard disk drive polishing machine and various metrology equipment. The cost of this equipment can be significant and we need to upgrade our equipment periodically to keep pace with equipment developments in the semiconductor industry.

     We expensed approximately $14.6 million for research and development in 1999. Investments in research and development equipment are capitalized over their useful life and depreciated.

                             INTELLECTUAL PROPERTY


     Our intellectual property is important to our success and ability to compete. We currently have ten U.S. patents and 31 pending U.S. patent applications covering CMP products and processes. In most cases we file counterpart foreign patent applications. Many of these patents are important to our continued development of new and innovative CMP products. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as employee and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

     Significant litigation regarding intellectual property rights exists in our industry. Cabot is currently involved in two separate legal actions brought against it by Rodel alleging that Cabot is infringing some of Rodel's patents. Although Cabot is the only named defendant in these lawsuits, we will agree to indemnify Cabot for any and all losses and expenses arising out of this litigation. For a further discussion of this litigation, see "-- Legal Proceedings".


     We cannot be certain that other third parties will not make a claim of infringement against us. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and/or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could adversely affect our business, results of operations and financial conditions. See "-- Legal Proceedings".

     In addition, we have obtained a patent license from a third party covering a polishing process used in the manufacturing of non-IC devices. Although we expect to independently develop a new technology which will eliminate our need for this licensed technology, there is no assurance that we will be successful in doing so or that we will be able to continue to license this technology beyond the eight years currently provided for in our license agreement.

                                  COMPETITION


     We are aware of only four other manufacturers with significant commercial sales of CMP slurries for IC devices. We expect the competition to continue to intensify. These manufacturers include Rodel, Fujimi, ChemFirst and Clariant. We are aware of only three manufacturers with significant commercial sales of CMP slurries for polishing the magnetic heads and the coating on the hard disks in hard disk drives. These manufacturers include Rodel, Fujimi and Praxair. We may also face competition from:


- other companies that develop CMP products;

- customers that currently have, or that may develop, in-house capacity to produce their own CMP products; and

- the development of polishing pads containing abrasives or other significant changes in technology.


     We compete primarily on the basis of our product design, level of service and, to a lesser extent, price. We believe that we presently compete favorably with respect to each of these factors. CMP products are evolving, however, and we cannot give you any assurance that we will compete successfully in the future. For a discussion of our market share of CMP slurries sold to IC device manufacturers worldwide, see "-- Our Company".


                                   PROPERTIES

     Our principal U.S. facilities consist of:


- our global headquarters in Aurora, Illinois, comprising approximately 65,000 square feet; and



- a commercial dispersions plant and technical center in Aurora, Illinois, comprising approximately 44,000 square feet.


     We are in the process of constructing an additional manufacturing and distribution center in Aurora, Illinois. The initial phase of this construction is planned to provide a facility of approximately 170,000 square feet that is scheduled to be in operation by our third fiscal quarter of 2000.


     We also have a commercial dispersions plant in Geino, Japan, comprising approximately 40,000 square feet. In addition, we will lease or sublease from Cabot the land and building at Cabot's dispersions facility in Barry, Wales. We are in the process of constructing a distribution center in Ansung, South Korea. This approximately 16,000 square foot facility is scheduled for completion by the end of 2000.


     We believe that our current facilities are suitable and adequate for their intended purposes and, together with our facilities under construction, provide us with sufficient capacity to meet our current and expected demand in the foreseeable future. However, if we were to encounter delays in the construction of our new facilities, we may face capacity constraints.

                             ENVIRONMENTAL MATTERS

     Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes, and occupational safety and health. We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations in both the United States and abroad. However, we do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition or results of operations.

                                   EMPLOYEES


     As of March 6, 2000, we employed a total of 269 individuals, including 24 in sales and marketing, 79 in research and development, 27 in administration and 139 in operations. None of our employees are covered by collective bargaining agreements. We have not experienced any work stoppages and consider our relations with our employees to be satisfactory.


                               LEGAL PROCEEDINGS


     In June 1998, one of our major competitors, Rodel Inc., filed a lawsuit against Cabot in the United States District Court for the District of Delaware entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 98-352). In this lawsuit, Rodel has requested a jury trial and is seeking a permanent injunction and an award of compensatory, punitive, and other damages relating to allegations that Cabot is infringing United States Patent No. 4,959,113 (entitled "Method and Composition for Polishing Metal Surfaces"), which is owned by an affiliate of Rodel. We refer to this patent as the Roberts patent and this lawsuit as the Roberts lawsuit. Cabot filed an answer and counterclaim seeking dismissal of the Roberts lawsuit with prejudice, a judgment that Cabot is not infringing the Roberts patent and/or that the Roberts patent is invalid, and other relief. Cabot subsequently filed a motion for a summary judgment that the Rodel patent is invalid because all of the claims contained in the patent were not sufficiently different under applicable patent law from subject matter contained in previously granted patents, specifically United States Patents Nos. 4,705,566, 4,956,015 and 4,929,257, each of which is owned by a third party not affiliated with Rodel or us. This motion was denied on September 30, 1999 based on the court's finding that there were genuine issues of material fact to be determined at trial. Although the Roberts lawsuit is presently in the discovery stage and trial is scheduled to begin in November 2000, the trial date has not yet been scheduled. After the ruling on the summary judgment motion, Rodel filed a request for reexamination of the Roberts patent with the United States Patent and Trademark Office, which was granted on November 12, 1999.



     In April 1999, Rodel commenced a second lawsuit against Cabot in the United States District Court for the District of Delaware entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 99-256). In this lawsuit, Rodel has requested a jury trial and is seeking a permanent injunction and an award of compensatory, punitive, and other damages relating to allegations that Cabot is infringing two other patents owned by an affiliate of Rodel. These two patents are United States Patent No. 5,391,258 (entitled "Compositions and Methods for Polishing") and United States Patent No. 5,476,606 (entitled "Compositions and Methods for Polishing"). We refer to these patents as the Brancaleoni patents and this lawsuit as the Brancaleoni lawsuit. Cabot has filed an answer and counterclaim to the complaint seeking dismissal of the complaint with prejudice, a judgment that Cabot is not infringing the Brancaleoni patents and/or that the Brancaleoni patents are invalid, and other relief. The Brancaleoni lawsuit is presently in the discovery stage which is currently scheduled to be completed by February 25, 2000. Trial is presently scheduled to commence on Decem-ber 4, 2000. The parties have jointly requested that the court extend these dates.


     In the Roberts lawsuit, the only product that Rodel to date has alleged infringes the Roberts patent is our W2000 slurry, which is used to polish tungsten and which currently accounts for a significant portion of our total revenue. In the Brancaleoni lawsuit, Rodel has not alleged that any specific product infringes the Brancaleoni patents; instead, Rodel alleges that our United States Patent No. 5,858,813 (entitled "Chemical Mechanical Polishing Slurry for Metal Layers and Films" and which relates to a CMP polishing slurry for metal surfaces including, among other things, aluminum and copper) is evidence that Cabot is infringing the Brancaleoni patents through the manufacture and sales of unspecified products. At this stage, we cannot predict whether or to what extent Rodel will make specific infringement claims with respect to any of our products other than W2000 in these or any future proceedings. It is possible that Rodel will claim that many of our products infringe its patents.


     Although Cabot is the only named defendant in these lawsuits, we will agree to indemnify Cabot for any and all losses and expenses arising out of this litigation as well as any other litigation arising out of our business. While we believe there are meritorious defenses to the pending actions and intend to defend them vigorously, these defenses may not be successful. If Rodel wins either of these cases, we may have to pay damages and, in the future, may be prohibited from producing any products found to infringe or required to pay Rodel royalty and licensing fees with respect to sales of those products. In addition, we may be subject to future infringement claims by Rodel or others with respect to our products and processes. Such claims, even if they are without merit, could be expensive and time consuming to defend and if we were to lose any future infringement claims we could be subject to injunctions, damages and/or royalty or licensing agreements. Royalty or licensing agreements, if required as a result of any pending or future claims, may not be available to use on acceptable terms or at all. Successful claims of infringement against us could adversely affect our business, financial condition and results of operations.

                                   MANAGEMENT
                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table contains information regarding our executive officers and directors.


                    NAME                   AGE                         POSITIONS
    -------------------------------------  ---      -----------------------------------------------
    Kennett F. Burnes                      56       Chairman of the Board
    Samuel W. Bodman                       61       Director
    William P. Noglows                     41       Director
    Juan Enriquez-Cabot                    40       Director designee
    John P. Frazee, Jr.                    55       Director designee
    Steven V. Wilkinson                    58       Director designee
    Matthew Neville                        46       President and Chief Executive Officer, Director
    William C. McCarthy                    56       Vice President, Chief Financial Officer,
                                                      Treasurer and Secretary
    Daniel J. Pike                         36       Vice President of Operations
    J. Michael Jenkins                     46       Vice President of Human Resources
    Bruce M. Zwicker                       47       Vice President of Sales and Marketing
    Chris C. Yu                            41       Technology and marketing specialist


                            ------------------------


     KENNETT F. BURNES was elected Chairman of the Board of our company in December 1999. He has served as Cabot's Chief Operating Officer since 1996 and Cabot's President since 1995. He was elected a director of Cabot in 1992. Before joining Cabot in 1987, Mr. Burnes was a partner at Choate, Hall & Stewart, a Boston-based law firm, where he practiced corporate and business law for nearly 20 years. He received both his bachelor and law degrees from Harvard University.


     SAMUEL W. BODMAN was elected a director of our company in December 1999. He has served as Cabot's Chairman and Chief Executive Officer since 1988. Before joining Cabot, Mr. Bodman was President, Chief Operating Officer and a director of FMR Corp., the holding company overseeing all activities of Fidelity Investments. Mr. Bodman received his Ph.D. in chemical engineering from Massachusetts Institute of Technology. In addition to serving on Cabot's board, Mr. Bodman serves on the boards of John Hancock Mutual Life Insurance Company, Security Capital Group Incorporated, Thermo Electron Corporation and Westvaco Corporation.


     WILLIAM P. NOGLOWS was elected a director of our company in January 2000. He has served as an Executive Vice President of Cabot since 1998 and serves as Director of Global Manufacturing and General Manager of Carbon Black. From 1984 to 1998, he held various positions at Cabot, including General Manager of Cabot's Cab-O-Sil Division and Managing Director of Cabot Australasia. Mr. Noglows received his BS from Georgia Institute of Technology.



     JUAN ENRIQUEZ-CABOT will become a director of our company prior to the closing of this offering. Since August 1997 Mr. Enriquez-Cabot has been a researcher at Harvard University's David Rockefeller Center. From August 1996 to August 1997 he was a senior researcher at Harvard Business School. From June 1996 to August 1997 he was a fellow at Harvard University's Center for International Affairs. From June 1994 through June 1996 he was a director of Democracy and Development, a research institution in Mexico City, Mexico. He received both his bachelor and MBA degrees from Harvard University.



     JOHN P. FRAZEE, JR. will become a director of our company prior to the closing of this offering. Since June 1999 he has served as Chairman and Chief Executive Officer of Paging Network, Inc., a provider of wireless communications services. From August 1997 to June 1999 he served as Chairman, President and Chief Executive Officer of Paging Network. From September 1993 until August

1997 Mr. Frazee managed investments as a private investor. From March 1993 until September 1993 he was President and Chief Operating Officer of Sprint Communications. In addition to serving on our board, Mr. Frazee serves on the boards of Dean Foods Company, Homestead Village, Inc., Paging Network, Security Capital Group Incorporated and Vast Wireless Solutions. Mr. Frazee received his bachelor degree in political science from Randolph-Macon College.

     STEVEN V. WILKINSON will become a director of our company prior to the completion of this offering. He has been retired since September 1998. Prior to retirement, he worked for Arthur Andersen LLP, where he became a partner in April 1974. Mr. Wilkinson received his BA in economics from DePauw University and his MBA from the University of Chicago.

     MATTHEW NEVILLE has served as our President and Chief Executive Officer since December 1999. He was elected a director of our company in December 1999. Mr. Neville has served as a Vice President of Cabot since 1997 and as General Manager of our company since 1996. From 1983 to 1996, Mr. Neville held various positions at Cabot, including Director of Research and Development for the Cabot's Cab-O-Sil Division. Mr. Neville received his Ph.D. in chemical engineering from Massachusetts Institute of Technology.


     WILLIAM C. MCCARTHY has served as our Vice President, Chief Financial Officer and Treasurer since December 1999 and as our Secretary since February 2000. Mr. McCarthy has served as Chief Financial Officer since February 1999. From August 1998 to February 1999, Mr. McCarthy was pursuing personal interests and was not employed. From February 1976 to August 1998, Mr. McCarthy held various positions at Texas Instruments, including controller of Texas Instruments' Corporate Services division. Mr. McCarthy received his BS in business and his MBA from Texas A&M University.



     DANIEL J. PIKE has served as our Vice President of Operations since December 1999. Mr. Pike served as our Director of Global Operations from August 1996 to December 1999. Mr. Pike worked for FMC Corporation's Pharmaceutical Division as a marketing manager from December 1993 until August 1996 and as a financial analyst from June 1992 until December 1993. Mr. Pike received his BS in chemical engineering from the University of Buffalo and his MBA from Wharton School of Business of University of Pennsylvania.


     J. MICHAEL JENKINS has served as our Vice President of Human Resources since December 1999. Mr. Jenkins has served as our Director of Human Resources since May 1999. From August 1984 until May 1999, Mr. Jenkins was employed for 15 years by Gas Chromatography Division of Hewlett-Packard holding various positions, including Human Resources and Quality Manager. Mr. Jenkins received his MA in human resources from Lincoln University.

     BRUCE M. ZWICKER has served as our Vice President of Sales and Marketing since December 1999. Mr. Zwicker has served as our Director, Global Business and Sales from 1997 to December 1999. Since February 1988, Mr. Zwicker has held various positions with Cabot, including Dispersion Products Line Manager. Prior to joining Cabot, Mr. Zwicker worked for Unocal Corporation. Mr. Zwicker received his BS in microbiology from Purdue University.


     CHRIS C. YU has served as a technology and marketing specialist since January 2000. From May 1999 until January 2000, Mr. Yu served as our Director of Research and Technology. After indicating his desire to leave our company in January 2000, Mr. Yu decided to resign from that position but to remain with our company and focus on product development of CMP slurries for copper-based applications and technology-based applications for customers. From April 1998 to May 1999, Mr. Yu served as our Director of Interconnect Technology. From January 1996 to April 1998, Mr. Yu served as our Program Manager for Tungsten Technology. From August 1994 to January 1996, Mr. Yu was employed by Rockwell International as Advanced Process Methods principal engineer leading the development of planarization technologies. Mr. Yu has also held various posi-tions with Motorola and Micron Technology. Mr. Yu received his Ph.D. in physics from Pennsylvania State University.

                               BOARD OF DIRECTORS

     Our board of directors is currently composed of four directors. Prior to the completion of this offering, we will increase our board of directors to include three independent directors.

     We intend to amend our certificate of incorporation to divide the board of directors into three classes: Class I, whose terms will expire at the annual meeting of stockholders to be held in 2001, Class II, whose terms will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2003. Messrs. Noglows and Enriquez-Cabot are or, upon their appointment, will be in Class I. Messrs. Wilkinson and Burnes are or, upon their appointment, will be in Class II. Messrs. Bodman, Frazee, and Neville are or, upon their appointment, will be in Class III. At each annual meeting of stockholders beginning in 2001, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

     In addition, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

                      COMMITTEES OF THE BOARD OF DIRECTORS


     Prior to the completion of this offering, we will establish an audit committee and a compensation committee consisting of members of our board of directors. The audit committee will recommend the annual appointment of our auditors and review with our auditors the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The audit committee, which will be a three member committee, will consist of Messrs. Enriquez-Cabot, Frazee, and Wilkinson. The compensation committee will review and approve the compensation and benefits for our employees, directors and consultants, administer our employee benefit plans, authorize and ratify stock option grants and other incentive arrangements and authorize employment and related agreements. The compensation committee, which will also have three members, will consist of Messrs. Burnes, Frazee and Wilkinson.


                           COMPENSATION OF DIRECTORS

     Directors who are also our employees receive no additional compensation for their services as directors. Except as set forth below, each of our directors who is not an employee of ours will receive:

- upon his original appointment or election as a director, options to purchase 15,000 shares of our common stock which will vest over a three year period;

- on an annual basis, options to purchase 5,000 shares of our common stock which will vest over a four year period;

- a $10,000 annual fee;

- a $1,000 fee for attendance at each meeting of our board of directors or a committee of the board; and

- reimbursement of travel and other out-of-pocket costs incurred in attending meetings.

As long as Cabot controls us, any director who is also an employee of Cabot will not be entitled to the $10,000 annual fee or the $1,000 fee for attendance at board and committee meetings.

                               EXECUTIVE OFFICERS

     Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     In our fiscal year ended September 30, 1999, we did not have a compensation com-mittee or any other committee serving a similar function. Decisions as to the compensation of executive officers were made by Cabot.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain compensation information for the Chief Executive Officer and our four other executive officers who, based on employment with Cabot, were the most highly compensated for the fiscal year ended September 30, 1999. All of the information in this table reflects compensation earned by the listed individuals for services rendered to Cabot. In connection with this offering, we have established employee benefit plans and arrangements so that, following this offering, the compensation and employee benefits of our executive officers and all of our other employees will be provided primarily by us. See "--Compensation and Employee Benefit Plans" and "Relationships Between Our Company and Cabot Corporation -- Employee Matters Agreement".

    SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999


                                                                                LONG TERM
                                                                               COMPENSATION
                                               ANNUAL COMPENSATION             ------------
                                      --------------------------------------    RESTRICTED
                                                                OTHER ANNUAL      STOCK        ALL OTHER
NAME AND                                                        COMPENSATION     AWARD(S)     COMPENSATION
PRINCIPAL POSITIONS            YEAR   SALARY($)    BONUS($)         ($)           ($)(1)         ($)(2)
-------------------            ----   ----------   ---------    ------------   ------------   ------------
Matthew Neville..............  1999    190,000      100,000                      378,000          28,929
  President and Chief
  Executive Officer
William C. McCarthy..........  1999    106,250       53,000(3)      82,711(4)    190,350(5)       10,102
  Vice President, Chief
  Financial Officer,
  Treasurer and Secretary
Daniel J. Pike...............  1999    146,250       60,000                      170,100          18,453
  Vice President of
  Operations
Chris C. Yu..................  1999    162,637       65,000         45,000(6)    344,475(5)       21,078
  Former Director of Research
  and Technology
Bruce M. Zwicker.............  1999    132,728       48,000                       94,500          15,642
  Vice President of Sales and
  Marketing


---------------
(1) The value of the shares of Cabot restricted stock set forth in the table was determined by subtracting the amount paid by the named executive officer to Cabot for the shares from the fair market value of the shares on the date of grant. The following named executive officers were granted the following shares of Cabot restricted stock in the fiscal year ended September 30, 1999 under an equity incentive plan of Cabot: Mr. Neville, 20,000 shares; Mr. McCarthy, 7,500 shares; Mr. Pike, 9,000 shares; Mr. Yu, 15,000 shares; and Mr. Zwicker, 5,000 shares.

    The number of shares and value (calculated at fair market value as of September 30, 1999 ($23.75 per share), less the amount paid by the named executive officer for the shares) of all shares of Cabot restricted stock held by the named executive officers on September 30, 1999 (including the shares referred to in the column of the Table headed "Restricted Stock Award(s)"), were as follows: Mr. Neville, 44,000 shares ($589,750); Mr. McCarthy, 5,500 shares ($118,475); Mr. Pike, 15,500 shares ($210,275); Mr.
    Yu, 14,500 shares ($247,600); and Mr. Zwicker, 11,500 shares ($154,538).

    Except for a portion of the shares of Cabot restricted stock granted to Mr. McCarthy and Mr. Yu (see note 5 below), the restricted stock set forth in the table vests, in whole, three years from the date of grant. In accordance with Cabot's long-term incentive compensation program under its equity incentive plans, each of the named individuals paid to Cabot 30-40% of the fair market value of the shares of stock listed in this footnote on the date of grant. Some of the funds for the payment for this restricted stock were borrowed from Merrill Lynch Bank & Trust Co. by all of the named executive officers under a loan facility available to all recipients of restricted stock grants under this program. The recipients

    (including the named executive officers) borrowing funds from Merrill Lynch Bank & Trust are obligated to pay interest on the loans at the prime rate and to repay the funds borrowed. Shares purchased with borrowed funds must be pledged to Merrill Lynch Bank & Trust as collateral for the loans when the restrictions lapse. Cabot also guarantees payment of the loans in the event the recipients fail to honor their obligations. The loans are full recourse. Dividends are paid on the shares of restricted stock. In 1999, Cabot ceased using the loan facility, purchased the outstanding loan balance from Merrill Lynch Bank & Trust, and commenced to make loans under the program bearing interest at 6% per annum and otherwise on terms substantially identical to the bank loans.

(2) The information in the column headed "All Other Compensation" includes (a) matching contributions to Cabot's tax-qualified savings plan and accruals under a non-qualified supplemental savings plan, or CRISP, for the fiscal year ended September 30, 1999 and (b) contributions to Cabot's tax-qualified employee stock ownership plan and accruals under a supplemental employee stock ownership plan, or ESOP, for the fiscal year ended September 30, 1999 on behalf of the named executive officers in the following amounts:

             NAME                 CRISP      ESOP
             ----                 -----      ----
Mr. Neville....................  $ 15,763   $13,166
Mr. McCarthy...................  $  5,180   $ 4,337
Mr. Pike.......................  $ 11,039   $ 6,723
Mr. Yu.........................  $ 11,961   $ 8,288
Mr. Zwicker....................  $  9,435   $ 5,572

     Cabot provides Mr. Neville (but none of our other named executive officers) with death benefit protection in the amount of three times his salary, including $50,000 of group life insurance coverage. No amount has been included in the column headed "All Other Compensation" for this benefit because Cabot accrued no amount for the benefit and the benefit, other than the group life insurance (which is available to all Cabot employees in amounts determined by the level of their salaries), is not funded by insurance on Mr. Neville's life. Cabot funds the cost of the program generally by insurance on the lives of various other present and former Cabot employees. The value of this benefit, based upon the taxable income it would constitute if it were insurance, does not exceed approximately $1,500 per year for Mr. Neville. Cabot also provides our other named executive officers with death benefit protection in the amount of one times their salary. The value of this benefit to each of our named executive officers other than Mr. Neville (Mr. McCarthy, $585; Mr. Pike, $691; Mr. Yu, $829; and Mr. Zwicker, $636) is reflected in the column headed "All Other Compensation".

(3) This figure reflects a $10,000 sign-on bonus paid to Mr. McCarthy. Mr. McCarthy's hire date was February 2, 1999.

(4) This figure reflects reimbursement of relocation expenses.

(5) 6,000 of the 7,500 shares of Cabot restricted stock Mr. McCarthy received, and 6,000 of the 15,000 shares of Cabot restricted stock Mr. Yu received, were granted for no cash purchase price; Mr. McCarthy's 6,000 shares vest in equal increments in June, 1999, February, 2000 and February, 2001; Mr. Yu's 6,000 shares vest annually as follows: one-half in November, 1998, one-quarter on November 15, 1999 and one-quarter on November 15, 2000.

(6) This figure reflects a reimbursement to Mr. Yu for income tax obligations on shares of restricted stock awarded to him.

  AGGREGATE OPTION EXERCISES FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999 AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the exercise of Cabot stock options by our named executive officers during 1999, the number of unexercised Cabot stock options held by named executive officers on September 30, 1999, and the value of the unexercised in-the-money Cabot stock options on that date.


                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                                                           AT FISCAL YEAR-END(#)         FISCAL YEAR-END($)(1)
                        SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
NAME                    ON EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    ---------------   -----------   -----------   -------------   -----------   -------------
Matthew Neville.......       2,400          37,275         5,000             --          80,031             --
Chris C. Yu...........          --              --            --          7,150              --             --


---------------

(1) We determined the value of unexercised in-the-money options as of September 30, 1999 by taking the difference between the fair market value of a share of Cabot common stock on September 30, 1999 ($23.75 per share) and the option exercise price, multiplied by the number of shares underlying the options as of that date. Options held by Mr. Yu were out of the money on that date, and we have therefore recorded no value for them.


                             PENSION PLAN BENEFITS


     Prior to this offering, our employees, including our named executive officers, participated in Cabot's tax-qualified cash balance plan. This plan provides retirement benefits to plan participants based on their compensation and years of service, expressed as an account balance. In addition, prior to this offering, some of our named executive officers participated in Cabot's non-qualified supplemental cash balance plan, which provides supplemental retirement benefits not available under the cash balance plan by reason of limitations set by the Internal Revenue Code and the Employee Retirement Income Security Act. We do not intend to sponsor a tax-qualified or a supplemental cash balance plan, and, accordingly, all of our employees will stop accruing benefits under these plans in connection with this offering.


                    COMPENSATION AND EMPLOYEE BENEFIT PLANS


     We have adopted various employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our employees after this offering, including our executive officers. Some of these plans are described below. These plans and arrangements include an equity incentive plan, an employee stock purchase plan, a tax-qualified savings plan and a non-qualified supplemental savings plan. To the extent necessary or advisable under applicable law, Cabot, as our sole stockholder, will approve these plans prior to this offering.


LONG-TERM INCENTIVES


     We have adopted the Cabot Microelectronics Corporation 2000 Equity Incentive Plan, and Cabot, as our sole stockholder, has approved the plan. The following description of certain features of the plan is qualified in its entirety by reference to the full text of the plan.



     Some of our employees (including our executive officers) hold options to acquire Cabot common stock granted under Cabot's equity incentive plans. In connection with the distribution, we and Cabot are considering giving these employees the choice of retaining these awards or receiving, in consideration for the cancellation of these awards, replacement awards under our 2000 Equity Incentive Plan. These replacement awards will be subject to the same terms and conditions as in effect prior to the cancellation of the prior Cabot awards, except that (1) our common stock will be substituted for Cabot common stock subject to the awards, and (2) the replacement awards will be adjusted to preserve the intrinsic value to the holders immediately prior to cancellation of the prior Cabot awards. Some of our employees also hold shares of Cabot restricted stock, and we do not expect that these awards will be cancelled and replaced with replacement awards.

     General; Shares Available for Issuance under the Plan. The 2000 Equity Incentive Plan will enable us to make awards of options and restricted stock (including purchase restricted stock) to eligible employees, directors, consultants and advisers of our company and our affiliates. We believe that the plan will also provide us with flexibility in designing and providing incentive compensation in order to attract and retain individuals who are in a position to make significant contributions to our success, to reward individuals for past contributions and to encourage individuals to take into account our long-term interests through ownership of our common stock. Subject to adjustment for stock splits and similar events, the maximum number of shares of common stock that may be issued under the plan is 3.5 million shares. This number does not include shares which will become available under the plan because of events such as forfeitures, methods of cashless exercise and open market repurchases. Because options issued under the plan will not be exercisable until after the spin-off, the issuance of these options will not require us to issue any of our common stock until that date. Awards of shares of our common stock, including restricted stock, may be made by us under the plan. Prior to the spin-off, however, we cannot issue any shares of our common stock if doing so would reduce Cabot's percentage ownership in us to less than 80.5%.



     Administration; Eligible Grantees. The 2000 Equity Incentive Plan will be administered by our full board or our compensation committee, consisting of at least one member of our board of directors. However, if required by law, this committee will consist of at least two members of our board, neither of whom may be one of our employees. Officers and other key employees (including employees of our subsidiaries) who are responsible for or contribute to the management, growth or profitability of our business and the business of our subsidiaries are eligible to receive awards under the plan, but no employee may receive awards under the plan in any calendar year covering more than 300,000 shares of common stock. Our directors, advisers and consultants, as well as individuals who are employees of our affiliates, may also receive awards under the plan.



     Stock Options. The compensation committee may grant stock options under the 2000 Equity Incentive Plan. Stock options enable the holder of the option to purchase shares of our common stock at a price specified by the compensation committee at the time the award is made. The plan permits the granting of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code and stock options that do not qualify for incentive stock option treatment. The compensation committee determines the per share exercise price of all stock options and, as a general rule, this price may not be less than the fair market value of a share of common stock at the time of grant. Options granted in connection with this offering will be granted at the initial public offering price. Prior to the spin-off, the exercisability of vested stock options will be limited so that Cabot's percentage ownership in us will not drop below 80.5%. The compensation committee will determine when an option may be exercised and its term, but the term may not exceed ten years.


     Restricted Stock. The compensation committee may grant restricted stock under the 2000 Equity Incentive Plan. In general, an award of restricted stock entitles the recipient to shares of common stock, subject to restrictions determined by the compensation committee. The compensation committee may require the recipient to provide consideration for the restricted stock as a condition to the grant of the restricted stock. Restrictions on restricted stock lapse as specified by the compensation committee at the time of grant. Until the restrictions lapse, shares of restricted stock are non-transferable. Recipients of restricted stock have all rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions generally applicable to restricted stock or to other restrictions and conditions specifically set forth in the award agreement.

     Effect of Termination of Employment. As a general rule, the effect that a termination of employment will have on a holder's awards will be set forth in his or her award agree-ment. We expect that some terminations, such as terminations upon death or for permanent disability, may result in the accelerated vesting of options and the lapsing of restrictions on restricted stock. We also expect that other terminations will result in the forfeiture of unvested options and restricted stock.



     Adjustments for Changes in Capitalization; Change in Control. The compensation committee will make appropriate adjustments to the maximum number of shares of common stock that may be delivered under the plan and to outstanding awards to reflect stock dividends, stock splits, and similar changes in capitalization. When granting awards under the plan, the compensation committee may provide for the accelerated vesting of options, and for the immediate lapsing of restrictions on restricted stock in the event of a "Change in Control" (as defined in the plan).



     Amendment and Termination. The compensation committee may at any time discontinue granting awards under the plan. Our board of directors may at any time amend the plan or terminate the plan as to any further grants of awards. However, none of these actions may, without the approval of our stockholders, increase the maximum number of shares of common stock available under the plan, extend the time within which awards may be granted, or amend the provisions of the plan relating to amendments. Nor may any of these actions adversely affect the rights of a holder of any previously granted award.



                  GRANTS UNDER THE 2000 EQUITY INCENTIVE PLAN



     In connection with this offering, we intend to grant stock options to all of our directors and employees, including our executive officers, under the 2000 Equity Incentive Plan. An aggregate of 935,800 shares of common stock are issuable upon the exercise of these options, and the exercise price of these options will be the initial public offering price. The following table sets forth the number of shares of our common stock underlying these options:



                                                               NUMBER OF SHARES
NAME AND POSITIONS                                            UNDERLYING OPTIONS
------------------                                            ------------------
Matthew Neville.............................................         90,000
  President and Chief Executive Officer, Director
William C. McCarthy.........................................         36,000
  Vice President, Chief Financial Officer, Treasurer and
     Secretary
Daniel J. Pike..............................................         45,000
  Vice President of Operations
J. Michael Jenkins..........................................         30,000
  Vice President of Human Resources
Bruce M. Zwicker............................................         36,000
  Vice President of Sales and Marketing
Executive officers as a group (5 persons)...................        237,000
Non-employee directors as a group (6 persons)...............        240,000
All employees as a group (269 persons)......................        695,800



     In addition, we intend to grant options to acquire 257,300 shares of common stock under the 2000 Equity Incentive Plan to Cabot employees who are not directors of our company. The exercise price for these options will be the initial public offering price.



     Up to one-third of the foregoing options to be granted to our employees and directors will generally vest upon their grant and the balance of these options will vest over a two to four year period. The foregoing options granted to Cabot employees in their capacities as Cabot employees vest in their entirety upon their grant.

ANNUAL INCENTIVES

     We intend to make annual cash bonuses to our employees, including our executive officers, to provide them with an incentive to carry out our business plan and to reward them for having done so. We intend to set performance goals in each fiscal year at the beginning of the fiscal year, and we intend to base the bonuses on an evaluation of our performance in the light of those goals.

EMPLOYEE STOCK PURCHASE PLAN


     We have adopted a 2000 Employee Stock Purchase Plan, under which we have initially reserved for issuance 475,000 shares of our common stock, and Cabot, as our sole stockholder, has approved the plan. We intend that the plan will become effective in connection with this offering and that the first offering period under the plan will commence in connection with this offering. We also intend that the plan will qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code; there may be offering periods under the plan, however, including the first offering period, that do not qualify under Section 423.



     Administration; Eligible Employees. The compensation committee will administer the plan. The compensation committee, as plan administrator, will have full authority to adopt administrative rules and procedures and to interpret the provisions of the plan. Each of our full-time employees, and each full-time employee of any future subsidiaries that we designate as eligible to participate in the plan, will be eligible to participate in the plan. In addition, the Internal Revenue Code requires us to exclude some employees from participating in the plan and sets limits on how much common stock a participant may purchase under the plan, and we will comply with these exclusions and limitations.



     Securities Subject to the Plan. The plan limits the number of shares of common stock initially reserved for issuance under the plan to 475,000 shares. The shares issuable under the plan will be made available from authorized but unissued shares of our common stock or from shares that we purchase on the open market after this offering. We will prorate the shares to be issued in any offering to the extent necessary to preserve the tax-free nature of the spin-off. We cannot issue any shares of our common stock under the plan, however, if doing so would reduce Cabot's percentage ownership in us to less than 80.5%.



     Adjustments; Change in Control. In the event that any change to the outstanding common stock occurs (whether by reason of any recapitalization, stock dividend, stock split, exchange or combination of shares or other change in corporate structure), we will make appropriate adjustments to:



- the maximum number and class of securities issuable under the plan;



- the maximum number and class of securities purchasable per participant during any plan offering; and



- the number and class of securities and the price per share in effect under each outstanding purchase right.


     It is intended that any adjustments will prevent any dilution or enlargement of rights under the plan. In the event of various corporate events such as our dissolution or liquidation, or a merger, or a sale of all or substantially all of our assets, the plan offering which would otherwise be in effect on the date of the event will accelerate and will end on the last payday before the date of the event. On that date, all outstanding purchase rights will automatically be exercised.


     Plan Offering Periods and Purchase Rights. The plan will offer shares of common stock from time to time through a series of plan offerings, each with a duration of approximately six months. (However, the first plan offering may be slightly longer or shorter than six months, depending on when this offering occurs.) The plan offerings will commence as designated from time to time by the compensation committee. Each plan offering will in any event begin and end on a business day. On the day a plan offering begins, each participant with respect to that plan offering will receive a right to purchase shares of our common stock through payroll deductions made during that plan offering. In general, each participant may authorize periodic pay-roll deductions in an amount of between one percent and ten percent of his or her gross cash compensation for each pay period during the plan offering. A participant may elect to reduce or increase future payroll deductions. The purchase date of shares under the plan will occur on the day that the plan offering ends, and whole and deemed fractional shares will be purchased using the aggregate payroll deductions withheld from the participant for the plan offering. We will not issue fractional shares under the plan. In general, a participant may withdraw from the plan at any time by giving written notice.



     Plan Offering Price. The price per share of common stock in any plan offering will in general be 85% of the lower of:



- the fair market value per share of common stock on the day the plan offering begins; and



- the fair market value per share of common stock on the day the plan offering ends.



     The fair market value on the first day of the first offering period will be the initial public offering price. Thereafter, the fair market value will be determined by reference to the closing price of our common stock on the Nasdaq on the relevant date.


     Amendment and Termination. We may, in our sole discretion, terminate or amend the plan, but the amendment and termination of the plan may not adversely affect outstanding purchase rights without the consent of the holders of those rights. If we terminate the plan, we may end a plan offering and accelerate the exercise date of all outstanding purchase rights. We will refund (without interest) any remaining payroll deductions after we terminate the plan.

     New Plan Benefits. Because the benefits under the plan will depend on elections to participate and the fair market value of our common stock on various future dates, we cannot determine the benefits that our executive officers and other employees may receive under the plan.

RETIREMENT BENEFITS

     We have adopted a tax-qualified savings plan for the benefit of our employees, including our executive officers. Our employees will begin to participate in this plan as of the first day of the month immediately following the month in which the offering occurs. The savings plan will provide that we will make discretionary contributions to participants' accounts, as well as cash matching contributions in amounts based on participants' deferral elections. In addition, we have adopted a non-qualified savings plan to provide supplemental benefits to those employees who are affected by limits on compensation contained in the Internal Revenue Code.

     We do not currently sponsor a tax-qualified or supplemental defined benefit pension plan, and we do not currently have any intention to adopt such a plan.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     In connection with this offering and the spin-off, we expect to adopt change-in-control arrangements covering our executive officers and other key employees. These arrangements will likely provide for a cash severance payment, continued medical benefits and other ancillary payments and benefits upon some terminations of a covered employee's employment following a change in control. Terminations of employment entitling a covered employee to these payments and benefits will likely include (1) termination of the employee by us (or a successor) other than for cause and (2) termination by the covered employee upon reduction in compensation, duties or responsibilities, or relocation, or other circumstances constituting constructive termination.

            RELATIONSHIPS BETWEEN OUR COMPANY AND CABOT CORPORATION

                      CABOT AS OUR CONTROLLING STOCKHOLDER


     Immediately prior to this offering, Cabot will be our sole stockholder. Upon completion of this offering, Cabot will beneficially own 82.6% of the outstanding shares of our common stock, or 80.5% if the underwriters' over-allotment option is exercised in full. For as long as Cabot continues to beneficially own more than 50% of the outstanding shares of common stock, Cabot will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to:



- mergers or other business combinations involving our company;



- the acquisition or disposition of assets by our company;



- the incurrence of indebtedness by our company;



- the issuance of any additional common stock or other equity securities;



- the payment of dividends with respect to the common stock;



- amendments, waivers and modifications to our fumed metal oxide supply agreement with Cabot and the other interim and ongoing agreements we have entered into with Cabot; and



- some determinations with respect to treatment of items in our tax returns which are consolidated or combined with Cabot's tax returns.



     Similarly, Cabot will have the power to:



- determine matters submitted to a vote of our stockholders without the consent of our other stockholders;



- prevent a change in control of our company; and



- take other actions that might be favorable to Cabot.



     Cabot has announced that after the offering it intends to distribute pro rata to its stockholders all of the shares of common stock it owns by means of a tax-free distribution. Cabot's final determination to proceed will require a declaration of the spin-off by Cabot's board of directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of Cabot, are satisfied, including:



- receipt by Cabot of a ruling from the IRS as to the tax-free nature of the spin-off; and



- the absence of any change in future market or economic conditions (including developments in the capital markets) of Cabot's or our company's business and financial condition that causes Cabot's board of directors to conclude that the spin-off is not in the best interest of Cabot's stockholders.



We have been advised by Cabot that it expects the spin-off to occur six to twelve months after the date of a private letter ruling from the IRS confirming that the spin-off is tax-free to Cabot. If Cabot completes the spin-off, the increased number of shares available in the market may have an adverse effect on the market price of the common stock. See "Risk Factors -- Risks Relating to Our Separation from Cabot".


     For a description of certain provisions of our certificate of incorporation concerning the allocation of business opportunities that may be suitable for both us and Cabot, see "Description of Capital Stock -- Corporate
Opportunities".


     For the purposes of governing some of the relationships between us and Cabot following the spin-off and this offering, we and Cabot have entered into commercial arrangements, principally the fumed metal oxide supply agreement, the dispersions services agreement and the facilities lease arrangements. In addition, we will enter into a master separation agreement providing for the transfer of the assets and liabilities of our business, as operated by Cabot, to us. We have also entered into a trademark license agreement which will provide for the license to us by Cabot of some of its trademarks and will enter into a confidential disclosure and license agreement that will provide for confi dential treatment of specified information, licenses for specified intellectual property and the transfer of dispersion-related intellectual property. Furthermore, we have also entered into various agreements with Cabot regarding certain arrangements between the parties during the interim period between the closing of this offering and the completion of the spin-off. These agreements are the management services agreement, the initial public offering and distribution agreement, the employee matters agreement and the registration rights agreement. In addition, we and Cabot have entered into a tax sharing agreement to address the allocation of certain tax liabilities between the parties.



     All of the foregoing agreements will be effective on or prior to the completion of this offering. Because these agreements have been or will be entered into at a time when we are or will be a wholly owned subsidiary of Cabot, they are not or will not be the result of arm's-length negotiations between the parties. These agreements have been or will be made in the context of an affiliated relationship and negotiated in the overall context of our separation from Cabot. The prices and other terms under these agreements may be less favorable to us than what we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar leases. We did not negotiate with a third party for any of the services or raw materials provided for under the various agreements described in this section. Therefore, it is difficult to determine whether these agreements are less favorable to us than those that would likely result from arm's length negotiations with an unaffiliated third party. In addition, because the products and quantities required to be supplied under the fumed metal oxide supply agreement, in particular, and the dispersion services agreement are unique, it is difficult to compare those terms with those that might have been obtained from an unaffiliated third party.



     The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information".


                       COMMERCIAL ARRANGEMENTS WITH CABOT

FUMED METAL OXIDE SUPPLY AGREEMENT

     We have entered into a fumed metal oxide supply agreement with Cabot, which will be effective upon the completion of this offering, under which Cabot will continue to be our exclusive supplier of fumed silica and fumed alumina for existing products and our primary supplier for future products. For a more complete description of this agreement, see "Business -- Cabot as Our Raw Materials Supplier".

DISPERSIONS SERVICES AGREEMENT WITH CABOT


     We have entered into a dispersions services agreement with Cabot, which will be effective upon the completion of this offering, under which we will continue to offer fumed metal oxide dispersions services to Cabot. For a more complete description of this agreement, see "Business -- Dispersions Services Agreement with Cabot".


FACILITIES LEASE ARRANGEMENTS


     We will enter into an agreement with Cabot to lease or sublease the land and, building at its dispersions facility in Barry, Wales. This building space comprises approximately 62,300 square feet. The lease payments will total approximately $60,000 per year. This lease will expire after ten years, subject to earlier termination in some circumstances.


                          MASTER SEPARATION AGREEMENT


     To effect our separation from Cabot, Cabot and we will enter into a master separation agreement. Under this agreement, Cabot and its subsidiaries will transfer to us substantially all of the assets and liabilities of Cabot that are used in, relate to or arise out of the business conducted by us as a division of Cabot, including the assets and liabilities that are used in, relate to or arise out of:



- all business operations whose financial performance is reflected in our financial statements for the period ended September 30, 1999 as set forth elsewhere in this prospectus, except for the fumed alumina plant at Cabot's Tuscola, Illinois facility and the land, building and other improvements and fixtures in Barry, Wales that we will lease or sublease from Cabot; and


- all business operations initiated or acquired by us after the date of those financial statements.


     We will assume and will agree to perform all liabilities and obligations of Cabot relating to or arising out of these business operations any time on or before the date of the transfer of these business operations to us, which we refer to as the contribution date, other than various excluded liabilities. These assumed liabilities include all liabilities relating to or arising out of these business operations as conducted through the contribution date that are unknown to Cabot and/or unrealized as of the contribution date and that become known to Cabot or are realized or otherwise arise after the contribution date.



     Except as expressly set forth in the master separation agreement or any other agreement to be entered into between Cabot and us in connection with our separation from Cabot, neither Cabot nor our company is making any representation or warranty as to the business, assets or liabilities transferred or assumed as part of the separation. Except as otherwise expressly set forth in the separation agreement or in an ancillary agreement, all assets are being transferred on an as is, where is, basis.



INTELLECTUAL PROPERTY



     Under the master separation agreement, Cabot will transfer to us its intellectual property rights related solely to the business conducted by us as a division of Cabot. This transferred intellectual property includes:



- patents;



- copyrights;



- trademarks;



- technology, know-how and trade secrets;



- licenses and other rights concerning third party technology and intellectual property; and



- the right to sue for infringements of these patents, copyrights, trademarks and other intellectual property.



Cabot will agree to assign to us various contracts with third parties relating to our business.



FEES



     We will agree to pay the costs of the transfer of assets from Cabot to us, including:



- moving expenses;



- transfer taxes;



- expenses related to notices to customers, suppliers and other third parties;



- fees related to the transfer or issuance of licenses, permits and franchises;



- fees related to the assignment or transfer of contracts, agreements and intellectual property;



- recording and other fees, taxes, charges and assessments related to the transfer of real property;



- costs related to the transfer or establishment of any domestic and foreign branch office; and



- costs related to the transfer of any employee.


INDEMNIFICATION


     Pursuant to the master separation agreement, we will agree to indemnify, defend and hold harmless Cabot and each of its subsidiaries and their respective successors-in-interest against any losses, claims, damages, liabilities or actions arising out of or in connection with:


- the liabilities assumed by us as part of the separation, including any liabilities arising out of the current litigation with Rodel; and/or

- our conduct of our business and affairs after the contribution date.


     Cabot will agree to indemnify, defend and hold harmless us and each of our subsidiaries and their respective successors-in-interest against any losses, claims, damages, liabilities or actions, resulting from, relating to or arising out of or in connection with:


- the excluded assets, meaning assets used or owned in connection with any businesses and operations of Cabot and its affiliates other than our business; and/or

- the excluded liabilities, including liabilities that are not incidental to or do not arise out of our business and various liabilities in respect of indebtedness, income taxes, employee or retirement benefit plans and other liabilities.


     Under the terms of the master separation agreement, we and Cabot, as indemnifying parties, will have various rights. The indemnitee may defend and, with the consent of the indemnifying party, compromise and settle a claim and will be entitled to reimbursement for its reasonable attorneys' fees and expenses incurred in defending the claim and indemnification for any liabilities incurred as a result of the claim.



     An indemnifying party may elect to defend, at its own expense and through counsel chosen by it, any claim by a third party if the claim will, or is likely to, obligate the indemnifying party to provide indemnification. If an indemnifying party elects to defend a third-party claim, it will be required to pay:



- the indemnitee's reasonable out-of-pocket expenses incurred in connection with its cooperation in the defense of the claim; and



- under some circumstances, the reasonable fees and expenses of separate counsel for the indemnitee, including primary counsel, local counsel and, in patent litigation, special patent counsel.



     If an indemnifying party elects to defend a third-party claim but, in the reasonable judgment of an indemnitee, the indemnifying party fails to timely, properly and adequately defend the third-party claim, the indemnitee may do so. There will be restrictions on the ability of the indemnifying party to settle or compromise a claim if the settlement or compromise would be harmful to the indemnitee. The master separation agreement will specifically provide that until we notify Cabot that we will assume the defense of the lawsuits instituted by Rodel against Cabot, Cabot will continue to defend these lawsuits and we will indemnify Cabot for any losses and expenses, including attorneys' fees, that it incurs as a result of these actions. For a further discussion of the Rodel lawsuits, see "Business -- Legal Proceedings".



     If an indemnitee recovers amounts from third parties, such as an insurance company, these amounts will reduce the amount the indemnifying party must pay unless the indemnitee or its affiliates remain directly or indirectly liable for those amounts pursuant to self-insurance or re-insurance arrangements. If the indemnitee incurs a net tax cost from the receipt of an indemnification payment, the indemnifying party must compensate the indemnitee for the amount of the net tax cost. If the indemnitee receives a net tax benefit from incurring or paying for any indemnified loss or liability, the amount the indemnifying party must pay will be reduced to take account of the net tax benefit.



DISPUTE RESOLUTION



     The master separation agreement will contain provisions that govern the resolution of disputes, controversies or claims that may arise between us and Cabot except to the extent otherwise provided for in any other agreement entered into between Cabot and us in connection with our separation from Cabot. The master separation agreement will provide that the parties will use all commercially reasonable efforts to settle all disputes arising in connection with the agreement without resorting to mediation, arbitration or otherwise. If these efforts are not successful, either party may submit the dispute for non-binding mediation. If mediation is not successful in resolving any dispute, any party may resort to any remedies it may have at common law or otherwise, including litigation. Neither party will be entitled to consequential, special, exemplary or punitive damages.


FURTHER ASSURANCES

     In addition to the actions specifically provided for elsewhere in the master separation agreement, each of our company and

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


Cabot will agree to use all commercially reasonable efforts to cause all actions, agreements and obligations set forth in the master separation agreement to be performed.



                          TRADEMARK LICENSE AGREEMENT



     We have entered into a trademark license agreement with Cabot that will govern our use of various trademarks used in our business. Under the agreement, Cabot will grant to us a worldwide royalty-free license to use the trademarks solely in connection with the manufacture, sale or distribution of products related to our business. The license will include the right to use the term "Cabot" as a trade name, either individually or in combination with other terms. This license will include the right to grant sublicenses to our wholly-owned subsidiaries, for so long as they remain wholly-owned subsidiaries. We may not transfer or assign the license without Cabot's prior written consent.



     Under the agreement, we will agree to refrain from various actions that could interfere with Cabot's ownership of the trademarks. The agreement contains provisions regarding:



- the creation of quality standards for our products;



- the ability of Cabot to inspect our products and facilities; and



- our obligation to cease production of and correct or properly destroy, any products marketed under the licensed trademarks that fail to meet the quality standards.



     The agreement provides that our license to use the trademarks may be terminated for various reasons, including our discontinued use of the trademarks, our breach of the agreement or a change in control of us.



     We will indemnify Cabot and its directors, officers and employees from claims for damage or injury to persons or property or for loss of life or limb if Cabot is found liable to any third party under any tort or products liability or similar action in connection with the use by us of the licensed trademarks.


                         MANAGEMENT SERVICES AGREEMENT


     We and Cabot have entered into a management services agreement, which will be effective upon the completion of this offering, pursuant to which Cabot will provide administrative and corporate support services to us on an interim or transitional basis, including human resource, accounting, treasury, tax, facilities, legal and information services. Cabot will charge us for these services at cost, including all out-of-pocket, third-party costs and expenses incurred by Cabot in providing the services. If Cabot incurs third-party expenses on behalf of us as well as a Cabot entity, Cabot will be required to allocate these expenses in good faith between us and the Cabot entity, as Cabot shall determine in the exercise of its reasonable judgment. The agreement provides for monthly invoicing of service charges. If we do not pay the invoiced amount within 60 days following receipt of the invoice, we will be required to pay interest at a specified rate, unless the invoiced amount is in dispute. Cabot and we will be required to use reasonable efforts to resolve any disputes promptly.



     The management services agreement provides that the services provided by Cabot will be substantially similar in scope, quality and nature to those services provided to us prior to the contribution date. Cabot will also be required to provide the services to us through the same or similarly qualified personnel, but the selection of personnel to perform the various services will be within the sole control of Cabot. In addition, Cabot will not be required to materially increase the volume, scope or quality of the services provided beyond the level at which they were performed for us in the past. The agreement provides that Cabot may cause any third party to provide any service to us that Cabot is required to provide, but that Cabot will remain responsible for any services it causes to be provided in this manner. Cabot will not be required to provide any service to the extent the performance of the service becomes impracticable due to a cause outside the control of Cabot, such as natural disasters, governmental actions or similar events of force majeure. Similarly, Cabot will not be required to provide any service if doing so would require Cabot to violate any laws, rules or regulations. The agreement also provides that Cabot and we may agree to additional services to be provided by Cabot. The terms and costs of these additional services will be mutually agreed upon by Cabot and us. These additional services may include services that were not provided to us when we were a division of Cabot prior to the contribution date.



     Pursuant to the management services agreement, we will agree to indemnify and hold harmless Cabot, each of its subsidiaries and their directors, officers, agents and employees from any claims, damages and expenses arising out of the services rendered to us unless resulting from their breach of contract, gross negligence or willful misconduct on their part. In addition, we will agree that these same persons shall be liable to us only for any claims, damages or expenses resulting from breach of contract, gross negligence or willful misconduct on their part.



     The management services agreement will commence on the date of this offering and will continue until the earlier of the date of the spin-off or two years from the completion of this offering. Cabot and we may, by mutual agreement, provide for the continuation of some services after the spin-off. In addition, either Cabot or our company may terminate the management services agreement with respect to one or more of the services provided under the agreement:



- If the other party has failed to perform any material obligation relating to the terminated service; and



- if the failure continues for a period of 30 days after the other party receives notice of the failure from the terminating party.



                          CONFIDENTIAL DISCLOSURE AND


                               LICENSE AGREEMENT



     We and Cabot will enter into a confidential disclosure and license agreement with respect to confidential and proprietary information, intellectual property and other matters whereby we and Cabot will agree to keep confidential and to cause our affiliates to keep confidential, and not to use for any unauthorized purpose, confidential information regarding the other party. Confidential information includes:



- unpublished technology and know-how;



- unpublished patent applications; and



- other confidential or proprietary technical and business information.



     Confidential information does not include any information that:



- is already known to the other party from a third-party source;



- is or becomes publicly known;



- is received from a third party without any obligations of confidentiality;



- is disclosed to a third party without restrictions;



- is independently developed by employees or consultants of the party receiving the information; or



- is approved for release by the disclosing party.



     Cabot will grant to us and our affiliates an ancillary license, which is a fully paid, world-wide, non-exclusive license to Cabot's copyrights, patents and technology that:



- are not included within the assets transferred under the master separation agreement;



- are owned by Cabot on the date of the transfer of assets to us;



- do not relate to (A) treated or untreated fumed metal oxide particles or the manufacture or treatment of these particles or (B) cesium chemicals or other products of Cabot's performance materials division or the manufacture of these chemicals;



- would be infringed or misappropriated by the manufacture, treatment, processing, handling, marketing, sale or use of any of our products, excluding treated or untreated fumed metal oxide particles and cesium chemicals or other products of Cabot's performance materials division; and

- were used by Cabot in connection with our activities, prior to our separation from Cabot.



     Cabot will agree, on behalf of itself and its affiliates, not to assert any of the patents and copyrights in published copyrightable material licensed to us under the ancillary license against our customers with respect to our customers' use of products manufactured or supplied by us under the ancillary license. The ancillary license will not include the right to grant sublicenses to others. We will agree not to use the ancillary license in connection with any activity that is competitive with any activity of Cabot.



     We will grant to Cabot and its affiliates a fully paid, world-wide, non-exclusive license to copyrights, patents and technologies that are among the assets transferred to us under the master separation agreement and that would be infringed by the manufacture, treatment, processing, handling, marketing, sale or use of any products or services sold by Cabot for applications other than CMP. We will agree, on our own behalf and on behalf of our affiliates, not to assert any of the patents and copyrights in published copyrightable material licensed to Cabot under the license to Cabot against Cabot's customers with respect to their use of non-CMP products manufactured or supplied by Cabot under the license to Cabot. The license to Cabot will not include the right to grant sublicenses to others. Cabot will agree not to use the license in connection with any activity that is competitive with any of our activities.



     We will also agree, on our own behalf and on behalf of our affiliates, not to use specific information in our possession as of the date of the transfer of assets to us for the manufacture of treated or untreated fumed metal oxide particles and/or cesium chemicals and other products of Cabot's performance materials division. This specific information is information concerning:



- Cabot's fumed metal oxide products (treated and untreated) and related manufacturing or treatment processes;



- cesium chemicals and other products of Cabot's performance materials division and related manufacturing processes; and



- the raw materials, suppliers or equipment used in these products, processes and chemicals, including product specifications.



     Additionally, Cabot will assign to us an undivided one-half interest in and to various patents, copyrights and technology that relate to dispersion technology, which are owned by Cabot and used in Cabot's dispersion business and our business. We will generally pay all costs associated with the transfer to us of this intellectual property. Cabot and we will generally share the costs associated with the prosecution and maintenance of these patents. Cabot and/or we, individually or jointly, may bring enforcement proceedings against an infringer of this dispersion intellectual property. Cabot and we will agree to notify the other party of any threat or allegation made by a third party that any dispersion intellectual property infringes any third-party intellectual property rights.



     Cabot and we will agree to restrictions on sublicenses and assignments of the dispersion technology assets. Cabot will agree not to sublicense or assign the dispersion technology assets, including related intellectual property rights, to any party for use in the production or sale of products for use in CMP applications, without our prior consent. We will agree not to sublicense or assign the dispersion technology assets, including related intellectual property rights, to any party for use in the production or sale of products for use in non-CMP applications, without the prior consent of Cabot.


                          INITIAL PUBLIC OFFERING AND
                             DISTRIBUTION AGREEMENT

GENERAL


     We have entered into an initial public offering and distribution agreement with Cabot governing our respective rights and duties with respect to this offering and the spin-off. Cabot has announced that it plans to complete the spin-off within six to twelve months after the date of a private letter ruling from the IRS confirming that the spin-off is tax-free to Cabot. However, Cabot is not obligated to complete the spin-off in this time frame or at all. We have agreed to cooperate with Cabot in all respects to complete the spin-off. See "Risk Factors -- Risks Relating to Our Separation from Cabot".


COVENANTS


     After this offering, Cabot will continue to own a significant portion of our common stock. As a result, Cabot will continue to include us as a subsidiary for various financial reporting, accounting and other purposes. Accordingly, we have agreed to certain covenants in the initial public offering and distribution agreement, which will be binding on us as long as Cabot owns at least 50% of our outstanding common stock. Some of these covenants are described below:



- Covenants Regarding the Incurrence of Debt. We will not, and will not permit any of our subsidiaries to create, incur or assume any indebtedness in excess of an aggregate of $50.0 million outstanding at any time.



- Other Covenants.  We have also agreed that:


     - we will not take any action which would have the effect of limiting Cabot's ability to freely sell, pledge or otherwise dispose of shares of our common stock or limiting the legal rights of or denying any benefit to Cabot as our stockholder in a manner not applicable to our stockholders generally;


     - we will not amend our stockholder rights plan, or any successor plan, in a manner that would result in Cabot's ownership of our common stock causing the rights to detach or become exercisable as described under "Description of Capital Stock -- Rights Plan";



     - we will not issue any shares of common stock or any rights, warrants or options to acquire our common stock, if after giving effect to such issuance Cabot would own less than 80.5% of the then outstanding shares of our common stock; and



     - if Cabot determines that, due to any action on our part, its shareholding in us has dropped or will drop below 80.5%, it can require us to reverse or terminate the action, issue additional equity securities to it at no cost to Cabot or purchase additional equity securities of us in the open market or from other third parties, in which case we would have to reimburse Cabot for the costs incurred by Cabot in making such a purchase. After the second anniversary of the closing of this offering, these provisions would terminate with respect to issuances of equity securities by us under our 2000 Equity Incentive Plan and our 2000 Employee Stock Purchase Plan except that in the event of any such issuance we would still be obligated to issue additional equity securities to Cabot at the per share fair market value of those securities.



     In addition, we have agreed that, for so long as Cabot is required to consolidate our results of operations and financial position or account for its investment in our company, we will provide Cabot financial information regarding our company and our subsidiaries, consult with Cabot regarding the timing and content of our earnings releases and cooperate fully with Cabot in connection with its public filings.


INDEMNIFICATION


We have generally agreed to indemnify Cabot and its affiliates against all liabilities arising out of:



- any breach by us or our affiliates of any of the provisions of the initial public offering and distribution agreement;



- any incorrect or incomplete financial information provided by us or our affiliates to Cabot as required by the initial public offering and distribution agreement; and



- any material untrue statements or omissions in this prospectus and the registration statement of which it is a part and in any and all registration statements, information statements and/or other documents filed with the SEC in connection with the spin-off.



     Cabot has agreed to indemnify us and our affiliates against all liabilities arising out of:



- any breach by Cabot or its affiliates of any of the provisions of the initial public offering and distribution agreement;



- any incorrect or incomplete financial information provided by Cabot or its affiliates to us as required by the initial public offering and distribution agreement; and



- any material untrue statements or omissions regarding Cabot in this prospectus and the registration statement of which it is a part and in any and all registration statements, information statements and/or other documents filed with the SEC in connection with the spin-off.



     Under the terms of the initial public offering and distribution agreement, Cabot and we, as indemnifying parties, have various rights. The indemnitee may defend and, with the consent of the indemnifying party, compromise and settle a claim and will be entitled to reimbursement for its reasonable attorneys' fees and expenses incurred in defending the claim and indemnification for any liabilities incurred as a result of the claim.



     An indemnifying party may elect to defend, at its own expense and through counsel chosen by it, any claim by a third party if the claim will obligate the indemnifying party to provide indemnification. If an indemnifying party elects to defend a third-party claim, it will be required to pay:



- the indemnitee's reasonable out-of-pocket expenses incurred in connection with its cooperation in the defense of the claim; and



- under some circumstances, the reasonable fees and expenses of separate counsel for the indemnitee, including primary counsel and local counsel.



     There are restrictions on the ability of the indemnifying party to settle or compromise a claim if the settlement or compromise would be harmful to the indemnitee.



     If Cabot and we both claim to be entitled to indemnification for a third-party claim, Cabot and we will jointly control the defense of the claim. If one party fails to defend jointly, the other party will solely defend the claim, but in no case will one party compromise or settle a third-party claim without the consent of the other party. All expenses of either party during the joint defense of a claim will be initially paid by the party incurring the expenses, with the expenses reallocated and reimbursed in accordance with the indemnification obligations of the parties at the end of the defense of the claim.



     If an indemnitee recovers amounts from third parties, such as an insurance company, these amounts will reduce the amount the indemnifying party must pay unless the indemnitee or its affiliates remain directly or indirectly liable for those amounts pursuant to self-insurance or re-insurance arrangements. If the indemnitee incurs a net tax cost from the receipt of an indemnification payment, the indemnifying party must compensate the indemnitee for the amount of the net tax cost. If the indemnitee receives a net tax benefit from incurring or paying for any indemnified loss or liability, the amount the indemnifying party must pay will be reduced to take account of the net tax benefit.


EXPENSES

     We will pay the costs and expenses incurred in connection with our separation from Cabot and this offering including the costs and expenses of financial, legal, accounting and other advisers, if any. Cabot will pay the costs and expenses incurred in connection with the spin-off, including the costs and expenses of financial, legal, accounting and other advisors, if any.

                             TAX SHARING AGREEMENT


     We are, and after this offering but prior to the spin-off will continue to be, included in Cabot's consolidated federal income tax group, and our federal income tax liability will be included in the consolidated federal income tax liability of Cabot. We and Cabot have entered into a tax sharing agreement pursuant to which the amount of taxes to be paid or received by us with respect to consolidated or combined returns of Cabot in which we are included generally are determined as though we file separate federal, state, local and foreign income tax returns. Under the terms of the tax sharing agreement, Cabot will not be required to make any payment to us for the use of our tax attributes that come into existence prior to the spin-off until such time as we would otherwise be able to utilize such attributes.



     Under the agreement, until the spin-off, Cabot will:


- continue to have all the rights of a parent of a consolidated group;

- have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state, local and foreign income tax returns (or amended returns); and

- have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund relating to these returns.


     In general, the agreement provides that we will be included in Cabot's consolidated group for federal income tax purposes for so long as Cabot beneficially owns at least 80% of the total voting power and value of the outstanding common stock, which we expect will be the case until the time of the spin-off. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and Cabot during the period in which we are included in Cabot's consolidated group, we could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Cabot's consolidated group. See "Risk Factors -- Risks Relating to Our Separation from Cabot -- We face risks associated with being a member of Cabot's consolidated group for federal income tax purposes".



     Under the terms of the tax sharing agreement, we have agreed to indemnify Cabot in the event that the spin-off is not tax free to Cabot as a result of various actions taken by or with respect to us or our failure to take various actions, including:



- any acquisition by us of a third party within two years of the spin-off;



- the issuance of more than 35% of our capital stock in a one or more transactions within two years of the spin-off;



- the redemption or repurchase of our capital stock within two years of the spin-off unless otherwise exempted by the IRS;



- the disposition or sale, other than in the ordinary course of business, of more than 40% of the assets constituting our current trades and businesses relied upon within two years of the spin-off; and



- the discontinuance of the active conduct of our current trades and businesses within two years of the spin-off.



     We may not be able to control some of the foregoing events that could trigger this indemnification obligation.


                         REGISTRATION RIGHTS AGREEMENT


     Although Cabot has announced its plans to complete the spin-off within six to twelve months after the date of a private letter ruling from the IRS confirming that the spin-off is tax-free to Cabot, we cannot assure you that the spin-off will occur within this time frame or at all. See "Risk Factors -- Risk Factors Relating to Our Separation from Cabot". In the event that Cabot does not complete the spin-off, Cabot could not freely sell all of our shares that it owns without registration under the Securities Act.



     Accordingly, we have entered into a registration rights agreement with Cabot to provide it with registration rights relating to the shares of our common stock which it holds. These registration rights generally become effective at such time as Cabot informs us that it no longer intends to proceed with or complete the spin-off. Cabot will be able to require us to register under the Securities Act all or any portion of our shares covered by the registration rights agreement. In addition, the registration rights agreement will provide

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

for various piggyback registration rights for Cabot. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to certain customary exceptions, we will be required to provide prompt notice to Cabot and include in that registration all shares of our stock which Cabot requests to be included.


     The registration rights agreement sets forth customary registration procedures, including a covenant by us to make available our employees and personnel for road show presentations. All registration expenses incurred in connection with the registration rights agreement will be paid by us. In addition, we will be required to reimburse Cabot for the fees and disbursements of its outside counsel retained in connection with any such registration. The registration rights agreement also imposes customary indemnification and contribution obligations on us for the benefit of Cabot and any underwriters with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, although Cabot must indemnify us for those liabilities resulting from information provided by Cabot.


     The registration rights under the registration rights agreement will remain in effect with respect to the shares covered by the agreement until:

- those shares have been sold pursuant to an effective registration statement under the Securities Act;

- those shares have been sold to the public pursuant to Rule 144 under the Securities Act;

- those shares have been transferred and new certificates delivered, where the new certificates do not bear a legend restricting further transfer and where subsequent public distribution of those shares does not require registration under the Securities Act; or

- those shares cease to be outstanding.

                           EMPLOYEE MATTERS AGREEMENT


     We and Cabot have entered into an employee matters agreement that sets forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with the offering and spin-off. Under this agreement, with certain exceptions, we will be solely responsible for the compensation and benefits of our employees on and following the offering. The principal exception to this rule is retirement benefits for our employees; Cabot's tax-qualified retirement plans will retain all assets and liabilities relating to our employees on and after this offering (subject to any distributions from the plans that are required or permitted by the plans and applicable law). The employee matters agreement also provides that equity awards granted to our employees under Cabot's equity incentive plans when they were employees of Cabot may be converted into equity awards of our company upon agreement between Cabot and us.


                        OPTION GRANTS TO CABOT EMPLOYEES

     We intend to grant options under the 2000 Equity Incentive Plan to Cabot employees. See "Management -- Grants Under the 2000 Equity Incentive Plan".


                          CORPORATE OPPORTUNITIES AND


                             CONFLICTS OF INTEREST



     All of our directors have fiduciary duties to our company and our stockholders under applicable Delaware law. Specifically, our directors are charged with a duty of care and a duty of loyalty to our company and our stockholders. This duty of care generally requires our directors to inform themselves of all material information relevant to business decisions they make on behalf of our company. This duty of loyalty generally requires our directors to act in the best interests of our company and our stockholders and to refrain from conduct that would injure our company or our stockholders or deprive our company of an advantage or opportunity to which we are entitled.

     Three members of our board of directors are also directors and executive officers of Cabot. Our directors who are also directors and executive officers of Cabot will also have fiduciary or similar duties to Cabot. As a result of their duties and obligations to both companies, these directors may have conflicts of interest with respect to matters involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both us and Cabot. In addition, after this offering and the spin-off, a number of our directors and executive officers will continue to own Cabot stock and options on Cabot stock they acquired as employees of Cabot. This ownership could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and Cabot. While there are provisions in our certificate of incorporation designed to resolve these conflicts between us and Cabot fairly, these conflicts may not ultimately be resolved in a fair manner to both parties. For a further discussion of these provisions, see "Description of Capital
Stock -- Corporate Opportunities".


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

                        SECURITY OWNERSHIP OF PRINCIPAL
                           STOCKHOLDER AND MANAGEMENT

                             PRINCIPAL STOCKHOLDER


     The following table sets forth information with respect to beneficial ownership of common stock by Cabot as of February 29, 2000 and as adjusted to reflect the sale of the shares of common stock offered by us in this offering. Cabot is the only person or entity that owns beneficially more than 5% of the outstanding shares of common stock.



                                                                                   PERCENTAGE OF
                                                                                    OUTSTANDING
                                                                                      SHARES
                                                                                BENEFICIALLY OWNED
                                                               SHARES OF        -------------------
NAME AND ADDRESS                                              COMMON STOCK       BEFORE     AFTER
OF BENEFICIAL OWNER                                        BENEFICIALLY OWNED   OFFERING   OFFERING
-------------------                                        ------------------   --------   --------
Cabot Corporation.......................................       18,989,744         100%      82.6
  75 State Street
  Boston, Massachusetts


                                   MANAGEMENT


     The following table sets forth information regarding beneficial ownership of the outstanding common stock of Cabot as of February 29, 2000 by (a) each of our directors and each of the executive officers named in the Summary Compensation Table and (b) all of our directors and executive officers as a group. The number of shares of common stock shown below includes shares issuable upon the exercise of stock options and, for each person who is a participant in Cabot's employee stock plan, shares issuable upon conversion of shares of Cabot's convertible preferred stock allocated to such participant's account under Cabot's employee stock plan.



     As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 66,909,163 shares of Cabot common stock outstanding as of February 29, 2000.



                                                        PERCENTAGE
                                                        OWNERSHIP                         PERCENTAGE
                                      SHARES OF           OF OUR       SHARES OF CABOT     OWNERSHIP
NAME                               OUR COMMON STOCK      COMPANY        COMMON STOCK       OF CABOT
----                               ----------------     ----------     ---------------    ----------
Kennett F. Burnes(1).............         --               --               548,717             *
Samuel W. Bodman(2)..............         --               --             1,481,464           2.2
William P. Noglows(3)............         --               --               126,900             *
Matthew Neville(4)...............         --               --                77,830             *
William C. McCarthy..............         --               --                 6,129             *
Daniel J. Pike...................         --               --                17,583             *
Chris C. Yu......................         --               --                19,948             *
Bruce M. Zwicker.................         --               --                25,288             *
All directors and executive
  officers as a group (8
  persons)(5)....................         --               --             2,287,753           3.4


---------------

 *  Denotes less than 1% beneficial ownership.



(1) Includes 148,986 shares of Cabot common stock that Mr. Burnes has the right to acquire pursuant to stock options.

(2) Includes 41,725 shares of Cabot common stock that Mr. Bodman has the right to acquire pursuant to stock options.



(3) Includes 22,186 shares of Cabot common stock that Mr. Noglows has the right to acquire pursuant to stock options.



(4) Includes 5,000 shares of Cabot common stock that Mr. Neville has the right to acquire pursuant to stock options.



(5) Excludes shares of Cabot common stock beneficially owned by Mr. Yu, our former Director of Research and Technology.

                          DESCRIPTION OF CAPITAL STOCK


     We intend to amend our certificate of incorporation upon the completion of this offering. The form of our amended certificate of incorporation will be filed as an exhibit to the registration statement of which this prospectus is a part. The following summarizes the terms and provisions of our capital stock upon the closing of this offering. The summary is not complete, and you should read the form of our certificate of incorporation and our bylaws.



     Upon the completion of this offering, our authorized capital stock will consist of 200 million shares, $0.001 par value per share, of common stock and 20 million shares, par value $0.001 per share, of preferred stock.


                                  COMMON STOCK


     Each share of our common stock will be identical in all respects. Each of these shares will entitle its holder to the same rights and privileges enjoyed by all other holders of common stock and will subject them to the same qualifications, limitations and restrictions to which all other holders of common stock will be subject. Holders of our common stock will be entitled to one vote per share on all matters to be voted on by our stockholders. Holders of common stock will not have cumulative rights, so that holders of a majority of the shares of common stock present at a meeting at which a quorum is present will be able to elect all of our directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock will constitute a quorum. Holders of our common stock will be entitled to receive ratably the dividends, if any, that are declared by our board of directors. Our board of directors may declare dividends out of funds legally available for the declaration of dividends, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. The holders of our common stock will have no preemptive or other subscription rights to purchase common stock, and there will be no redemptive rights or sinking fund provisions.


                                PREFERRED STOCK


     Our board of directors will be authorized to cause shares of preferred stock to be issued in one or more series, to:



- determine the number of shares of each series;



- fix the rights, powers, preferences and privileges of each series;



- fix any qualifications, limitations or restrictions thereon; and



- increase or decrease the number of shares of each such series.


     Among the specific matters that may be determined by the board of directors are:


- the annual rate of dividends;



- the redemption price, if any;



- the terms of a sinking or purchase fund, if any;



- the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of our company;



- conversion rights, if any; and



- voting powers, if any.


     Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preferences over the common stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock.


     In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue shares of preferred stock. Prior to the completion of this offering, however, our board of directors will adopt a rights plan. See "-- Rights Plan".


                      LIMITATION ON DIRECTORS' LIABILITIES


     Our certificate of incorporation will limit the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:


- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

- for any transaction from which the director derived an improper personal benefit.

    ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND
                           PROVISIONS OF DELAWARE LAW


     Our certificate of incorporation, together with our bylaws and Section 203 of the Delaware General Corporation Law, will contain provisions summarized below that may delay, discourage or prevent the acquisition or control of our company by means of a tender offer, open market purchase, proxy fight or otherwise, including acquisitions that might result in a premium being paid over the market price of the common stock.


STOCKHOLDER ACTION BY WRITTEN CONSENT UNTIL THE SPIN-OFF; SPECIAL MEETINGS


     Our certificate of incorporation, together with our bylaws, will permit stockholder action by written consent until the time that Cabot and its affiliates cease to beneficially own an aggregate of at least a majority of our then outstanding shares of common stock. Thereafter, any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent in lieu of a meeting of stockholders. Prior to Cabot and its affiliates ceasing to beneficially own an aggregate of at least a majority of our then outstanding shares of common stock, we will call a special meeting of stockholders promptly upon the request of Cabot. After Cabot and its affiliates cease to beneficially own an aggregate of at least a majority of our then outstanding shares of common stock, except as otherwise required by law and subject to the rights of the holders of any preferred stock, special meetings of stockholders for any purpose may be called only by our board of directors, its chairman or, at the written request of a majority of our board of directors, our president, and the power of stockholders to call a special meeting will be specifically denied.


ADVANCE NOTICE PROCEDURES


     Our bylaws require advance notice of the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other stockholder proposals, to be considered at annual meetings of stockholders. Subject to some exceptions, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the advance notice procedures, that individual will not be eligible for election as a director, or that business will not be conducted at such meeting, as the case may be.


BOARD OF DIRECTORS


     Our certificate of incorporation, together with our bylaws, will provide that the number of directors shall be determined from time to time by a resolution adopted by the majority of our directors. Our certificate of incorpora-tion, together with our bylaws, will also provide that the board of directors shall be divided into three classes, as nearly equal in number as possible. Each director will hold office until that person's successor is duly elected and qualified. Vacancies on the board of directors shall be filled by a majority of the remaining directors, or by a sole remaining director, or by our stockholders if the vacancy was caused by the action of our stockholders.



     Subject to the rights of the holders of any series of preferred stock or any other series or class of stock to elect additional directors under specified circumstances, prior to the date when Cabot and its affiliates cease to beneficially own an aggregate of at least a majority of our then outstanding shares of common stock, any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the outstanding common stock, voting together as a single class. On and after the date when Cabot and its affiliates cease to beneficially own an aggregate of at least a majority of our then outstanding shares of common stock, any director may be removed from office only for cause upon the affirmative vote of holders of at least 80% of our outstanding common stock, voting as a single class. A director may not be removed by the stockholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.


     The provisions of our certificate of incorporation and bylaws described above would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors.

ADOPTION, AMENDMENT OR REPEAL OF CERTIFICATE OR BYLAWS

     Our certificate of incorporation will provide that the affirmative vote of holders of at least 80% of our outstanding common stock is required to amend, repeal or adopt any provision of our certificate of incorporation inconsistent with the provisions of that certificate regarding amendments to our bylaws, stockholder action by written consent, special meetings of stockholders, our board of directors and the election and removal of directors. Our certificate of incorporation will further provide that our bylaws may be altered, amended or repealed only by our board of directors or upon the affirmative vote of holders of at least 80% of our outstanding common stock, voting together as a single class.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between our company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

- our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by
  (1) persons who are directors and also officers and

  (2) employee stock plans, in some instances; and

- the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

                            CORPORATE OPPORTUNITIES

     Our certificate of incorporation will provide that we and Cabot and our and their respective subsidiaries may engage in the same or similar business activities and lines of business and have an interest in the same areas of corporate opportunities and that we and Cabot will continue to have contractual and business relations with each other (including service of directors and officers of Cabot as our directors and officers).

     Our certificate of incorporation will provide that, except as Cabot may otherwise agree in writing, Cabot will have the right to:

- engage in the same or similar business activities or lines of business as us;

- do business with any of our potential or actual customers or suppliers; and

- employ or otherwise engage, or solicit for such purpose, any of our officers, directors or employees.

Neither Cabot nor any officer, employee or director of Cabot will be liable to us or our stockholders for breach of any fiduciary or other duty by reason of these activities.

     If Cabot acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Cabot and us, Cabot will have no duty to communicate that opportunity to us and will not be liable to us or our stockholders because Cabot pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to us.


     If one of our directors, officers or employees who is also a director, officer or employee of Cabot acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and Cabot, our certificate will require that our director, officer or employee act in good faith in accordance with the following policy:


- a corporate opportunity offered to any person who is one of our directors but not one of our officers or employees and who is also an officer or employee (whether or not a director) of Cabot will belong to Cabot, unless the opportunity is expressly offered to that person solely in his or her capacity as our director, in which case the opportunity will belong to us;

- a corporate opportunity offered to any person who is one of our officers or employees whether or not a director and who is also a director but not an officer or employee of Cabot will belong to us, unless the opportunity is expressly offered to that person solely in his or her capacity as a director of Cabot, in which case the opportunity will belong to Cabot; and

- a corporate opportunity offered to any other person who is (1) either one of our officers or employees and either an officer or employee of Cabot or (2) a director of both us and Cabot will belong to Cabot, unless such opportunity is expressly offered to the person solely in his or her capacity as one of our officers, directors or employees, in which case the opportunity will belong to us.

     For purposes of these corporate opportunity provisions, any of our directors who is chairman or vice chairman of our board of directors or a committee thereof will not be deemed to be one of our officers by reason of holding the position, unless the person is one of our full-time employees. If a corporate opportunity is offered to us or Cabot other than through a person who is an officer, director or employee of both us and Cabot, either we or Cabot can pursue that opportunity.

     Under our certificate of incorporation, any corporate opportunity that belongs to Cabot or to us pursuant to the policy described above will not be pursued by the other or directed by the other to another person or entity unless and until Cabot or we, as the case may be, determine not to pursue the opportunity. If the party to whom the corporate opportunity belongs does not, however, within a reasonable period of time, begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may pursue such opportunity or direct it to another person or entity.

     Our directors, officers or employees acting in accordance with the policy described above:

- will be deemed fully to have satisfied their fiduciary or other duties to us and our stockholders with respect to that corporate opportunity;

- will not be liable to us or our stockholders for any breach of fiduciary duty by reason of the fact that Cabot pursues or acquires that opportunity for itself or directs that corporate opportunity to another person or do not communicate information regarding such opportunity to us;

- will be deemed to have acted in good faith and in a manner they reasonably believe to be in our best interests; and

- will be deemed not to have breached any duty of loyalty or other duty those persons may have to us or our stockholders and not to have derived an improper benefit from these actions.

     The corporate opportunity provisions in our certificate of incorporation will expire on the date that Cabot ceases to beneficially own common stock representing at least 20% of the combined voting power of outstanding shares of our common stock.

     Our certificate of incorporation will provide that any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to these provisions.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston EquiServe, L.P.

                                  RIGHTS PLAN

     Prior to the completion of this offering, our board of directors intends to adopt a rights plan. Our rights plan is designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors. Under the rights plan:

- our board of directors will declare a dividend of one preferred share purchase right, or a right, for each outstanding share of our common stock; and

- each right will entitle the registered holder to purchase from us one one-thousandth of a share of a new Series A Junior Participating Preferred Stock, par value $.001 per share, at a price of $96 per one thousandth of a share, with adjustment.

     The description and terms of the rights are described in a rights agreement between us and the designated rights agent. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information".

     The rights will be attached to all certificates representing outstanding shares of our common stock, and no separate right certificates will be distributed. The rights will separate from the shares of our common stock on the close of business on the tenth day after the earlier to occur of:


- a public announcement that, without the prior consent of our board of directors, a person or group, known as an acquiring person, including any affiliates or associates of that person or group, acquired beneficial ownership of securities having 15% or more of the voting power of all our outstanding common stock. Cabot, its subsidiaries, and employee benefit plans established by or for the benefit of employees of Cabot or its subsidiaries (for so long as Cabot and its subsidiaries own at least 50% of our outstanding equity securities), and members of the Godfrey L. Cabot family and various trusts, estates, corporations and other entities established for the bene-fit of or directly or indirectly owned by the members of the Godfrey L. Cabot family, are not included in the definition of acquiring person except in cases where Cabot family members or these trusts, estates, corporations and other entities are acting with certain third parties; and



- the close of business on the tenth day following the date of the commencement of, or announcement of an intention to commence, a tender offer or exchange offer that would result in any person or group becoming an acquiring person.


     We refer to the date on which the rights separate from our common stock as the distribution date. The first date of public announcement that a person or group has become an acquiring person is the stock acquisition date.

     Until the distribution date, rights will be transferred only with the shares of our common stock. In addition, until the distribution date, or earlier redemption or expiration, of the rights:

- new common stock certificates issued upon transfer or new issuance of shares of common stock will contain a notation incorporating the rights agreement by reference; and

- the surrender for transfer of any certificates for shares of common stock outstanding, even without a notation, will also constitute the transfer of the rights associated with the shares of common stock represented by the certificate.

     As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the distribution date, and to each initial record holder of various shares of common stock issued after the distribution date. The separate right certificates alone will evidence the rights.

     The rights are not exercisable until the distribution date and will expire at 5:00 P.M., New York time, on the tenth anniversary of the date of issuance, unless earlier redeemed by us as described below.

     If any person becomes an acquiring person, except by a permitted offer as defined below, or in the event that more than 50% of our assets or earning power is sold or transferred in either case with or to an acquiring person, each holder of a right will have, under the terms of the rights agreement, a flip-in right. A flip-in right is the right to receive upon exercise the number of shares of common stock, or, in the discretion of our board of directors, the number of one-thousandths of a share of preferred stock, or, in some circumstances, our other securities, having a value immediately before the triggering event equal to two times the exercise price. Notwithstanding the description above, following the occurrence of the event described above, all rights that are, or generally were, beneficially owned by any acquiring person or any affiliate or associate of an acquiring person will be null and void.

     A permitted offer is a tender or exchange offer for all outstanding shares of our common stock that is at a price and on terms determined, before the purchase of shares under the tender or exchange offer, by our board of directors, to be adequate, taking into account all factors that our board of directors deems relevant, and otherwise in our best interests and our stockholders' best interest, other than the person or any affiliate or associate on whose behalf the offer is being made.

     If, at any time following the stock acquisition date:

- we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of common stock immediately before the completion of the transaction are not the holders of all of the surviving corporation's voting power; or

- more than 50% of our assets or earning power is sold or transferred with or to an acquiring person; or

- if in the transaction all holders of shares of common stock are not offered the same consideration;

then each holder of a right, except rights which previously have been voided as de-scribed above, shall afterwards have the right, known as a flip-over right, to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the exercise price. The holder of a right will continue to have the flip-over right whether or not the holder exercises or surrenders the flip-in right.

     The purchase price payable, and the number of thousandths of a share of preferred stock or other securities issuable, upon exercise of the rights may be adjusted from time to time to prevent dilution in the event of any one of the following:

- a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

- the grant to holders of the shares of preferred stock of various rights or warrants to subscribe for or purchase shares of preferred stock at a price, or securities convertible into shares of preferred stock with a conversion price, less than the then current market price of the shares of preferred stock; or

- the distribution to holders of the shares of preferred stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

     The purchase price may also be adjusted in the event of:

- a stock split of the shares of common stock;

- a stock dividend on the shares of common stock payable in shares of common stock; or

- subdivisions, consolidations or combinations of the shares of common stock occurring, in any case, before the distribution date.

     With some exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional one-thousandth of a share of preferred stock will be issued and, instead, an adjustment in cash will be made based on the market price of the shares of preferred stock on the last trading day before the date of exercise.

     At any time before the earlier to occur of:

- a person becoming an acquiring person; and

- the expiration of the rights and various other circumstances,

we may redeem the rights in whole, but not in part, at a price of $0.01 per right, or the redemption price, which redemption shall be effective upon the action of our board of directors. Additionally, we may redeem the then outstanding rights in whole, but not in part, at the redemption price in connection with a merger or other business combination transaction or series of transaction is which all holders of common stock are treated alike but not involving an interested stockholder, as defined below.

     The shares of preferred stock purchasable upon exercise of the rights will be non-redeemable. Each share of preferred stock will have a minimum preferential quarterly dividend equal to the greater of $10.00 per share and an amount equal to 1,000 times the aggregate amount of all cash dividends per share and non-cash dividends and distributions per share other than dividends payable in the form of common stock. In the event of liquidation, the holders of preferred stock will be entitled to receive the greater of:

- $10.00 per share, plus the amount of accrued and unpaid dividends and distributions on the preferred stock, whether or not declared; and

- the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of common stock.

     Each share of junior preferred stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. In the event that the amount of accrued and unpaid dividends on the preferred shares is equivalent to at least six full quarterly dividends, the holders of the preferred shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common shares until all cumulative dividends on the preferred shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

     Until a right is exercised, the holder will have no rights as a stockholder with respect to the shares covered by that right, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights was not taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of some subsequent events.

     Interested stockholder means any acquiring person or any of their affiliates or associates, or any other person in which an acquiring person or their affiliates or associates have in excess of 5% of the total combined economic or voting power, or any person acting in concert or on behalf of any acquiring person or their affiliates or associates.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of this offering, 22,984,744 shares of common stock will be outstanding, or 23,589,744 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 4,600,000 shares of common stock, assuming the underwriters exercise their over-allotment option in full, sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of our company as that term is defined in Rule 144 under the Securities Act. All of the shares of common stock outstanding prior to this offering are "restricted securities", as defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 promulgated under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.


     The shares of our common stock that will continue to be held by Cabot after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Cabot in the open market after the offering, subject to contractual lockup provisions and the applicable requirements of Rule
144. In connection with this offering, we and Cabot have agreed that, subject to specified exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.


     In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:



- one percent of the then-outstanding shares of common stock, which equals approximately 229,847 shares immediately after this offering; and


- the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.


     Sales under Rule 144 are also subject to certain restrictions as to the manner of sale, notice requirements and the availability of current public information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from one of our affiliates, a stockholder who is not our affiliate at the time of sale and who has not been our affiliate for at least three months prior to the sale would be entitled to sell shares of common stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description.



     Cabot has announced that it currently plans to complete its divestiture of us by distributing all of the shares of our common stock which it owns to its stockholders. See "Relationships Between Our Company and Cabot Corporation" and "Risk Factors -- Risks Relating to Our Separation from Cabot".


     Any shares distributed by Cabot will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.


     Immediately following this offering, none of the 18,989,744 "restricted securities" will be available for immediate sale in the public market pursuant to Rule 144(k). Shares of common stock issued pursuant to the 2000 Equity Incentive Plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 3.5 million shares of common stock reserved or to be available for issuance pursuant to our 2000 Equity Incentive Plan. Following this offering, we also intend to file a registration statement on Form S-8 under the Securities Act to register 475,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.



     Prior to this offering, there has been no public market for the common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of the common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See "Risk Factors -- Risks Relating to this Offering -- The actual or possible sale of our shares by Cabot, which will own more than 80% of our outstanding shares, could depress or reduce the market price of our common stock or cause our shares to trade below the prices at which they would otherwise trade".


                              REGISTRATION RIGHTS

     Some holders of our common stock are entitled to registration rights, which are described under "Relationships Between Our Company and Cabot
Corporation -- Registration Rights Agreement".

                                 LEGAL MATTERS

     Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York will pass upon the validity of the issuance of the shares of common stock offered hereby. The validity of the shares being issued in this offering will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements as of September 30, 1998 and 1999 and for each of the three years in the period ended September 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock offered by this prospectus, reference is made to the registration statement, including its exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048 or on the Internet at http://www.sec.gov. You may obtain a copy of this registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.


     As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE(S)
                                                              -------
Report of Independent Accountants...........................    F-2
Combined Balance Sheets at September 30, 1998 and 1999 and
  at December 31, 1999 (unaudited)..........................    F-3
Combined Statements of Income for the years ended September
  30, 1997, 1998 and 1999 and for the three months ended
  December 31, 1998 and 1999 (unaudited)....................    F-4
Combined Statements of Division Equity for the years ended
  September 30, 1997, 1998 and 1999 and for the three months
  ended December 31, 1999 (unaudited).......................    F-5
Combined Statements of Cash Flows for the years ended
  September 30, 1997, 1998 and 1999 and for the three months
  ended December 31, 1999 and 1998 (unaudited)..............    F-6
Notes to Combined Financial Statements......................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Cabot Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, of changes in division equity and of cash flows present fairly, in all material respects, the financial position of Cabot Microelectronics Materials Division (the "Division"), a division of Cabot Corporation, at September 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Division's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
November 5, 1999

                   CABOT MICROELECTRONICS MATERIALS DIVISION

                            COMBINED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)



                                                                            DECEMBER 31,
                                                    SEPTEMBER 30,       --------------------
                                                  ------------------               PRO FORMA
                                                   1998       1999       1999        1999
                                                   ----       ----       ----      ---------
                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash..........................................  $    38    $    38    $   103     $   103
  Accounts receivable, less allowance for
     doubtful accounts of $50 at September 30,
     1998 and 1999 and December 31, 1999
     (unaudited)................................    9,057     19,888     22,563      22,563
  Inventories...................................    5,913      5,269      8,617       8,617
  Prepaid expenses and other current assets.....      142        285        772         772
  Deferred income taxes.........................      431        640        640         640
                                                  -------    -------    -------     -------
          Total current assets..................   15,581     26,120     32,695      32,695
Property, plant and equipment, net..............   24,713     40,031     46,400      44,800
Goodwill, net...................................    1,890      1,610      1,540       1,540
Other intangible assets, net....................    2,878      2,438      2,328       2,328
Deferred income taxes...........................       69         75         23          23
                                                  -------    -------    -------     -------
          Total assets..........................  $45,131    $70,274    $82,986     $81,386
                                                  =======    =======    =======     =======
LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..............................  $   914    $   995      1,220       1,220
  Accrued expenses and other current
     liabilities................................    3,956      6,780      6,182       6,182
  Distribution payable..........................       --         --         --      71,200
                                                  -------    -------    -------     -------
          Total current liabilities.............    4,870      7,775      7,402      78,602
Deferred compensation...........................      233        422        528         528
                                                  -------    -------    -------     -------
          Total liabilities.....................    5,103      8,197      7,930      79,130
Commitments and contingencies (Note 14)
Division equity.................................   40,028     62,077     75,056       2,256
                                                  -------    -------    -------     -------
          Total liabilities and division
            equity..............................  $45,131    $70,274    $82,986     $81,386
                                                  =======    =======    =======     =======


    The accompanying notes are an integral part of these combined financial statements.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

                         COMBINED STATEMENTS OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                               THREE MONTHS
                                                                                   ENDED
                                                YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                               ---------------------------   -----------------
                                                1997      1998      1999      1998      1999
                                                ----      ----      ----      ----      ----
                                                                                (UNAUDITED)
Revenue......................................  $33,851   $56,862   $95,701   $20,325   $34,230
Revenue -- related party.....................    1,360     1,969     2,989       550       816
                                               -------   -------   -------   -------   -------
                                                35,211    58,831    98,690    20,875    35,046
                                               -------   -------   -------   -------   -------
Cost of goods sold...........................   18,561    27,686    44,902     9,486    15,372
Cost of goods sold -- related party..........    1,360     1,969     2,989       550       816
                                               -------   -------   -------   -------   -------
                                                19,921    29,655    47,891    10,036    16,188
                                               -------   -------   -------   -------   -------
          Gross profit.......................   15,290    29,176    50,799    10,839    18,858
Operating expenses:
  Research and development...................    8,411    10,139    14,551     3,445     4,484
  Selling and marketing......................    1,028     3,293     4,572       954     1,250
  General and administrative.................    4,468     8,576    11,880     2,570     3,896
  Amortization of goodwill and other
     intangibles.............................      720       720       720       180       180
                                               -------   -------   -------   -------   -------
          Total operating expenses...........   14,627    22,728    31,723     7,149     9,810
                                               -------   -------   -------   -------   -------
Income before income taxes...................      663     6,448    19,076     3,690     9,048
Provision for (benefit from) income taxes....      (45)    2,211     6,796     1,313     3,300
                                               -------   -------   -------   -------   -------
          Net income.........................  $   708   $ 4,237   $12,280   $ 2,377   $ 5,748
                                               =======   =======   =======   =======   =======
Unaudited pro forma net income per share.....                      $  0.58             $  0.26
                                                                   =======             =======
Unaudited pro forma shares outstanding.......                       21,054              22,378
                                                                   -------             -------
                                                                   -------             -------


    The accompanying notes are an integral part of these combined financial statements.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

               COMBINED STATEMENTS OF CHANGES IN DIVISION EQUITY

                             (AMOUNTS IN THOUSANDS)



                                                                        ACCUMULATED
                                                                           OTHER                                       TOTAL
                                                 PARENT     RETAINED   COMPREHENSIVE   COMPREHENSIVE     DEFERRED     DIVISION
                                               INVESTMENT   EARNINGS      INCOME          INCOME       COMPENSATION    EQUITY
                                               ----------   --------   -------------   -------------   ------------   --------
Balance at September 30, 1996................   $27,147     $  (511)      $   25                         $  (452)     $26,209
Capital contribution from Cabot
  Corporation................................     1,214                                                                 1,214
Issuance of Cabot restricted stock under
  employee compensation plans................       451                                                     (451)          --
Amortization of deferred compensation........                                                                242          242
Net income...................................                   708                       $   708
Foreign currency translation adjustment......                                 51               51
                                                                                          -------
Total comprehensive income...................                                             $   759                         759
                                                -------     -------       ------          =======        -------      -------
Balance at September 30, 1997................    28,812         197           76                            (661)      28,424
Capital contribution from Cabot
  Corporation................................     6,822                                                                 6,822
Issuance of Cabot restricted stock under
  employee compensation plans................       878                                                     (878)          --
Amortization of deferred compensation........                                                                449          449
Net income...................................                 4,237                       $ 4,237
Foreign currency translation adjustment......                                 96               96
                                                                                          -------
Total comprehensive income...................                                             $ 4,333                       4,333
                                                -------     -------       ------          =======        -------      -------
Balance at September 30, 1998................    36,512       4,434          172                          (1,090)      40,028
Capital contribution from Cabot
  Corporation................................     8,067                                                                 8,067
Issuance of Cabot restricted stock under
  employee compensation plans................     2,050                                                   (2,050)          --
Amortization of deferred compensation........                                                                900          900
Net income...................................                12,280                       $12,280
Foreign currency translation adjustment......                                802              802
                                                                                          -------
Total comprehensive income...................                                             $13,082                      13,082
                                                -------     -------       ------          =======        -------      -------
Balance at September 30, 1999................    46,629      16,714          974                          (2,240)      62,077
Capital contribution from Cabot Corporation
  (unaudited)................................     6,922                                                                 6,922
Issuance of Cabot restricted stock under
  employee compensation plans (unaudited)....        57                                                      (57)          --
Amortization of deferred compensation
  (unaudited)................................                                                                275          275
Net income (unaudited).......................                 5,748                       $ 5,748
Foreign currency translation adjustment
  (unaudited)................................                                 34               34
                                                                                          -------
Total comprehensive income (unaudited).......                                             $ 5,782                       5,782
                                                -------     -------       ------          =======        -------      -------
Balance at December 31, 1999 (unaudited).....   $53,608     $22,462       $1,008                         $(2,022)     $75,056
                                                =======     =======       ======                         =======      =======


    The accompanying notes are an integral part of these combined financial statements.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

                       COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)



                                                                           THREE MONTHS
                                                                               ENDED
                                            YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                          ----------------------------   -----------------
                                           1997      1998       1999      1998      1999
                                           ----      ----       ----      ----      ----
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income............................  $   708   $ 4,237   $ 12,280   $ 2,377   $ 5,748
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization......    1,911     2,208      2,777       585       932
     Noncash compensation expense.......      242       449        900       225       275
     Provision for inventory
       writedown........................       30       140        130        --        --
     Deferred income tax expense........       91      (143)      (215)       --        52
     Loss on disposal of property, plant
       and equipment....................       --        30        141        --        (5)
     Changes in operating assets and
       liabilities:
       Accounts receivable..............   (1,829)   (3,213)   (10,616)   (1,775)   (2,547)
       Inventories......................   (1,201)   (3,246)       646       899    (3,353)
       Prepaid expenses and other
          current assets................       (1)     (139)      (143)       40      (482)
       Accounts payable.................      165       290         74       383       219
       Accrued expenses and other
          current liabilities...........      166     1,600      2,787      (700)     (596)
       Deferred compensation............       79       114        189        47       106
                                          -------   -------   --------   -------   -------
Net cash provided by operating
  activities............................      361     2,327      8,950     2,081       349
                                          -------   -------   --------   -------   -------
Cash flows from investing activities:
  Additions to property, plant and
     equipment..........................   (1,692)   (9,313)   (17,194)   (6,810)   (7,196)
  Proceeds from sale of property, plant
     and equipment......................       --         3         65        --         6
                                          -------   -------   --------   -------   -------
Net cash used by investing activities...   (1,692)   (9,310)   (17,129)   (6,810)   (7,190)
                                          -------   -------   --------   -------   -------
Net capital contributed by Cabot
  Corporation...........................    1,214     6,822      8,067     4,806     6,922
                                          -------   -------   --------   -------   -------
Effect of exchange rate changes
  on cash...............................      107       194        112       (44)      (16)
                                          -------   -------   --------   -------   -------
Increase (decrease) in cash.............      (10)       33         --        33        65
Cash at beginning of period.............       15         5         38         5        38
                                          -------   -------   --------   -------   -------
Cash at end of period...................  $     5   $    38   $     38   $    38   $   103
                                          =======   =======   ========   =======   =======


    The accompanying notes are an integral part of these combined financial statements.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:


     Cabot Microelectronics Materials Division (the "Division") is a division of Cabot Corporation ("Cabot"). The Division is a leading supplier of Chemical Mechanical Planarization ("CMP") slurries to the semiconductor industry worldwide. The accompanying financial statements are derived from the historical books and records of Cabot and present the assets and liabilities, results of operations and cash flows applicable to the Division. The financial statements of the Division have been prepared for inclusion in a registration statement relating to the public offering of a portion of the common stock of Cabot Microelectronics Corporation ("CMC"), a wholly-owned subsidiary of Cabot which was incorporated in October 1999. Prior to the planned initial public offering, substantially all of the assets and liabilities of the Division will be transferred to CMC.


     The combined financial statements include the accounts of each subsidiary or part of each subsidiary which forms Cabot's Microelectronics Materials Division. Intercompany transactions between entities within the Division have been eliminated.


     The combined balance sheets have been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable to the Division. The combined statements of income include all revenue and costs attributable to the Division, including a corporate allocation of employee benefits and costs of shared services (including legal, finance, human resources, information systems, corporate office, and safety, health and environmental expenses). These costs are allocated to the Division based on criteria that management believes to be equitable, such as the Division's revenue headcount, or actual utilization in proportion to Cabot's revenue, headcount, or actual utilization. Management believes this provides a reasonable estimate of the costs attributable to the Division. For the years ended September 30, 1997, 1998 and 1999, such allocated costs amounted to $2,358, $3,917, and $5,716, respectively, and are included in operating expenses. For the three months ended December 31, 1998 and 1999, such allocated costs amounted to $1,401 and $1,487, respectively. Allocated costs may not necessarily be indicative of the costs that would have been incurred by the Division on a standalone basis.



     Unaudited Interim Financial Statements -- The accompanying financial information as of December 31, 1999 and for the three month periods ended December 31, 1998 and 1999 is unaudited. The unaudited interim financial information has been prepared on the same basis as the accompanying annual financial statements. In the opinion of management, such interim financial information reflects adjustments consisting of normal and recurring adjustments necessary for a fair presentation of such financial information. The unaudited results of operations for the interim periods ended December 31, 1998 and 1999 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.



     Unaudited Pro Forma Balance Sheet -- The Division intends to distribute to Cabot, in the form of two dividends, $17,000 expected to be borrowed under a term loan facility (Note 16) and an amount equal to the lesser of Cabot's tax basis in the Division upon the initial public offering (after the payment of the $17,000 dividend) or the net proceeds of the offering. The unaudited pro forma combined balance sheet has been prepared assuming an estimated $71,200 distribution was payable at December 31, 1999, Cabot's estimated tax basis in the Division as of that date. In addition, certain assets amounting to approximately $1,600, which have historically been part of the Division, will not be transferred to CMC as discussed in Note 3 -- Arrangements

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)



with Cabot, Facilities Lease Arrangements and Master Separation Agreement. The Division is expected to lease 780 of these assets from Cabot after the initial public offering. The removal of these assets is reflected in the pro forma balance sheet.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  CASH

     Cash management for the Division was provided by Cabot and net cash provided by Cabot was recorded as contributions of capital to the Division.

  INVENTORIES


     Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Finished goods and work in process inventories include material, labor and manufacturing overhead costs.


  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

Buildings...................................................  20-25 years
Machinery and equipment.....................................   5-10 years
Furniture and fixtures......................................   5-10 years
Information systems.........................................    3-5 years

     Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized and depreciated over the remaining useful lives. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

  GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets were acquired in connection with a July 1995 purchase of selected assets (see Note 4). Other intangible assets consist of trade secrets and know-how, distribution rights, customer lists and workforce in place. Goodwill and other intangible assets are amortized on the straight-line basis over their estimated useful lives.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Division reviews long-lived assets, including goodwill, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

  FOREIGN CURRENCY TRANSLATION


     The Division's operations in Europe and Asia operate primarily using the local currency. Accordingly, all assets and liabilities of these operations are translated using exchange rates in effect at the end of the period, and revenue and costs are translated using weighted average exchange rates for the period. The related translation adjustments are reported in Comprehen-

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


sive Income in division equity. Gains and losses resulting from foreign currency transactions are immaterial for all periods presented.

  FOREIGN EXCHANGE MANAGEMENT

     The Division has used forward exchange contracts solely to hedge firm commitments denominated in Japanese Yen associated with the construction of its Japan plant. The terms of the currency instrument used to hedge this exposure were consistent with the timing of the committed hedged transaction. The gains and losses on the forward exchange contracts that were designated as hedges of the firm commitment associated with the construction of its Japan plant were deferred and capitalized as part of the cost of the plant. During fiscal 1998, the Division had a $699 loss on these forward exchange contracts. Cash flows from these forward exchange contracts have been included in additions to property, plant and equipment in the combined statement of cash flows. The purpose of the Division's foreign currency management activity is to protect the Division from the risk that eventual cash flow requirements from significant foreign currency commitments may be adversely affected by changes in exchange rates. The Division has not entered into any other derivative transactions. The Division had no forward exchange contracts during 1997 or 1999. The Division does not use derivative financial instruments for trading or speculative purposes.


  FAIR VALUES OF FINANCIAL INSTRUMENTS


     The recorded amounts of cash, accounts receivable, accounts payable, and notes receivable for restricted stock approximate their fair values.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Division to concentrations of credit risk consist principally of accounts receivable. The Division performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral to secure accounts receivable. The Division's exposure to credit risk associated with nonpayment is affected principally by conditions or occurrences within the semiconductor industry. The Division historically has not experienced losses relating to accounts receivables from individual customers or groups of customers. The Division maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

     At September 30, 1998, one customer accounted for 40.2% of net accounts receivable. At September 30, 1999, three customers accounted for 41.0% of net accounts receivable.

     Revenue from customers who represented more than 10% of revenue were as follows:

                                                       FOR THE YEAR ENDED
                                                         SEPTEMBER 30,
                                                    ------------------------
                                                    1997      1998      1999
                                                    ----      ----      ----
Customer A........................................  42%       38%       22%
Customer B........................................  11%       12%       10%
Customer C........................................   --        --       15%

     Customers B and C in the above table are distributors.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


  REVENUE RECOGNITION

     Revenue is recognized upon completion of delivery obligations, provided acceptance and collectibility are reasonably assured. A provision for the estimated warranty cost is recorded at the time revenue is recognized based on the Division's historical experience.


     The Division manufactures certain dispersions which are sold to Cabot at cost. These sales are disclosed as revenue from related party in the combined statements of income. Cabot and the Division have entered into a dispersions services agreement, effective upon the closing date of the planned initial public offering, which provides for dispersions to be sold to Cabot at cost plus a margin. Under the new agreement, Cabot will supply the Division with fumed metal oxide raw materials for these dispersions at no cost. Accordingly, the cost of these fumed metal oxides will not be included in revenue or cost of goods sold (see Note 3). Had the dispersions services agreement been effective for the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31, 1998 and 1999, pro forma unaudited revenue from related party would have been $988, $1,360, $1,994, $367 and $574, respectively.


  COST OF GOODS SOLD


     The Division has historically purchased all of its fumed metal oxides, critical raw materials used in the manufacturing process, from Cabot at Cabot's budgeted standard cost. Purchases of fumed metal oxides from Cabot by the Division totaled $8,812, $16,273, and $20,310 during fiscal 1997, 1998, and 1999, respectively. Purchases of fumed metal oxides from Cabot by the Division totaled $4,269 and $7,374 for the three months ended December 31, 1998 and 1999, respectively.



     The Division has entered into a new fumed metal oxide supply agreement with Cabot, effective immediately prior to the closing date of the planned initial public offering, under which it will purchase fumed metal oxides at a contractually agreed upon price (see Note 3). Had the purchases of fumed metal oxides that were recorded in cost of goods sold for the years ended September 30, 1997, 1998 and 1999 been at the price specified in the new supply agreement rather than at Cabot's budgeted standard cost of manufacturing, pro forma unaudited cost of goods sold would have been $21,235, $31,880, and $50,827, respectively. Had the purchases of fumed metal oxides that were recorded in cost of goods sold for the three months ended December 31, 1998 and 1999 been at the price specified in the new supply agreement rather than at Cabot's budgeted standard cost of manufacturing, pro forma unaudited cost of goods sold would have been $10,738 and $16,760, respectively.



     Cost of sales made to Cabot is disclosed as cost of goods sold from related party in the combined statements of income. Had the dispersions services agreement discussed above been effective for the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31, 1998 and 1999, pro forma unaudited cost of goods sold from related party would have been $838, $1,150, $1,645, $301 and $490, respectively.


  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

  INCOME TAXES

     The Division was not a separate taxable entity for federal, state or local income tax purposes. The Division's operations are included in the consolidated Cabot tax returns. An

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


income tax provision has been calculated on a separate return basis. Prior to the consummation of the offering, the Division intends to enter into a tax-sharing agreement with Cabot as described in Note 3.

     Deferred income taxes are determined based on the estimated future tax effects or differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries.

  STOCK-BASED COMPENSATION

     The Division participates in Cabot's stock-based compensation plans. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Division has elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Division discloses the summary of pro forma effects to reported net income for fiscal 1997, 1998 and 1999, as if the Division had elected to recognize compensation cost based on the fair value of the options and restricted stock granted by Cabot to employees of the Division as prescribed by SFAS 123.

  EARNINGS PER SHARE


     Unaudited pro forma net income per share has been calculated using the 18,989,744 shares that will be owned by Cabot at the completion of the planned initial public offering (the "offering") of a portion of the common stock of CMC and the number of shares that the Division would have been required to issue to fund a dividend to Cabot in an amount equal to Cabot's tax basis in the Division at each period end minus the earnings from that period at an issue price per share equal to $14.30, which is the assumed initial public offering price of $16.00 per share less the estimated underwriting discounts and offering expenses.


  USE OF ESTIMATES

     The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

  COMPREHENSIVE INCOME


     The Division implemented SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), effective October 1, 1998. This standard requires the Division to report the total changes in division equity that do not result directly from transactions with stockholders, including those which do not affect retained earnings. Other comprehensive income recorded by the Division is solely comprised of accumulated foreign currency translation adjustments, net of related tax effects. The deferred tax expense associated with foreign currency translation adjustments was $32, $58, and $492 during fiscal 1997, 1998 and 1999, respectively. The deferred tax expense associated with foreign currency translation adjustments was $21 for the three months ended December 31, 1999.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


  RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance regarding whether computer software is internal-use software, the capitalization of costs incurred for computer software developed or obtained for internal use and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Division does not expect the impact of adopting SOP 98-1, which will be effective for the Division in fiscal 2000, to be material to its financial condition or results of operations.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires companies to expense start-up and organization costs as incurred. SOP 98-5 broadly defines start-up activities and provides examples to help entities determine costs that are and are not within the scope of SOP 98-5. SOP 98-5 will be effective for the Division in fiscal 2000, and its initial application is to be reported as the cumulative effective of a change in accounting principle. The Division does not expect the impact of adopting SOP 98-5 to be material to its financial condition or results of operations.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet, and the corresponding gains and losses be reported either in the statement of income or as a component of comprehensive income, depending on the type of hedging relationship that exists. The Division does not expect the impact of SFAS 133, which will be effective for fiscal 2001, to be significant given its limited use of derivatives.

     In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Division is required to be in conformity with the provisions of SAB 101 no later than October 1, 2000 and does not expect a material change in its financial condition or results of operations as a result of SAB 101.

3.  ARRANGEMENTS WITH CABOT:


     These combined financial statements have been prepared for inclusion in a registration statement relating to the offering of a portion of the common stock of CMC. Cabot will continue to beneficially own more than 80% of the outstanding shares of common stock after the offering. In addition, Cabot has announced that sometime after the offering it intends to distribute, pro rata to its stockholders, all of the shares that it owns by means of a tax-free distribution (subject to board of director's approval and other conditions) (the "spin-off").


     CMC's relationship with Cabot following the offering and spin-off will be governed by the following agreements.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)

  FUMED METAL OXIDE SUPPLY AGREEMENT

     The Division has entered into a fumed metal oxide supply agreement with Cabot which will become effective upon the closing of the offering. Cabot will continue to be the exclusive supplier of fumed metal oxides, including fumed silica, for currently existing slurry products. The agreement provides for a fixed annual increase in the price of fumed silica of approximately 2% and additional increases if Cabot's raw material costs increase. The agreement contains provisions requiring Cabot to supply the Division with fumed silica in specified volumes. The Division is obligated to purchase at least 90% of the six-month volume forecast and the Division must pay damages to Cabot if the Division purchases less than that amount. In addition, the Division is obligated to pay all reasonable costs incurred by Cabot to provide quality control testing at levels greater than that which Cabot provides to other customers.

     Under the agreement, Cabot will also supply fumed alumina on terms generally similar to those described above. Cabot is not permitted to sell fumed metal oxides to third parties for use in CMP applications.

     Under the agreement, Cabot warrants that its products will meet the Division's agreed upon product specifications. Cabot will be obligated to replace noncompliant products with products that meet the agreed upon specifications. The agreement also provides that any change to product specifications for fumed metal oxides must be by mutual agreement. Any increased costs due to product specification changes will be paid by the Division.

     Historically, the Division did not provide detailed product specifications to Cabot and the Division had the ability to return products that met specifications. Under the Division's new agreement, the Division will provide detailed specifications and its ability to return products may be limited.

     The agreement has an initial term that expires in June 2005 and may be terminated thereafter by either party on June 30 or December 31 in any year upon 18 months prior written notice.

  DISPERSIONS SERVICES AGREEMENT


     The Division has entered into a dispersions services agreement with Cabot which will become effective upon the closing of the offering. The Division will continue to offer fumed metal oxide dispersions services to Cabot, including the manufacturing, packaging and testing of the dispersions. Under the agreement, Cabot shall supply the Division with the fumed metal oxide particles necessary for the manufacture of the dispersions. The pricing of the dispersions services will be determined on a cost-plus basis. The Division's obligation to provide Cabot with dispersions will be limited to certain maximum volumes and Cabot will be obligated to supply certain forecasts of their expected dispersions purchases to the Division. Cabot agrees not to engage any third party other than Davies to provide dispersion services unless the Division is unable to supply the requested or agreed-upon services. The agreement has an initial term that expires in June 2005 and may be terminated by either party on June 30 or December 31 in any year upon 18 months prior notice.


  FACILITIES LEASE ARRANGEMENTS


     Following the separation, the Division expects to sublease from Cabot the land and building space located in Barry, Wales that the Division has historically utilized.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


These assets, with a carrying value of approximately $827 at September 30, 1999 and approximately $780 at December 31, 1999, have been included in the Division's property, plant and equipment balance in the financial statements. As noted below under the caption "Master Separation Agreement", these assets will not be transferred to CMC upon the separation and have been reflected as a pro forma adjustment in the unaudited pro forma balance sheet. The lease will expire after ten years, subject to earlier termination under certain circumstances.



  MASTER SEPARATION AGREEMENT



     Prior to the offering, Cabot and its subsidiaries are expected to transfer substantially all of the assets and liabilities of the Division to CMC. The Division's land and building located in Barry, Wales will not be transferred to CMC as discussed above under the caption "Facilities Lease Arrangements". In addition, assets with an approximate carrying value of $200 at September 30, 1999 and $820 at December 31, 1999 will not be transferred upon the separation. CMC will agree to pay the costs of the transfer of assets from Cabot including moving expenses, transfer taxes, fees related to the assignment of contracts and expenses related to notices to customers, suppliers or other third parties.



     The Division is also expected to assume all liabilities and obligations of Cabot relating to or arising out of the Division's business operations any time on or before the date of the transfer of the Division's business operations to CMC other than various excluded liabilities.



     Under the master separation agreement, Cabot is expected to transfer intellectual property rights related solely to the business conducted by the Division, including patents, copyrights, trademarks, technology and know-how and licenses and other rights concerning third party technology and intellectual property.



     CMC is expected to indemnify Cabot against any losses or actions arising out of or in connection with the liabilities assumed by CMC as part of the separation, including any liabilities arising out of the current litigation with Rodel discussed elsewhere and the conduct of CMC's business and affairs after the separation date. The Master Separation Agreement is also expected to provide that Cabot will continue to defend the lawsuits instituted by Rodel against Cabot until CMC notifies Cabot that they will assume defense of the lawsuits.



  TRADEMARK LICENSE AGREEMENT



     The Division has entered into a trademark license agreement with Cabot that governs their use of various trademarks used in their core business. Under the agreement, Cabot has granted a worldwide royalty-free license to use the trademarks in connection with the manufacture, sale or distribution of products related to the business. Under the agreement, the Division will refrain from various actions that could interfere with Cabot's ownership of the trademarks. The agreement also provides that the Division's license to use the trademarks may be terminated for various reasons, including discontinued use of the trademarks, breach of the agreement, or a change in control of CMC.


  MANAGEMENT SERVICES AGREEMENT


     The Division and Cabot have entered into a management service agreement, which will become effective upon the closing of this offering, pursuant to which Cabot will provide certain administrative and corporate support services to the Division on an interim or transitional basis.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


Such services include human resources, accounting, treasury, tax, facilities, legal and information services. The charges for such services allow Cabot to recover the fully allocated costs of providing such services plus all out-of-pocket, third party costs and expenses, but without any profit to Cabot. The management services agreement commences on the date of the offering and continues until the earlier of the date of the spin-off or two years from the completion of the offering. By mutual agreement, Cabot and the Division may provide for the continuation of some services after the spin-off.



  CONFIDENTIAL DISCLOSURE AND LICENSE AGREEMENT



     The Division is expected to enter into a confidential disclosure and license agreement with respect to confidential and proprietary information, intellectual property and certain other matters. Cabot is expected to grant a fully paid, world-wide non-exclusive license to the Division for Cabot's copyrights, patents and technology that were used by Cabot in connection with the Division's activities prior to their separation from Cabot. The Division is expected to grant to Cabot a fully paid, world-wide, non-exclusive license to copyrights, patents and technologies that are among the assets transferred to the Division under the master separation agreement and that would be infringed by the manufacture, treatment, processing, handling, marketing, sale or use of any products or services sold by Cabot for applications other than CMP.



     In addition, Cabot is expected to assign an undivided one-half interest in various patents, copyrights and technology that relate to dispersion technology, which are owned by Cabot and used in Cabot's dispersion business and the Division's business. Any costs, taxes or other fees related to the assignments and transfers of intellectual property will generally be paid by the Division.


  INITIAL PUBLIC OFFERING AND DISTRIBUTION AGREEMENT


     The Division has entered into an initial public offering and distribution agreement with Cabot which governs the respective rights and duties of the Division and Cabot with respect to the offering and the spin-off. This agreement will be effective as of the closing of the offering. After the offering, Cabot will continue to own a significant portion of the common stock of CMC. As a result, Cabot will continue to include CMC as a "subsidiary" for financial reporting, accounting and other purposes. Accordingly, the Division has agreed to certain covenants in the initial public offering and distribution agreement, which will be binding on CMC as long as Cabot owns at least 50% of CMC's outstanding common stock. These covenants include restrictions on incurring debt over a certain amount. The Division will not be allowed to take any action which has the effect of limiting Cabot's ability to freely sell, pledge or otherwise dispose of shares of CMC common stock. In addition, CMC will not be allowed to issue any shares of common stock or any rights, warrants or options to acquire CMC common stock, if after giving effect to such issuance, Cabot would own less than 80% of the then outstanding shares of CMC common stock. Cabot has announced that it plans to complete a spin-off within six to twelve months after the date of a private letter ruling from the United States Internal Revenue Service confirming that the spin-off is tax-free to Cabot. However, Cabot is not obligated to complete the spin-off in this time frame or at all. The agreement indemnifies Cabot against all liabilities out of any material untrue statements or omissions in the prospectus and registration statement related to the offering. The Division is responsible for paying the costs and expenses incurred in connection with the offering.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)

  TAX-SHARING AGREEMENT


     After the offering, the Division will continue to be included in Cabot's consolidated federal income tax group for as long as Cabot beneficially owns at least 80% of the total voting power and value of the outstanding common stock. The Division and Cabot have entered into a tax-sharing agreement pursuant to which the Division and Cabot will make payments between them to achieve the same effects as if the Division were to file separate federal, state and local income tax returns. Under the terms of the tax-sharing agreement, Cabot will not be required to make any payment to the Division for the use of the Division's tax attributes that arise prior to the spin-off until such time as the Division would otherwise be able to utilize such attributes. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between the Division and Cabot, during the period in which the Division is included in Cabot's consolidated group, the Division could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Cabot's consolidated group. The Division will indemnify Cabot in the event that the expected spin-off is not tax free to Cabot as a result of various actions taken by or with respect to the Division or the Division's failure to take various actions.



  REGISTRATION RIGHTS AGREEMENT



     Although Cabot has announced its plans to complete a spin-off within six to twelve months of the completion of the planned offering, there is no assurance that the spin-off will occur within this time frame or at all. Accordingly, the Division has entered into a registration rights agreement with Cabot to provide them with registration rights relating to the shares of CMC common stock that it holds. These registration rights will become effective at such time that Cabot informs the Division that it no longer intends to proceed with or complete the spin-off.


  EMPLOYEE MATTERS AGREEMENT


     The Division and Cabot have entered into an employee matters agreement under which the Division will, with certain exceptions, be solely responsible for the compensation and benefits of employees of the Division. The principal exception is the retirement benefits for employees of the Division. Cabot's tax-qualified retirement plans will retain all assets and liabilities relating to employees of the Division on and after the offering (subject to any distributions from the plans that are required or permitted by the plans and applicable law). The employee matters agreement also provides that equity awards granted to employees of the Division under Cabot's equity incentive plans may be converted into equity awards of CMC upon agreement between Cabot and the Division.



  OPTION GRANTS TO CABOT EMPLOYEES



     The Division has adopted the Cabot Microelectronics Corporation 2000 Equity Incentive Plan. The Division intends to grant options under the 2000 Equity Incentive Plan to Cabot employees.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


4.  ACQUISITION OF SELECTED ASSETS:

     On July 3, 1995, the Company acquired selected assets used or created in connection with the development and sale of polishing slurries. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price of $9,800 was allocated to the net assets acquired based on their estimated fair values. Identifiable intangible assets, consisting primarily of trade secrets and know-how, distribution rights, customer lists and workforce in place, were valued at $4,300 and are being amortized on a straight-line basis over their estimated useful lives of 7-10 years. The excess of purchase price over the fair value of the net assets acquired (goodwill) was approximately $2,800, and is being amortized on a straight-line basis over ten years. Accumulated amortization of goodwill and other intangible assets as of September 30, 1998 and 1999 was $2,332 and $3,052, respectively. In addition to the purchase price, the Division also pays a royalty fee in the amount of 2.5% of total slurry revenue through June 30, 2002. Royalty fees are paid on a monthly basis and are included in cost of goods sold.

5.  INVENTORIES:

     Inventories consisted of the following:


                                              SEPTEMBER 30,      DECEMBER 31,
                                             ----------------    ------------
                                              1998      1999         1999
                                              ----      ----         ----
                                                                 (UNAUDITED)
Raw materials..............................  $3,466    $3,297       $5,065
Work in process............................      91        73           29
Finished goods.............................   2,356     1,899        3,523
                                             ------    ------       ------
          Total............................  $5,913    $5,269       $8,617
                                             ======    ======       ======


6.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:


                                             SEPTEMBER 30,       DECEMBER 31,
                                           ------------------    ------------
                                            1998       1999          1999
                                            ----       ----          ----
                                                                 (UNAUDITED)
Land.....................................  $ 1,889    $ 4,168      $ 5,026
Buildings................................    9,539     21,448       22,196
Machinery and equipment..................   10,066     15,350       16,330
Furniture and fixtures...................      271        939        1,471
Information systems......................       53        374          324
Construction in progress.................    6,285      2,778        6,868
                                           -------    -------      -------
Total property, plant and equipment......   28,103     45,057       52,215
Less: accumulated depreciation...........   (3,390)    (5,026)      (5,815)
                                           -------    -------      -------
Net property, plant and equipment........  $24,713    $40,031      $46,400
                                           =======    =======      =======



     Depreciation expense was $1,191, $1,488 and $2,057 during fiscal 1997, 1998 and 1999, and $405 and $752 for the three months ended December 31, 1998 and 1999, respectively.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

     Accrued expenses and other current liabilities consisted of the following:


                                                            SEPTEMBER 30,
                                                           ----------------
                                                            1998      1999
                                                            ----      ----
Raw material accruals....................................  $1,043    $1,265
Accrued compensation.....................................   1,177     1,568
Warranty accrual.........................................     348       891
Fixed asset accruals.....................................     280       712
Other....................................................   1,108     2,344
                                                           ------    ------
          Total..........................................  $3,956    $6,780
                                                           ======    ======


8.  DEFERRED COMPENSATION


     Under the Cabot Supplemental Employee Retirement Plan, certain officers and employees of the Division elected to defer certain percentages of their compensation to future periods. Amounts deferred as of September 30, 1998, 1999 and December 31, 1999 were $233, $422 and $528, respectively.


9.  JOINT DEVELOPMENT AGREEMENT:

     In September 1998, the Division entered into a three-year joint development agreement with a customer in the semiconductor industry. Under the agreement, the Division provides the customer with CMP slurries of up to $3,000 over a three-year period in exchange for the use of CMP equipment provided by the customer. The arrangement was accounted for as a nonmonetary transaction in accordance with APB No. 29 "Accounting for Nonmonetary Transactions." The CMP equipment was accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." The cost of leasing the CMP equipment was valued based upon the slurries that the customer is entitled to receive over the three-year period. Total revenue and lease expense recognized under this agreement were $776 and $1,000, respectively, for the year ended September 30, 1999. Deferred revenue of $224 was recorded as of September 30, 1999.

10.  PENSION PLANS AND POSTRETIREMENT BENEFITS:


     The Division participates in Cabot's noncontributory defined benefit pension plans which cover substantially all Cabot employees. Those Cabot employees who accept employment with CMC will terminate employment with Cabot but will maintain their vested and unvested rights in the pension plans. Pension benefits accrue under several benefit plans including the Cash Balance Plan ("CBP"), a defined benefit pension plan, and the Employee Stock Ownership Plan ("ESOP"). Cabot's funding policy is to contribute annual amounts based on actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The net periodic pension cost allocated to the Division on behalf of the Division employees was $26, $96 and $61 during fiscal 1997, 1998 and 1999, respectively. In November 1988, the ESOP was funded with Cabot's newly issued Series B Convertible Preferred Stock, which was acquired with $75,000 borrowed by the ESOP. Benefits provided under Cabot's defined benefit pension plans are primarily based on years of service and the employee's compensation. ESOP costs

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


incurred on behalf of employees of the Division were $75, $90, and $99 during fiscal 1997, 1998 and 1999, respectively.

     The Division participates in Cabot's defined benefit postretirement plans that provide certain healthcare and life insurance benefits to retired employees. Substantially all of Cabot's U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. Cabot funds the plans as claims or insurance premiums are incurred. Postretirement benefit expense is recognized as services are rendered by the employees. Postretirement benefit costs incurred on behalf of employees of the Division were $80, $81, and $99 during fiscal 1997, 1998 and 1999, respectively.

11.  SAVINGS PLAN AND OTHER INCENTIVE COMPENSATION PLANS:


     Cabot sponsors a profit sharing and savings plan called the Cabot Retirement Incentive Savings Plan ("CRISP"). Substantially all of the Division's domestic employees are eligible to participate in the plan under which Cabot will make matching contributions of at least 75% of a participant's contribution up to 7.5% of the participant's eligible compensation, subject to limitations required by government laws or regulations. Cabot's contributions to the CRISP on behalf of employees of the Division were $199, $258, and $385 during fiscal 1997, 1998 and 1999, respectively.


12.  EQUITY INCENTIVE PLANS AND EMPLOYEE LOANS RECEIVABLE:


     Cabot sponsors an Equity Incentive Plan for key employees under which participants may be granted various types of stock-based awards. Awards under the 1996 plan made as part of Cabot's Long-Term Incentive Program, which constitutes a significant portion of the awards made under this plan, consist of restricted stock and non-qualified stock options. Restricted stock could be purchased at a price equal to 40% of the fair market value on the date of the award or nonqualified stock options exercisable at the fair market value of Cabot's common stock on the date of the award. Variations of the restricted stock awards were made to international employees in order to try to provide results comparable to U.S. employees. The awards generally vest on the third anniversary of the grant for employees then employed by Cabot, and the options generally expire five years from the date of grant. In November 1998, Cabot Board of Directors adopted the 1999 Equity Incentive Plan. The 1999 plan was approved by the stockholders of Cabot in March 1999. This plan is similar to the 1996 Equity Incentive Plan with the exception of the purchase price, which was established at a price equal to 30% of the fair market value on the date of the award. A limited number of awards are also available for no consideration under both the 1996 plan and the 1999 plan in lieu of cash compensation.



     Certain Cabot employees who will become employees of the Company have been granted nonqualified stock options and restricted stock under these plans. Stock options have been granted at the fair market value of Cabot's common stock on the date of grant, vest ratably over four years, and generally expire ten years from the date of grant. Restricted stock awards generally enable an employee to purchase restricted stock at a price equal to 30% or 40% of the fair market value on the date of the award and such awards generally vest on the third anniversary date of the award. Compensation expense, equal to the discount on the restricted stock, is deferred and recorded as a charge to income over the vesting period. Deferred compensation is recorded as a component of Division equity.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


     In May 1999, Cabot adopted a stock purchase assistance plan whereby Cabot may extend credit to its employees to purchase restricted shares of Cabot Corporation common stock awarded under Cabot's 1999 Equity Incentive Plan. Prior to this date, loans were made available to employees by a third party financial institution. On June 30, 1999, Cabot purchased, from a financial institution, all such full recourse loans to Cabot employees outstanding as of that date. As of September 30, 1999, notes receivable from employees of the Division totaled approximately $1,383. These notes receivable are not included in the historical financial statements of the Division and upon the closing of the planned initial public offering, any restricted stock receivables related to securities held by employees of the Division will remain with Cabot.


  RESTRICTED STOCK

     Shares of restricted stock awarded to employees of the Division are summarized as follows:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                         RESTRICTED    EXERCISE
                                                           STOCK        PRICE
                                                         ----------    --------
Outstanding at September 30, 1996......................    46,100       $ 9.67
  Granted..............................................    31,500        19.55
  Vested...............................................    (8,800)        6.14
  Canceled.............................................        --           --
                                                          -------
Outstanding at September 30, 1997......................    68,800        14.64
  Granted..............................................    48,200        17.09
  Vested...............................................   (10,000)       10.00
  Canceled.............................................      (300)       14.13
                                                          -------
Outstanding at September 30, 1998......................   106,700        16.19
  Granted..............................................    95,300        33.09
  Vested...............................................   (30,300)        9.62
  Canceled.............................................    (4,700)       17.70
                                                          -------
Outstanding at September 30, 1999......................   167,000       $26.98
                                                          =======

     Total compensation expense recognized by the Division for restricted stock based awards under APB 25 amounted to $242, $449, and $900 during fiscal 1997, 1998 and 1999, respectively.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)

  STOCK OPTIONS

     Cabot stock option activity related to employees of the Division is summarized as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                           STOCK     EXERCISE
                                                          OPTIONS     PRICE
                                                          -------    --------
Balance at September 30, 1996...........................  13,072      $ 9.13
  Granted...............................................   1,300       23.88
  Exercised.............................................      --          --
  Canceled..............................................      --          --
                                                          ------
Balance at September 30, 1997...........................  14,372       10.46
  Granted...............................................  17,615       35.31
  Exercised.............................................  (4,000)       8.72
  Canceled..............................................      --          --
                                                          ------
Balance at September 30, 1998...........................  27,987       26.35
  Granted...............................................  63,000       27.00
  Exercised.............................................  (2,400)      10.47
  Canceled..............................................  (5,850)      35.31
                                                          ------
Balance at September 30, 1999...........................  82,737      $26.67
                                                          ======

     There were no options granted at prices below the quoted market price of common stock.

     Additional information about outstanding options to purchase Cabot common stock held by employees of the Division at September 30, 1999 is as follows:

                                         OUTSTANDING                        EXERCISABLE
                           ----------------------------------------    ---------------------
                                           WEIGHTED        WEIGHTED                 WEIGHTED
                                            AVERAGE        AVERAGE                  AVERAGE
                            NUMBER        CONTRACTUAL      EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICE    OF SHARES    LIFE (IN YEARS)     PRICE      OF SHARES     PRICE
-----------------------    ---------    ---------------    --------    ---------    --------
$7.59-$10.47.............    6,272            .97           $ 7.75       6,272       $ 7.75
$23.88-$35.31............   76,465           2.46            28.22         400        26.70
                            ------                          ------       -----       ------
                            82,737                          $26.67       6,672       $ 8.89
                            ======                          ======       =====       ======

     As permitted by SFAS 123, Cabot has chosen to continue to account for stock options in accordance with the provisions of APB 25 and, accordingly, no compensation expense related to stock option grants was recorded.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


     Pro forma information regarding net income is required by SFAS 123 and has been determined as if the Division had accounted for stock options under the fair value method using the Black-Scholes option-pricing model and the following assumptions:

                                                         YEAR ENDED SEPTEMBER 30,
                                                       -----------------------------
                                                        1997       1998       1999
                                                        ----       ----       ----
Expected stock price volatility......................      26%        34%        35%
Risk free interest rate..............................    6.54%      5.63%      5.42%
Expected life of options.............................  4 years    4 years    4 years
Expected annual dividends............................    $0.40      $0.44      $0.44

     The estimated weighted average fair value of options granted by Cabot to employees of the Division during fiscal 1997, 1998 and 1999 were $6.37, $11.00, and $8.24, respectively. Had the fair value based method been adopted, the Division's pro forma net income for fiscal 1997, 1998 and 1999 would have been $707, $4,218 and $12,213, respectively.

13.  INCOME TAXES:

     Income before income taxes was as follows:

                                                                SEPTEMBER 30,
                                                          -------------------------
                                                          1997     1998      1999
                                                          ----     ----      ----
Domestic................................................  $293    $6,178    $18,655
Foreign.................................................   370       270        421
                                                          ----    ------    -------
          Total.........................................  $663    $6,448    $19,076
                                                          ====    ======    =======

     Taxes on income consisted of the following:

                                                                SEPTEMBER 30,
                                                          -------------------------
                                                          1997      1998      1999
                                                          ----      ----      ----
U.S. federal and state:
  Current...............................................  $(156)   $1,953    $6,522
  Deferred..............................................    (17)     (182)     (234)
                                                          -----    ------    ------
Total...................................................   (173)    1,771     6,288
                                                          -----    ------    ------
Foreign:
  Current...............................................     20       401       489
  Deferred..............................................    108        39        19
                                                          -----    ------    ------
Total...................................................    128       440       508
                                                          -----    ------    ------
Total U.S. and foreign..................................  $ (45)   $2,211    $6,796
                                                          =====    ======    ======

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


     The provision for income taxes at the Division's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                                SEPTEMBER 30,
                                                          -------------------------
                                                          1997      1998      1999
                                                          ----      ----      ----
Computed tax expense at the federal statutory rate......  $ 232    $2,257    $6,677
U.S. benefits from research and development
  activities............................................   (353)     (367)     (344)
State taxes, net of federal effect......................     10        58       508
Impact of foreign taxation at different rates,
  repatriation and other................................     62       354       155
Foreign sales corporation...............................    (17)     (118)     (243)
Other, net..............................................     21        27        43
                                                          -----    ------    ------
(Benefit) provision for income taxes....................  $ (45)   $2,211    $6,796
                                                          =====    ======    ======


     The Division's effective tax rate differed from the statutory tax rate during the three months ended December 31, 1998 and 1999 primarily as a result of tax benefits generated as a result of research and development activities.


     Significant components of deferred income taxes were as follows:

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1998      1999
                                                               ----      ----
Deferred tax assets:
  Amortization..............................................  $  281    $  367
  Employee benefits.........................................     596     1,118
  Inventory.................................................     100        89
  Product warranty..........................................     122       168
  Accrued legal fees........................................      64       105
  State and local taxes.....................................      67       144
  Other.....................................................      58       133
                                                              ------    ------
          Total deferred tax assets.........................  $1,288    $2,124
                                                              ======    ======
Deferred tax liabilities:
  Depreciation and amortization.............................  $  698    $  827
  Translation adjustment....................................      90       582
                                                              ------    ------
          Total deferred tax liabilities....................  $  788    $1,409
                                                              ======    ======


14.  COMMITMENTS AND CONTINGENCIES:


  LEASE COMMITMENTS

     Cabot, on behalf of the Division, leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable leases, most of which expire within ten years and may be renewed by the Division. Rent expense under such arrangements during fiscal 1997, 1998 and 1999 totaled $160, $150 and $1,439, respectively.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


     Future minimum rental commitments under noncancelable leases as of September 30, 1999 are as follows:

2000................................................  $1,327
2001................................................   1,092
2002................................................      69
2003................................................      26
2004................................................      11
2005 and thereafter.................................      --
                                                      ------
                                                      $2,525
                                                      ======

  OTHER LONG-TERM COMMITMENTS


     The Division has a long term supply agreement with the Division's largest customer. The agreement was designed to provide this customer with specified quantities of polishing slurries at agreed-upon prices. This agreement expires in January 2002.



     The Division has an agreement with Davies Imperial Coatings, Inc. ("Davies") pursuant to which Davies will perform certain agreed upon dispersion services for the Division. The Division has agreed to purchase minimum amounts of services per year and has also agreed to invest $150 per year in capital improvements or other expenditures to maintain capacity at the Davies dispersions facility. The initial term of this agreement expires in October 2004, with automatic one-year renewals, and contains a 90 day cancellation clause executable by either party.


  CONTINGENCIES

     In June 1998, a lawsuit was commenced by Rodel, Inc. ("Rodel") against Cabot seeking injunctive relief and damages relating to allegations that Cabot, through the Division, is infringing on a United States patent that Rodel owns. The action is presently in discovery and a trial is scheduled to begin in November 2000. In April 1999, Rodel commenced a second lawsuit against Cabot seeking injunctive relief and damages relating to allegations that Cabot is infringing two other United States patents owned by an affiliate of Rodel. In the first lawsuit, the only product that is specifically alleged to infringe a Rodel patent is the Division's W2000 slurry, which is used to polish tungsten and which currently accounts for a significant portion of the Division's revenue. The second lawsuit does not allege infringement by any specific products; instead, it cites one of Cabot's patents (which relates to a CMP polishing slurry for metal surfaces including, among other things, aluminum and copper) as evidence of infringement by Cabot through the manufacture and sale of unspecified products. At this stage, the Division cannot predict whether or to what extent Rodel will make specific infringement claims with respect to any of the Division's products other than the Division's W2000 slurry in these or any future proceedings. It is possible that Rodel will claim that many of the Division's products infringe its patents.

     Although Cabot is the only named defendant in these lawsuits, the Division has agreed to indemnify Cabot for any and all losses and expenses arising out of this litigation as well as any other litigation arising out of the Division's business. Cabot and the Division believe that they have meritorious defenses to these actions and intend to vigorously defend themselves. However, it is not possible to predict the ultimate outcome of these lawsuits. These claims, even if they are without merit, could be expensive and time consuming to defend and could adversely

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)


affect the Division's business, financial condition and results of operations. If Cabot or the Division were to lose these lawsuits, they may be liable for significant damages and legal expenses and may be enjoined from manufacturing slurry products. It is not possible to estimate the amount of a probable loss, if any, to the Division that might result from this matter. Accordingly, no provision has been made in the Division's combined financial statements.


15.  FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA:

     The Division has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which was effective for the fiscal year ended September 30, 1999.

     The Division operates predominantly in one industry segment -- the development, manufacture, and sale of CMP slurries. Although the Division's products can be categorized into various product lines and periodic financial information is available by product line, management determined that the Division's business is considered one reportable segment in accordance with the aggregation criteria under SFAS 131.

     The Division does not classify export sales as foreign sales. Financial information by geographic area was as follows:


                                                                      SEPTEMBER 30,
                                                              -----------------------------
                                                               1997       1998       1999
                                                               ----       ----       ----
Revenue:
  United States.............................................  $33,650    $55,600    $89,666
  Europe....................................................    1,561      3,231      4,789
  Asia......................................................        0          0      4,235
                                                              -------    -------    -------
Total.......................................................  $35,211    $58,831    $98,690
                                                              =======    =======    =======
Property, plant and equipment, net:
  United States.............................................  $14,975    $17,376    $25,324
  Europe....................................................    2,220      2,461      3,139
  Asia......................................................        0      4,876     11,568
                                                              -------    -------    -------
Total.......................................................  $17,195    $24,713    $40,031
                                                              =======    =======    =======



16.  SUBSEQUENT EVENT:



     In December 1999, CMC obtained a letter of commitment from a bank for a line of credit arrangement whereby CMC will be able to borrow an aggregate amount of up to $25,000 for working capital, general corporate purposes and capital expenditures. The term of the credit arrangement is three years. CMC will be required to pay a fee on the $25,000 commitment amount until the loan agreement is signed and will be required to pay a fee on unused portion of the commitment amount after the loan agreement is signed. The commitment from the bank will be subject to the consummation of the initial public offering of CMC's common stock and certain limits for the aggregate indebtedness of CMC at the time of closing of this credit arrangement.



     In March 2000, CMC obtained a letter of commitment from a bank for an unsecured senior credit facility under which the lender would make term loans to CMC in an aggregate amount of $17,000. The first term loan is in the amount of $3,500 due in March 2005.

                   CABOT MICROELECTRONICS MATERIALS DIVISION

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

           (INFORMATION SUBSEQUENT TO NOVEMBER 5, 1999 IS UNAUDITED)



The second term loan is in the amount of $13,500 with quarterly repayments starting on June 30, 2000 and the remaining obligation due in March 2005. Interest on the outstanding principal balance is due quarterly in arrears. The proceeds of the loans under this credit facility are expected to be used to finance the expected dividend to Cabot.


17.  VALUATION AND QUALIFYING ACCOUNTS:

     The following table sets forth activities in the Division's allowance for doubtful accounts:

                                              BALANCE AT                                BALANCE AT
                                              BEGINNING     CHARGES TO                    END OF
                                               OF YEAR       EXPENSES     DEDUCTIONS       YEAR
            ACCOUNTS RECEIVABLE               ----------    ----------    ----------    ----------
Year ended:
  September 30, 1997........................     $ 50          $ --          $--           $ 50
  September 30, 1998........................       50            --           --             50
  September 30, 1999........................       50            --           --             50


     The Division has historically not recorded warranty claims against warranty reserves but rather provided for them in the period in which they occurred. As such, charges to expenses represent the net charge required to maintain an appropriate reserve.



WARRANTY RESERVES

Year ended:
  September 30, 1997........................     $ 82          $148          $--           $230
  September 30, 1998........................      230           118           --            348
  September 30, 1999........................      348           543           --            891

                                  UNDERWRITING

     Cabot Microelectronics, Cabot Corporation and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
FleetBoston Robertson Stephens Inc..........................
                                                                  --------
          Total.............................................
                                                                  ========

                            ------------------------


     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.


                                 PAID BY
                         CABOT MICROELECTRONICS
                       ---------------------------
                       NO EXERCISE   FULL EXERCISE
                       -----------   -------------
Per Share............    $              $
Total................    $              $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     We and Cabot have agreed with the underwriters not to sell or otherwise dispose any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.


     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 230,000 shares offered by this prospectus to be sold to employees and friends of ours. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus.



     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     We have applied to list our common stock on Nasdaq under the symbol "CCMP".


     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.


     FleetBoston Robertson Stephens Inc., an underwriter in this offering, is an affiliate of the lending bank under our credit facility. Merrill Lynch, Pierce, Fenner & Smith Incorporated, also an underwriter in this offering, is an affiliate of Merrill Lynch Bank & Trust, the lending bank for the loan facility available to all recipients of restricted stock grants.


     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.


     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.3 million.


     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                               INSIDE BACK COVER



     [Map of our global headquarters and facilities]



     Strategically Positioned for Success

-------------------------------------------------------
-------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS


Prospectus Summary......................    3
Risk Factors............................    7
Use of Proceeds.........................   16
Dividend Policy.........................   16
Capitalization..........................   17
Dilution................................   18
Selected Financial Data.................   19
Unaudited Pro Forma Combined Statements
  of Income.............................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   25
Business................................   36
Management..............................   51
Relationships Between Our Company and
  Cabot Corporation.....................   61
Security Ownership of Principal
  Stockholder and Management............   73
Description of Capital Stock............   75
Shares Eligible for Future Sale.........   83
Legal Matters...........................   85
Experts.................................   85
Where You Can Find More Information.....   85
Index to Financial Statements...........  F-1
Underwriting............................  U-1


                               ------------------

     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriting and with respect to an unsold allotment or subscription.
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------


                                4,000,000 Shares



                             CABOT MICROELECTRONICS



                                  CORPORATION


                                  Common Stock

                               ------------------

                          [Cobot MicroElectronic logo]

                               ------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                               ROBERTSON STEPHENS

                      Representatives of the Underwriters
-------------------------------------------------------
-------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses and costs payable by Cabot Microelectronics (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.


                                                                AMOUNT
                                                                ------
Registration fee under Securities Act.......................  $   20,645
NASD filing fee.............................................       8,000
Nasdaq National Market fees.................................      95,000
Legal fees and expenses.....................................   1,175,000
Accounting fees and expenses................................     759,000
Printing and engraving expenses.............................     200,000
Registrar and transfer agent fees...........................       3,000
Miscellaneous expenses......................................      39,355
                                                              ----------
          Total.............................................  $2,300,000
                                                              ==========


---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

     Our bylaws and our certificate of incorporation require us to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

     As permitted by section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

     We intend to obtain primary and excess insurance policies insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by our Underwriters, their directors and officers who sign the registration statement and persons who control us, under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) Exhibits

     The following documents are filed as exhibits to this registration statement:


EXHIBIT
NUMBER                       EXHIBIT DESCRIPTION
-------  ------------------------------------------------------------
   1.1   Form of Underwriting Agreement.*
   3.1   Certificate of Incorporation of Cabot Microelectronics
         Corporation.
   3.2   Amended and Restated By-Laws of Cabot Microelectronics
         Corporation.
   3.3   Form of Amended and Restated Certificate of Incorporation of
         Cabot Microelectronics Corporation.
   3.4   Form of Certificate of Designation, Preferences and Rights
         of Series A Junior Participating Preferred Stock.
   4.1   Form of Cabot Microelectronics Corporation common stock
         certificate.*
   4.2   Rights Agreement.*
   5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson
         regarding the legality of the shares being registered.*
  10.1   Master Separation Agreement, between Cabot Microelectronics
         Corporation and Cabot Corporation.*
  10.2   IPO and Distribution Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.*
  10.3   Tax Sharing Agreement, between Cabot Microelectronics
         Corporation and Cabot Corporation.
  10.4   Management Services Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.
  10.5   Fumed Metal Oxide Supply Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.+
  10.6   Confidential Disclosure and License Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.*
  10.7   Trademark License Agreement, between Cabot Microelectronics
         Corporation and Cabot Corporation.
  10.8   Dispersion Services Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.+
  10.9   Employee Matters Agreement, between Cabot Microelectronics
         Corporation and Cabot Corporation.

EXHIBIT
NUMBER                       EXHIBIT DESCRIPTION
-------  ------------------------------------------------------------
 10.10   Registration Rights Agreement, between Cabot
         Microelectronics Corporation and Cabot Corporation.
 10.11   Purchase Agreement between Cabot Corporation and Intel
         Corporation.+
 10.12   Services Agreement by and among Davies -- Imperial Coatings,
         Inc., Cabot Corporation, Donn Davies and JoAnn Davies.+
 10.13   Sublease for Barry, Wales facility.*
 10.14   2000 Equity Incentive Plan.
 10.15   2000 Employee Stock Purchase Plan.
  23.1   Consent of PricewaterhouseCoopers, LLP
  23.2   Consent of Fried, Frank, Harris, Shriver & Jacobson
         (included in Exhibit 5.1).*
  23.3   Consent of Juan Cabot Enriquez**
  23.4   Consent of John P. Frazee, Jr.**
  23.5   Consent of Steven V. Wilkinson**
  24.1   Power of Attorney.**
  27.1   Financial Data Schedule.


---------------
* To be filed by amendment.
** Previously filed.
+ Portions of these exhibits have been omitted pursuant to a request for confidential treatment.

     (B) Financial Statement Schedules

     Financial statement schedules have been omitted because they are not applicable or the required information is shown in the combined financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aurora, State of Illinois, on March 27, 2000.


                                          CABOT MICROELECTRONICS CORPORATION

                                          By:     /s/ MATTHEW NEVILLE
                                            ------------------------------------
                                              Matthew Neville
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                                 TITLE                          DATE
               ---------                                 -----                          ----
                                           Chairman of the Board
                   *
---------------------------------------
           Kennett F. Burnes

                                           President and Chief Executive
                                             Officer, Director (Principal
                                             Executive Officer)
          /s/ MATTHEW NEVILLE                                                    March 27, 2000
---------------------------------------
            Matthew Neville

                                           Vice President, Chief Financial
                                             Officer, Treasurer and Secretary
                                             (Principal Financial and
                                             Accounting Officer)
        /s/ WILLIAM C. MCCARTHY                                                  March 27, 2000
---------------------------------------
          William C. McCarthy

                                           Director
                   *
---------------------------------------
           Samuel W. Bodman

                                           Director
                   *
---------------------------------------
          William P. Noglows

       *By: /s/ MATTHEW NEVILLE                                                  March 27, 2000
  ----------------------------------
            Matthew Neville
           Attorney-in-Fact

                                 EXHIBITS INDEX


EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------   ------------------------------------------------------------
 1.1      Form of Underwriting Agreement.*
 3.1      Certificate of Incorporation of Cabot Microelectronics
          Corporation.
 3.2      Amended and Restated By-Laws of Cabot Microelectronics
          Corporation.
 3.3      Form of Amended and Restated Certificate of Incorporation of
          Cabot Microelectronics Corporation
 3.4      Form of Certificate of Designation, Preferences and Rights
          of Series A Junior Participating Preferred Stock
 4.1      Form of Cabot Microelectronics Corporation common stock
          certificate.*
 4.2      Rights Agreement.*
 5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson
          regarding the legality of the shares being registered.*
10.1      Master Separation Agreement, between Cabot Microelectronics
          Corporation and Cabot Corporation.*
10.2      IPO and Distribution Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.*
10.3      Tax Sharing Agreement, between Cabot Microelectronics
          Corporation and Cabot Corporation.
10.4      Management Services Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.
10.5      Fumed Metal Oxide Supply Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.+
10.6      Confidential Disclosure and License Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.*
10.7      Trademark License Agreement, between Cabot Microelectronics
          Corporation and Cabot Corporation.
10.8      Dispersion Services Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.+
10.9      Employee Matters Agreement, between Cabot Microelectronics
          Corporation and Cabot Corporation.
10.10     Registration Rights Agreement, between Cabot
          Microelectronics Corporation and Cabot Corporation.
10.11     Purchase Agreement between Cabot Corporation and Intel
          Corporation.+
10.12     Services Agreement by and among Davies--Imperial Coatings,
          Inc., Cabot Corporation, Donn Davies and JoAnn Davies.+
10.13     Sublease for Barry, Wales facility.*
10.14     2000 Equity Incentive Plan.
10.15     2000 Employee Stock Purchase Plan.
23.1      Consent of PricewaterhouseCoopers, LLP.
23.2      Consent of Fried, Frank, Harris, Shriver & Jacobson
          (included in Exhibit 5.1).*
23.3      Consent of Juan Cabot Enriquez**
23.4      Consent of John P. Frazee, Jr.**
23.5      Consent of Steven V. Wilkinson**
24.1      Power of Attorney. **
27.1      Financial Data Schedule.


---------------
* To be filed by amendment.
** Previously filed.
+ Portions of these exhibits have been omitted pursuant to a request for confidential treatment.